Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

by and between

AIR PRODUCTS AND CHEMICALS, INC.

and

EVONIK INDUSTRIES AG

Dated as of May 6, 2016

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EXHIBITS

Exhibit A	-	Form of Instrument of Assumption

Exhibit B	-	Form of Bill of Sale and Assignment

Exhibit C	-	Forms of Local Purchase Agreements

Exhibit D	-	Forms of IP Assignment Agreements

Exhibit E	-	Form of Transition Services Agreement

SCHEDULES

Schedule A	-	Net Working Capital of the PMD Business

Schedule B	-	PMD Asset Sellers and PMD Asset Buyers

Schedule C	-	PMD Share Sellers and PMD Share Buyers

Schedule D	-	Base Purchase Price Allocation

Schedule E	-	Exchange Rate

Schedule F	-	Local Closings

Schedule G	-	APD Guarantees

Schedule H	-	APD LCs

Schedule I	-	Owned Real Property and Leased Real Property

Schedule J	-	Other Required Governmental Approvals

Schedule K	-	Capital Expenditures Budget

Schedule L	-	Pasadena Facility Construction

Schedule M	-	IT Ringfencing

Schedule N	-	Form of Ground Lease for Pasadena Plant

Schedule O	-	Form of Utilities Supply Agreement

Schedule P	-	Form of Ground Lease for Calvert City PMD Plant

Schedule Q	-	Forms of Offer Letters

Schedule R	-	Form of Product Supply Agreement

Schedule S	-	Form of Pipeline Agreement

Schedule T	-	Form of License Agreement

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PURCHASE AGREEMENT

PURCHASE AGREEMENT (this “Agreement”), dated as of May 6, 2016, by and between Air Products and Chemicals, Inc., a Delaware corporation (“APD”), and Evonik Industries AG, a German Aktiengesellschaft (“Buyer”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Annex A of this Agreement.

WHEREAS, in addition to its other businesses, APD is engaged directly and through certain of its Subsidiaries in the PMD Business;

WHEREAS, the parties hereto desire that the PMD Share Sellers sell, convey, assign, transfer and deliver to Buyer or the PMD Share Buyers, and that Buyer shall, or shall cause the PMD Share Buyers to, purchase, acquire and accept from the PMD Share Sellers, all right, title and interest of the PMD Share Sellers in and to the PMD Shares in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that the PMD Asset Sellers sell, convey, assign, transfer, deliver and, as provided herein, license, sublicense, lease or sublease, to Buyer or one or more of the PMD Asset Buyers, and that Buyer or one or more of the PMD Asset Buyers purchase, acquire, accept and, as provided herein, license, sublicense, lease or sublease, from the PMD Asset Sellers, all right, title and interest of the PMD Asset Sellers in and to the Acquired PMD Assets, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that Buyer or one or more of the PMD Asset Buyers will assume the Assumed Liabilities in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, prior to the Closing, certain Sellers and Buyer or one or more of the PMD Asset Buyers will execute Local Purchase Agreements;

WHEREAS, at or prior to the Closing, APD (or one of its Subsidiaries) and Buyer or one or more of the PMD Share Buyers or one or more of the PMD Asset Buyers will enter into the Related Agreements and the Other Transaction Documents; and

WHEREAS, the Board of Directors of APD and the Supervisory Board of Buyer have approved this Agreement, the Local Purchase Agreements, the Related Agreements, the Other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE; ASSUMPTION OF LIABILITIES

Section 1.1 Purchase and Sale of the PMD Shares. Upon the terms and subject to the conditions of this Agreement, on the Closing Date APD shall cause the PMD Share Sellers to sell, convey, assign, transfer and deliver to Buyer, the applicable PMD Share Buyer (or, in the case of qualifying shares required under applicable Law to be held by director nominees, Buyer’s designee), and Buyer shall, or shall cause the PMD Share Buyers (or, in the case of qualifying shares required under applicable Law to be held by director nominees, Buyer’s designee) to, purchase, acquire and accept from such PMD Share Sellers, all right, title and interest of such PMD Share Sellers in and to all of the issued and outstanding beneficial and legal ownership of the shares of capital stock (the “PMD Shares”) of each of the Transferred PMD Companies, free and clear of all Encumbrances (other than restrictions imposed by federal, state and foreign securities laws).

Section 1.2 Purchase and Sale of the Acquired PMD Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date APD shall, or shall cause the PMD Asset Sellers to, sell, convey, assign, transfer and deliver to the applicable PMD Asset Buyers, and Buyer shall, or shall cause the applicable PMD Asset Buyers to, purchase, acquire and accept from the applicable PMD Asset Sellers, all of such PMD Asset Sellers’ right, title and interest in and to the PMD Assets (other than the equity of the Transferred PMD Companies and any PMD Assets held by the Transferred PMD Companies) (such assets, the “Acquired PMD Assets”), free and clear of all Encumbrances other than Permitted Encumbrances.

Section 1.3 Assumption of Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer shall, or shall cause the applicable PMD Asset Buyer or PMD Share Buyer to, assume the Assumed Liabilities (other than Assumed Liabilities that are Liabilities solely of the Transferred PMD Companies) pursuant to an instrument of assumption in the form attached as Exhibit A hereto or the applicable Local Purchase Agreement, as the case may be.

ARTICLE II

PURCHASE PRICE; CLOSING

Section 2.1 Purchase Price. The aggregate purchase price for the PMD Shares and the PMD Assets shall be (i) $3,800,000,000 (the “Base Purchase Price”), (ii) plus the Final Closing Cash, (iii) minus the Final Closing Indebtedness and (iv) (A) plus, if the Final Closing Net Working Capital exceeds the Reference Net Working Capital, the full amount by which the Final Closing Net Working Capital exceeds the Reference Net Working Capital or (B) minus, if the Reference Net Working Capital exceeds the Final Closing Net Working Capital, the full amount by which the Reference Net Working Capital exceeds the Final Closing Net Working Capital (the aggregate of the foregoing clauses (i), (ii), (iii) and (iv), the “Purchase Price”).

Section 2.2 Payment of Purchase Price.

(a) No later than four (4) Business Days prior to the Closing Date, APD shall prepare and deliver to Buyer (i) a statement setting forth its good faith estimates of the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), the Closing Cash (the “Estimated Closing Cash”) and the Closing Indebtedness (the “Estimated Closing Indebtedness”), as estimated in accordance with the Accounting Principles together with reasonable documentation supporting the basis of all such calculations (the “Estimated Statement”); and (ii) a funds flow statement consistent with Schedule D and Schedule E including wire transfer instructions (the “Funds Flow Statement”). APD shall in good faith consider any changes requested by Buyer to the Estimated Statement and the Funds Flow Statement.

(b) At the Closing, Buyer shall pay, on behalf of the PMD Share Buyers and the PMD Asset Buyers, to the PMD Share Sellers and PMD Assets Sellers as set forth in Schedule D an aggregate amount equal to (i) the Base Purchase Price, (ii) plus the Estimated Closing Cash, (iii) minus the Estimated Closing Indebtedness and (iv) (A) plus, if the Estimated Closing Net Working Capital exceeds the Reference Net Working Capital, the full amount by which the Estimated Closing Net Working Capital exceeds the Reference Net Working Capital or (B) minus, if the Reference Net Working Capital exceeds the Estimated Closing Net Working Capital, the full amount by which the Reference Net Working Capital exceeds the Estimated Closing Net Working Capital (the aggregate of the foregoing clauses (i), (ii), (iii) and (iv), the “Preliminary Purchase Price”), in immediately available funds to the accounts designated in the Funds Flow Statement.

Section 2.3 Exchange Rate.

(a) Schedule E sets forth those jurisdictions where, pursuant to applicable Law, a portion of the Purchase Price or Preliminary Purchase Price that is attributable to the sale and purchase of any PMD Shares or PMD Assets in such jurisdictions other than the United States must be paid in a currency other than dollars. All payments shall be made by the applicable PMD Share Buyer or PMD Asset Buyer in local currency converted at the applicable spot exchange rate for value at Closing to be determined in accordance with Schedule E.

(b) For purposes of applying any dollars denominated threshold amounts or limitations on indemnification to Losses denominated in a currency other than dollars, the amounts of such Losses shall be converted into dollars using an exchange rate equal to average of the prevailing exchange rate for transactions as published by The Wall Street Journal published on each of the five (5) consecutive Business Days immediately preceding the date on which the indemnification payment for such Loss is made.

Section 2.4 The Closing.

(a) Subject to the terms and conditions of this Agreement, including Section 2.4(b), the consummation of the transactions contemplated hereby (the “Closing”) shall, subject to the satisfaction or waiver of the conditions set forth in Article VII, be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at Four Times Square, New York, New

York (or such other place or places as the parties may mutually agree), (A) on the sixth Business Day after all the conditions precedent set forth in Article VII are satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing; provided that such conditions would be so satisfied) or (B) on such other date as the parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed effective as of 12:01 a.m. New York time on the Closing Date (the “Effective Time”) with APD owning the PMD Assets and the PMD Shares for the entire calendar day immediately preceding the Closing Date and Buyer owning the PMD Assets and the PMD Shares for the entire Closing Date.

(b) The sale and purchase of any PMD Shares and PMD Assets in the jurisdictions outside the United States set forth in Schedule F shall occur in escrow on the Local Business Day immediately preceding the Closing Date at the locations and times set forth in Schedule F (each, a “Local Closing”). At each Local Closing, the relevant PMD Share Seller or PMD Asset Seller, as the case may be, shall deliver the respective Local Purchase Agreement (to the extent not previously delivered) and any documents, certificates and instruments contemplated thereby to the relevant PMD Share Buyer or PMD Asset Buyer, as the case may be, and the relevant PMD Share Buyer or PMD Asset Buyer shall deliver the respective Local Purchase Agreement and any documents, certificates and instruments contemplated thereby to the relevant PMD Share Seller or PMD Asset Seller, as the case may be (collectively, the “Local Closing Documents”). The consummation of each Local Closing shall be subject to the condition precedent that the Closing occurs. All agreements and documents executed at the respective Local Closing shall be held in escrow pending the Closing. If the Closing does not occur, all agreements and documents executed at the respective Local Closing and held in escrow shall be returned to the parties that have executed such documents and such parties shall be returned to their respective positions preceding the Local Closing. For the avoidance of doubt, the payment of any portion of the Purchase Price or Preliminary Purchase Price attributable to a Local Closing shall be subject to the satisfaction or waiver of the conditions set forth in Article VII and shall be made at the time at which the Closing occurs in accordance with Section 2.4(a).

(c) On the Closing Date, APD shall deliver or cause to be delivered to Buyer the following (except as otherwise provided in Section 5.24):

(i) the Local Closing Documents (released from escrow) duly executed by APD or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties at a Local Closing;

(ii) certificates (where applicable) or equivalent documents representing the PMD Shares duly endorsed (or accompanied by a duly executed stock power) and in form for transfer to Buyer;

(iii) such duly executed deeds and other good and sufficient instruments of conveyance and transfer as shall be effective to vest good and marketable title in Buyer to the Owned Real Property, free and clear of Encumbrances except Permitted Encumbrances;

(iv) the Related Agreements and the Other Transaction Documents, duly executed by APD or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(v) an owner’s affidavit, non-imputation affidavit, and GAP undertaking in form reasonably requested by Buyer’s title company, together with such other and further documents as may be reasonably required to consummate the transfer of the Owned Real Property as may be reasonably required by Buyer’s title company to issue a title insurance policy for the Owned Real Property that is subject only to Permitted Encumbrances, and all real property transfer tax declarations, if required under applicable law;

(vi) a certificate of non-foreign status that complies with Section 1445 of the Code and the Treasury Regulations thereunder, duly executed by each of the Sellers listed on Section 2.4(c)(vi) of the Seller’s Disclosure Schedule;

(vii) a duly executed bill of sale and assignment, in the form attached as Exhibit B hereto, and such other instruments or documents as the Buyer may reasonably request to evidence the PMD Asset Buyers’ purchase of the Acquired PMD Assets or otherwise necessary to provide for the transactions contemplated hereby; and

(viii) all other documents expressly required to be delivered by APD or its Affiliates on or prior to the Closing Date pursuant to this Agreement.

(d) On the Closing Date, Buyer shall deliver or cause to be delivered to APD or its designee the following:

(i) the Local Closing Documents (released from escrow) duly executed by Buyer or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(ii) the Preliminary Purchase Price in immediately available funds by wire transfer to an account or accounts at such bank or banks specified in the Funds Flow Statement;

(iii) the Related Agreements and the Other Transaction Documents, duly executed by Buyer or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(iv) a duly executed instrument of assumption, in the form attached as Exhibit A hereto, and such other documents as APD may reasonably request or as may be otherwise necessary in order to effect the assumption by Buyer and the PMD Asset Buyers (and the release of APD and the PMD Asset Sellers and their Affiliates from) the Assumed Liabilities, or otherwise reasonably required by APD in connection herewith; and

(v) all other documents expressly required to be delivered by Buyer or its Affiliates on or prior to the Closing Date pursuant to this Agreement.

Section 2.5 Purchase Price Adjustment.

(a) Post-Closing Purchase Price Determination.

(i) As soon as practicable, but in no event later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to APD a statement (the “Preliminary Adjustment Statement”) containing a reasonably detailed calculation by Buyer of the Closing Net Working Capital of the PMD Business, the Closing Cash and the Closing Indebtedness, in each case as of the Effective Time prepared in substantially the same format as the Estimated Statement (the “Closing Adjustment Amounts”), all prepared on a basis consistent with the Accounting Principles.

(ii) In connection with Buyer’s preparation of the Preliminary Adjustment Statement, APD shall, and shall cause its Affiliates to, (A) provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by APD or any of its employees and accountants or other Representatives which are relevant to the Preliminary Adjustment Statement (which access shall be provided promptly after request by Buyer and/or its Representatives) and (B) use its reasonable best efforts to cause APD’s independent accountant to communicate and cooperate with Buyer and its Representatives with respect to such preparation; provided, that, APD shall not be required to disclose any Privileged information.

(iii) If APD disagrees with Buyer’s calculation of the Closing Adjustment Amounts, APD shall promptly, but in no event later than forty-five (45) days after receiving the Preliminary Adjustment Statement (the “Review Period”) deliver to Buyer written notice describing its dispute by specifying those items or amounts as to which APD disagrees, together with APD’s determination of such disputed items and amounts and a description setting forth in reasonable detail the nature of the disputed items (a “Dispute Notice”). If APD either gives notice that it agrees with Buyer’s calculation of the Closing Adjustment Amounts or fails to deliver a Dispute Notice within the Review Period, Buyer and APD agree that the Preliminary Adjustment Statement shall be deemed to set forth the Closing Adjustment Amounts with respect to those items that have been agreed upon or for which APD shall have failed to deliver a Dispute Notice (and shall constitute the respective Final Adjustment Amount). If APD delivers a Dispute Notice to Buyer within the Review Period, APD and Buyer will use good faith efforts to resolve the dispute during the thirty (30)-day period commencing on the date APD delivers the Dispute Notice to Buyer (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties). If Buyer and APD are not able to resolve all disputed items within such thirty (30)-day period, then either party shall have the right to submit the items in dispute following the expiration of such thirty (30)-day period to Ernst & Young LLP, or if Ernst & Young LLP is unwilling to serve, another mutually acceptable internationally recognized independent accounting firm (the “Accounting Firm”). The Accounting Firm shall be given reasonable access to all relevant records of the PMD Business to calculate the Closing Adjustment Amounts. If any remaining issues in dispute are submitted to the Accounting Firm for resolution, each of Buyer and APD will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute (with a simultaneous copy to the other party) and to discuss such matters with the Accounting Firm. The Accounting Firm shall calculate, based solely on the written submissions of Buyer, on the one hand, and APD, on the other hand, and not by independent investigation, and only with respect to the matters in dispute, the Closing Adjustment Amounts and shall be instructed that its calculation (A) must be made in accordance with the standards and definitions in this Agreement (including the Accounting Principles) and Schedule A, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by APD in the Dispute Notice and by Buyer in the Preliminary Adjustment Statement. APD and Buyer shall instruct the Accounting Firm to submit such calculation to APD and Buyer as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm. The determination by the Accounting Firm of the Closing Adjustment Amounts, as set forth in a written notice delivered to Buyer and APD by the Accounting Firm in accordance with this Agreement, will be binding and conclusive on Buyer and APD. The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 2.5(a) are referred to herein collectively as the “Final Adjustment Amounts” and individually as the “Final Closing Net Working Capital”, the “Final Closing Cash” and the “Final Closing Indebtedness”, respectively.

(iv) The costs and expenses of the Accounting Firm shall be borne by Buyer in the proportion that the aggregate dollar amount of the items that are successfully disputed by APD (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of the items submitted to the Accounting Firm and by APD in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by APD (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of the items submitted to the Accounting Firm. The Accounting Firm shall include such apportionment of its fees and expenses in its determination.

(v) In connection with APD’s review of the Preliminary Adjustment Statement, Buyer shall (A) provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by Buyer or any of its employees and accountants or other representatives during the course of its review which are relevant to the Preliminary Adjustment Statement (which access shall be provided promptly after request by APD and/or its representatives) and (B) use its reasonable best efforts to cause Buyer’s independent accountant to communicate and cooperate with APD and its Representatives with respect to such review; provided, that, Buyer shall not be required to disclose any Privileged information.

(vi) The process set forth in this Section 2.5(a) shall be the exclusive process of APD and Buyer for the resolution of any disputes related to the Closing Adjustment Amounts.

(b) Final Purchase Price Determination.

(i) Promptly upon the determination of the Final Adjustment Amounts, the parties shall determine the amount that would have been paid pursuant to Section 2.2 if the Final Adjustment Amounts had been substituted for the Estimated Closing Cash, Estimated Closing Indebtedness and the Estimated Closing Net Working Capital, respectively.

(ii) If such substitution when netted, would have resulted in a Purchase Price that is less than the Preliminary Purchase Price paid at Closing, then APD shall pay to Buyer an aggregate amount equal to such shortfall pursuant to Section 2.5(b)(v).

(iii) If such substitution when netted, would have resulted in a Purchase Price that is greater than the Preliminary Purchase Price paid at Closing, then Buyer shall pay to APD an aggregate amount equal to such excess pursuant to Section 2.5(b)(v).

(iv) If such substitution when netted, would have resulted in a Purchase Price that is equal to the Preliminary Purchase Price paid at Closing, then there shall be no adjustment to the Preliminary Purchase Price.

(v) Buyer or APD, as the case may be, shall, within five (5) Business Days of the determination of the Final Adjustment Amounts make any payments pursuant to Section 2.5(b)(ii) or (iii), as the case may be, to the other by wire transfer of immediately available funds to one or more accounts designated by the other, together with interest thereon at a rate equal to the prime rate as published in The Wall Street Journal in effect on the Closing Date, for the period from the Closing Date through and including the earlier of the date of payment and the date on which such payment is made.

Section 2.6 Allocation of Purchase Price.

(a) Attached as Schedule D is a schedule setting forth the allocation of the Base Purchase Price, among the PMD Shares and the PMD Asset Sellers (the “Base Purchase Price Allocation”) which shall be conclusive and binding on APD, Buyer and their respective Subsidiaries and Affiliates. No later than ninety (90) days after the Closing Date, Buyer, on behalf of itself, the PMD Share Buyers and the PMD Asset Buyers, shall deliver to APD a schedule (the “Closing Adjustments Allocation Schedule”), allocating the Closing Adjustment Amounts, among the PMD Shares and the PMD Asset Sellers, which allocation: (i) shall, in all cases, be consistent with the Base Purchase Price Allocation, (ii) shall allocate the amounts described in Sections 2.1(ii) and 2.1(iii) based on the PMD Shares and the PMD Asset Sellers to which such amounts relate, and (iii) shall allocate the amount described in Section 2.1(iv) in accordance with the Base Purchase Price Allocation. If APD disagrees with the Closing Adjustments Allocation Schedule, APD may, within thirty (30) days after delivery of the Closing Adjustments Allocation Schedule, deliver a notice (the “APD Allocation Notice” to Buyer to such effect, specifying those items as to which APD disagrees and setting forth

APD’s proposed allocation. If the APD Allocation Notice is duly delivered, Buyer and APD shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts. If Buyer and APD are unable to reach such agreement, they shall promptly thereafter cause the Accounting Firm to resolve any remaining disputes (it being understood that no adjustment shall be made by the Accounting Firm to the Base Purchase Price Allocation). The Closing Adjustments Allocation Schedule, as it may be adjusted pursuant to any agreement between APD and Buyer or as determined by the Accounting Firm, and as further adjusted as appropriate to reflect Final Closing Cash, Final Closing Indebtedness and Final Closing Net Working Capital, in each case as determined pursuant to Section 2.5, shall be applied to the Base Purchase Price Allocation and, as so applied, shall become the final allocation of the Purchase Price among the PMD Shares and the PMD Asset Sellers (the “Final Allocation”), which shall be conclusive and binding on APD, Buyer and their respective Affiliates.

(b) APD and Buyer shall (and shall cause their respective Subsidiaries and Affiliates to) (i) be bound by the Final Allocation for purposes of determining any Taxes, (ii) prepare and file IRS Form 8594 and any other comparable forms required under applicable Tax Law in a manner consistent with the Final Allocation, (iii) prepare and file its Tax Returns on a basis consistent with the Final Allocation and (iv) take no position inconsistent with the Final Allocation on any applicable Tax Return or in any proceeding before any Tax Authority, except as otherwise required pursuant to a Final Determination. In the event that a Tax Authority disputes the Final Allocation, the party receiving notice of such dispute shall promptly notify the other party hereto, and APD and Buyer shall (and shall cause their respective Subsidiaries and Affiliates to) use their reasonable best efforts to defend such Final Allocation in any applicable proceeding, and the matter shall be handled as a Tax Audit.

(c) No later than one hundred twenty (120) days after the Closing Date, Buyer, on behalf of itself, the PMD Share Buyers and the PMD Asset Buyers, shall deliver to APD a schedule (the “Preliminary Asset Allocation Schedule”) (i) allocating among the Acquired PMD Assets sold by each PMD Asset Seller the Purchase Price allocated to such PMD Asset Seller on the Final Allocation and any relevant Assumed Liabilities and (ii) allocating among the assets of US63, any Required 338 Entity and any Transferred DRE the Purchase Price allocated to the applicable PMD Share Seller on the Final Allocation and any relevant Assumed Liabilities, in each case, in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder to the extent applicable. For the avoidance of doubt, the Preliminary Asset Allocation Schedule shall be limited to the specific assets and liabilities described in the immediately preceding sentence and shall be consistent in all respects with the Final Allocation. If APD disagrees with the Preliminary Asset Allocation Schedule, APD may, within thirty (30) days after delivery of the Preliminary Asset Allocation Schedule, deliver a notice (the “APD Asset Allocation Notice”) to Buyer to such effect, specifying those items as to which APD disagrees and setting forth APD’s proposed allocation. If the APD Asset Allocation Notice is duly delivered, Buyer and APD shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts. If Buyer and APD are unable to reach such agreement, they shall promptly thereafter cause the Accounting Firm to resolve any remaining disputes. The Preliminary Asset Allocation Schedule, as it may be adjusted pursuant to any agreement between APD and Buyer or as determined by the Accounting Firm, shall be conclusive and binding on APD, Buyer and their respective Subsidiaries and Affiliates.

(d) APD and Buyer shall (and shall cause their respective Subsidiaries and Affiliates to) allocate any post-Closing adjustment to the Purchase Price or any other items that are treated as additional consideration for Tax purposes (including the Assumed Liabilities) to the relevant Transferred PMD Company or the PMD Asset Seller; shall further allocate such adjustment, if relevant for purposes of any applicable Law, to the assets to which such adjustment relates; and shall make any corresponding changes required to reflect such adjustment; in each case as reasonably determined by APD and Buyer consistent with the Base Purchase Price Allocation and, to the greatest extent reasonably possible, with the Final Allocation. In the event of any such adjustment, the parties shall timely file with any relevant Tax Authority any additional information required to be filed under applicable Law.

Section 2.7 Withholding Rights.

(a) Notwithstanding any other provision of this Agreement, any party making a payment under this Agreement shall be entitled to deduct and withhold from such payment the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that if either party becomes aware that any amount is required to be so withheld, it shall promptly notify the other party of any such required withholding and the parties shall cooperate with each other in good faith (including by taking all reasonable actions requested by the other party to the extent such actions would not reasonably be expected to have an adverse impact on the requested party) to minimize or eliminate such withholding Taxes; provided, further, however that Buyer shall use commercially reasonable efforts to give written notice to APD of any withholding from any payment made pursuant to this Article II as soon as reasonably practicable and in any event within 15 Business Days prior to the date of such payment. Subject to Section 2.7(b), any amounts so withheld, to the extent paid over to the appropriate Tax Authority, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) If any Taxes are required by any jurisdiction to be deducted or withheld from any payment made pursuant to this Article II and such requirement to deduct or withhold arose or arises as a result of Buyer or any of its Affiliates having been organized under the laws of, or having a place of business in, a jurisdiction, in each case, under circumstances where (and to the extent) such deduction or withholding of Tax would not have been required had Buyer or any of its Affiliates been organized under the laws of, or had a place of business in, another jurisdiction, such payment shall be increased as necessary so that after such deduction or withholding has been made (including deductions and withholding applicable to additional sums payable under this Section 2.7), the recipient of such payment receives an amount equal to the sum it would have received had no such deduction or withholding been made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF APD

APD hereby represents and warrants to Buyer that, except as set forth in the Seller’s Disclosure Schedule (provided that any disclosure as an exception to, or in response to a listing requirement contained in, a representation or warranty in a section or subsection of the Seller’s Disclosure Schedule shall apply to the corresponding section or subsection of this Article III, as well as to matters represented or warranted in such other sections or subsections of this Article III with respect to which it is reasonably apparent on the face of such disclosure that such disclosure would apply or qualify):

Section 3.1 Organization, Etc. Each of APD, the PMD Share Sellers and the PMD Asset Sellers (in respect of the PMD Business) and the Transferred PMD Companies is a corporation, partnership or other legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of the jurisdiction of its incorporation or organization. Each of the Transferred PMD Companies has all requisite power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets, except where the failure to have such power and authority would not, in the aggregate, reasonably be expected to be materially adverse to the PMD Business. Each of APD (in respect of the PMD Business), the PMD Share Sellers, the PMD Asset Sellers (in respect of the PMD Business) and the Transferred PMD Companies is qualified or licensed to do business in each jurisdiction in which ownership of property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business. True and complete copies of the certificate of incorporation and by-laws (or comparable governing documents) of each of the Transferred PMD Companies have been made available to Buyer.

Section 3.2 Authority Relative to this Agreement, Etc. APD has, and each other Seller has or will have, immediately prior to the Closing, all requisite corporate or other power and authority to execute and deliver this Agreement, the Local Purchase Agreements, any Related Agreements and any Other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by APD, and immediately prior to the Closing will have been authorized by each other Seller, to the extent party thereto. Other than corporate approvals of the Subsidiaries of APD, which will be obtained prior to the Closing, no other corporate proceedings on the part of Sellers (and no action on the part of (i) the board of directors (or similar governing body) of the Sellers or (ii) stockholders of the Sellers) are necessary to authorize the execution, delivery and performance in accordance with their respective terms of this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, have been (or in the case of the Related Agreements, the Other Transaction

Documents and certain of the Local Purchase Agreements will be) duly and validly executed and delivered by each of the Sellers to the extent party thereto and, assuming this Agreement and such other agreements have been duly authorized, executed and delivered by each of Buyer, the PMD Asset Buyers and the PMD Share Buyers to the extent a party thereto, each of this Agreement and such other agreements constitutes (or in the case of the Related Agreements, the Other Transaction Documents and certain of the Local Purchase Agreements will constitute) a legal, valid and binding agreement of Sellers to the extent party thereto, enforceable against each such Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 3.3 Capitalization.

(a) Section 3.3(a) of the Seller’s Disclosure Schedule sets forth, as of the date hereof, the authorized and outstanding capital stock (or other equity interests) of each Transferred PMD Company and the record and beneficial owners of such outstanding capital stock (or other equity interests). All of the issued and outstanding capital stock (or other equity interests) of the Transferred PMD Companies are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Encumbrances in respect thereof, other than Encumbrances imposed by federal, state or foreign securities Laws. The PMD Share Sellers own and at the Closing will own, the PMD Shares free and clear of any Encumbrances other than Encumbrances imposed by federal, state or foreign securities Laws. Except as set forth in Section 3.3(a) of the Seller’s Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type or other securities (i) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of any shares of capital stock of any Transferred PMD Company, (ii) restricting the transfer of any shares of capital stock of any Transferred PMD Company or (iii) relating to the voting of any shares of capital stock of any Transferred PMD Company.

(b) None of the Transferred PMD Companies owns any equity interest, or any interest convertible into or exchangeable for an equity interest, in any Person.

Section 3.4 Consents and Approvals; No Violations. Neither the execution, delivery and performance of this Agreement by APD nor the execution, delivery and performance of the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents by APD or the Sellers party thereto, nor the consummation of the transactions contemplated hereby and thereby by APD or the Sellers, will (a) violate any provision of the certificate of incorporation or by-laws (or other comparable governing documents) of any Seller or any of the Transferred PMD Companies, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to (collectively, the “Governmental Filings”), any Governmental Authority except for (i) filings with the Federal Trade Commission (the “FTC”) and with the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act, and the rules and regulations promulgated thereunder, (ii) requirements of any foreign Regulatory Laws and Laws regulating trade or exchange or currency controls, and (iii) such consents, waivers, approvals, licenses, authorizations, permits, filings or notifications which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business or materially impair or materially delay the ability of the Sellers to consummate the transactions contemplated by this Agreement, (c) conflict with, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any obligation of any PMD Asset Seller (in respect of the PMD Business) or any of the Transferred PMD Companies under any of the terms, conditions or provisions of any Material Contract, except such conflicts, violations, breaches, defaults, terminations, cancellations and accelerations which would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business or materially impair or materially delay the ability of the Sellers to consummate the transactions contemplated by this Agreement or (d) assuming the making of the Governmental Filings and obtaining of the related approval referred to in clause (b)(i) or (b)(ii) above, violate any Law applicable to any PMD Asset Seller or any of the Transferred PMD Companies or by which any of their respective properties or Assets may be bound, except for such violations which would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business or materially impair or materially delay the ability of the Sellers to consummate the transactions contemplated by this Agreement.

Section 3.5 Financial Statements. Section 3.5 of the Seller’s Disclosure Schedule sets forth the unaudited combined balance sheet and statement of income of the PMD Business as of December 31, 2015, September 30, 2015, September 30, 2014 and September 30, 2013 (collectively, and together with the notes thereto, the “Financial Statements”). Except as set forth in Section 3.5 of the Seller’s Disclosure Schedule, the Financial Statements have been prepared from the books and records of APD and present fairly in all material respects the financial condition and the results of operations of the PMD Business as of such dates and for such periods in accordance with GAAP (except as specifically set forth in the notes to such Financial Statements set forth in Section 3.5 of the Seller’s Disclosure Schedule).

Section 3.6 Absence of Certain Changes. Except as set forth on Section 3.6 of the Seller’s Disclosure Schedule and except as contemplated by this Agreement, since December 31, 2015 (a) through the date hereof, APD has operated the PMD Business in all material respects in the ordinary course of business consistent with its past practice, (b) through the date hereof, none of APD, any of the PMD Share Sellers, any of the PMD Asset Sellers (in respect of the PMD Business) or any of the Transferred PMD Companies have taken or agreed to take any action that, if taken during the period from the date of this Agreement through the Closing without Buyer’s prior consent, would constitute a breach (after giving effect to the last paragraph of Section 5.1) of Section 5.1(c), (d), (g), (k) and (p), and (c) there has not been any change, event or development that has had, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 Compliance with Law, Permits. Since October 1, 2013, other than with respect to any Excluded Assets or Retained Liabilities, the PMD Business has been conducted in compliance with applicable Law in all material respects. Other than with respect to any Excluded Assets or Retained Liabilities, the Transferred PMD Companies and the PMD Asset Sellers (in respect of the PMD Business) have all governmental permits, licenses, certificates, qualifications, registrations, approvals for their products, other approvals and other similar authorizations necessary for the conduct of the PMD Business as presently conducted (the “Permits”) and are in compliance with the terms of the Permits in all material respects. Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of any matter the subject matter of which is specifically covered by Section 3.10, Section 3.11, Section 3.13, Section 3.14, Section 3.15 or Section 3.19.

Section 3.8 Undisclosed Liabilities. Except (a) as disclosed, set forth or reflected or reserved against on the Financial Statements or otherwise reflected in the Final Closing Net Working Capital or Final Closing Indebtedness, (b) for Liabilities incurred or permitted to be incurred pursuant to this Agreement, (c) for Liabilities incurred after December 31, 2015 in the ordinary course of business, consistent with past practice, (d) for Liabilities set forth on Section 3.8 of the Seller’s Disclosure Schedule, or (e) for Retained Liabilities, the PMD Business is not subject to any Liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the PMD Business other than Liabilities which would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business. Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of any matter the subject matter of which is specifically covered by Section 3.7, Section 3.9, Section 3.10, Section 3.13, Section 3.14, Section 3.15 or Section 3.19.

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Seller’s Disclosure Schedule and for Actions solely relating to the Excluded Assets or the Retained Liabilities, as of the date of this Agreement, there is no material Action pending, or, to the Knowledge of APD, threatened, against a Transferred PMD Company, APD, any of its Affiliates or the PMD Asset Sellers (in respect of the PMD Business) relating to or involving the PMD Business or any properties or rights of a Transferred PMD Company. As of the date of this Agreement, none of the Transferred PMD Companies, APD, any of its Affiliates or the PMD Asset Sellers (in respect of the PMD Business) has, since October 1, 2013, received notice that it is subject to any outstanding injunction, writ, judgment, order or decree of any Governmental Authority or arbitration tribunal reasonably expected to be materially adverse to the PMD Business. Notwithstanding anything contained in this Section 3.9, no representation or warranty shall be deemed to be made in this Section 3.9 in respect of any matter the subject matter of which is specifically covered by Section 3.10, Section 3.11, Section 3.13, Section 3.15 or Section 3.19.

Section 3.10 Taxes.

(a) Each Transferred PMD Company has (i) timely filed (or had timely filed on its behalf) with the appropriate Tax Authorities all material Tax Returns required to be filed by or on behalf of it, and each such Tax Return was complete and accurate in all material respects, and (ii) timely paid (or had paid on its behalf) all material Taxes due and owing, regardless of whether required to be shown as due on such Tax Returns.

(b) There is no Tax Audit pending against or with respect to any Transferred PMD Company in respect of any material Tax and no written or, to APD’s Knowledge, unwritten notice of such a Tax Audit with respect to any material Tax has been received by APD, any Affiliate of APD or any Transferred PMD Company, other than as a result of any such Transferred PMD Company being a member of any affiliated, consolidated, combined or unitary Tax group.

(c) No material deficiencies for any Taxes have been proposed, asserted or assessed in writing by a Tax Authority against any Transferred PMD Company that are still pending, other than as a result of any such Transferred PMD Company being a member of any affiliated, consolidated, combined or unitary Tax group.

(d) There are no material liens for Taxes upon the PMD Shares, the Acquired PMD Assets or the Assets or property of any Transferred PMD Company, except for Permitted Encumbrances.

(e) No Transferred PMD Company is currently the beneficiary of any outstanding waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency and no request for any such a waiver or extension is currently outstanding, other than as a result of any such Transferred PMD Company being a member of any affiliated, consolidated, combined or unitary Tax group.

(f) No Transferred PMD Company (i) is a party to any Tax allocation, indemnity, sharing or similar agreement that will not be terminated and settled prior to the Closing (excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business containing customary Tax allocation or gross-up provisions and which does not relate primarily to Taxes), or (ii) is liable for the Taxes of any other Person (other than a Transferred PMD Company) under Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign Tax Law, including on the basis of Sections 34, 35, 39 and 43 of the Dutch Collection Act 1990 (Invorderingswet 1990)), as a transferee or successor, by Contract or otherwise.

(g) All material Taxes required to be withheld by APD or its Affiliates (with respect to the PMD Business) in connection with the amounts paid to employees, independent contractors, stockholders, creditors and other third parties have been withheld and have been duly and timely paid to the appropriate Tax Authority.

(h) No Transferred PMD Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) “closing agreement” as described in Section 7121 of the Code (or a similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code.

(i) Each Transferred PMD Company is and at all times has been resident for Tax purposes solely in the country in which it is incorporated. No Transferred PMD Company has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is incorporated or organized.

(j) All claims made by each Transferred PMD Company for group relief or allowance were valid when made and have been or will be allowed by way of relief from, or allowance or credit against, Tax. All arrangements entered into by any Transferred PMD Company in relation to groups and consolidated groups for Tax purposes and fiscal unities were valid when made and will be valid up to the Closing Date.

(k) Each PMD Asset Seller (with respect to the PMD Business) or Transferred PMD Company that is organized outside of the United States is a taxable person for the purposes of VAT, and is registered for the purposes of VAT solely in the country of its incorporation. No Transferred PMD Company has any material VAT invoice on purchase which cannot be credited as input VAT, or has enjoyed excessive VAT refund for exported goods due to inaccurate information filed with the applicable customs authority.

(l) Any document that may be necessary or desirable in proving the title of any Transferred PMD Company to any asset which is owned by such Transferred PMD Company, is duly stamped for stamp duty purposes. No such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

(m) All material subsisting exemptions, reductions and rebates of Taxes granted to any Transferred PMD Company by any Tax Authorities are in full force and effect and have not been terminated. The Sale will not, and, to APD’s Knowledge, there is no other circumstance or event that will, result in any such exemption, reduction or rebate being cancelled or terminated, whether retroactively or for the future.

(n) No shares of a Transferred PMD Company are subject to a blocking period (Sperrfrist) pursuant to the German Reorganization Tax Act (Umwandlungssteuergesetz), under which actions after the Closing Date may trigger German Taxes on any transaction carried out prior to the Closing Date.

(o) No shares of a Transferred PMD Company are subject to a lock-up period pursuant to the Notice on the Corporate Income Tax Treatments of Corporate Restructuring (Caishui (2009) No. 59) article 5 and article 7 for special tax treatments, under which actions after the Closing Date may violate conditions of the special tax treatments and trigger Chinese Taxes on any transaction carried out prior to the Closing Date.

(p) No Tax Facility has been claimed by the Transferred PMD Company listed on Section 3.10(p) of the Seller’s Disclosure Schedule which on the Closing Date is still subject to a Claw Back.

(q) Except insofar as Section 3.11 relates to Taxes, notwithstanding anything in this Agreement to the contrary, the representations and warranties made by APD in this Section 3.10 are the sole and exclusive representations and warranties made regarding Taxes or other Tax matters.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Section 3.11(a) of the Seller’s Disclosure Schedule contains a true and complete list, as of the date hereof, of each material: (i) health and welfare plan, fund or program, (ii) pension or retirement plan, fund, program or individual agreement, (iii) deferred compensation, incentive compensation, equity or equity-based compensation plan or program,

(iv) post-employment or post-retirement health or welfare, fund, or program, and (v) other employee benefit plan, fund, program, agreement or arrangement, in each case that is sponsored, maintained or contributed to by APD or its Affiliates (or by any trade or business, whether or not incorporated, that together with APD or its Affiliates would be deemed a “single employer” within the meaning of section 4001(b) of ERISA (an “ERISA Affiliate”)) for the benefit of any Business Employee, other than any plan, fund, program, agreement or arrangement mandated by applicable Law (collectively, whether or not material, the “Business Plans”). For purposes of this Agreement, each Business Plan that is sponsored by any of the Transferred PMD Companies (other than a Foreign Transferred Business Plan) shall be referred to as a “Transferred Business Plan.” Section 3.11(a) of the Seller’s Disclosure Schedule separately notes each (i) material Business Plan, and (ii) each Transferred Business Plan and each Foreign Transferred Business Plan (whether or not material). Within thirty (30) days following the date hereof, APD shall revise Section 3.11(a) of the Seller’s Disclosure Schedule to include each Business Plan, other than a Transferred Business Plan or Foreign Transferred Business Plan, not included on such Section 3.11(a) of the Seller’s Disclosure Schedule as of the date hereof.

(b) APD has made available, or will make available within thirty (30) days of the date hereof, to Buyer true and complete copies of each material Business Plan and each Transferred Business Plan or Foreign Transferred Business Plan and each summary plan description (if applicable) with respect to each material Business Plan, and each Transferred Business Plan or each Foreign Transferred Business Plan. With respect to each Business Plan that is a Transferred Business Plan or a Foreign Transferred Business Plan, APD has also made available to Buyer any trust, deed or other funding vehicle, the most recent reports or summaries required under ERISA, the Code or applicable Law. APD has also made available the most recent determination or opinion letter received from the IRS with respect to each Business Plan intended to qualify under Section 401 of the Code.

(c) No Transferred Business Plan is subject to Title IV of ERISA. No liability under Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code has been incurred by any of the Transferred PMD Companies or any of their ERISA Affiliates, and no condition exists, in each case that could reasonably present a material risk to any of the Transferred PMD Companies of incurring any such liability. No Asset of any Transferred PMD Company or any Acquired PMD Asset is subject to a lien pursuant to ERISA or the Code. Neither APD nor any of its Affiliates contributes to, or has in the past five (5) years contributed to, a Multiemployer Plan as it relates to Business Employees. As to any Multiemployer Plan to which APD or its ERISA Affiliates contribute or have an obligation to contribute within the last five (5) years: (i) all contributions have been made as required by the terms of the plans, the terms of any collective bargaining agreements and applicable Law; (ii) neither APD nor any of its ERISA Affiliates has withdrawn from such plans or received notice of any outstanding claim or demand for withdrawal liability or partial withdrawal liability with respect to the Transferred PMD Companies or any of their ERISA Affiliates; and (iii) neither APD nor any ERISA Affiliate has engaged in any transaction which would give rise to a liability of any of the Transferred PMD Companies under Section 4069 or Section 4212(c) of ERISA.

(d) Each Business Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code, and with respect to each Business Plan, all contributions and premium payments required by Law or the terms of the Business Plan have been made or, if applicable, accrued in accordance with GAAP and the Accounting Principles, in each case, as it relates to the participation of any Business Employee.

(e) Each Business Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination or opinion letter to such effect from the IRS as to such qualification and, to the Knowledge of APD, no events have occurred that could reasonably be expected to result in the loss of such qualification.

(f) No Transferred Business Plan is a “nonqualified deferred compensation plan” (with the meaning of Section 409A of the Code) or is otherwise subject to Section 409A of the Code.

(g) Except as set forth in Section 3.11(g) of the Seller’s Disclosure Schedule, no Business Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for Business Employees for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the Business Employee (or his or her eligible beneficiary).

(h) Except to the extent required by applicable Law or set forth in Section 3.11(h) of the Seller’s Disclosure Schedules, the consummation of the transactions contemplated by this Agreement shall not, either alone or in combination with another event, (i) entitle any Business Employee to severance pay, retention payments, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any Business Employee. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in the payment under any Business Plan of any “excess parachute payments” within the meaning of Section 280G(b) of the Code. No Transferred PMD Company has any contract or other obligation to “gross-up” any employee, director or other service provider of any Transferred PMD Company for taxes or excise taxes under Section 409A of the Code or Section 4999 of the Code.

(i) As of the date of this Agreement, there are (i) no pending or, to the Knowledge of APD, threatened material claims, or facts that could reasonably be expected to give rise to material claims, by or against any Transferred Business Plan or Foreign Transferred Business Plan, by any employee or beneficiary covered under any such Transferred Business Plan, or otherwise involving any Business Employee’s participation in a Business Plan (other than routine claims for benefits) and (ii) no material matters pending (other than routine qualification determination filings) with respect to any of the Transferred Business Plans or Foreign Transferred Business Plans before any Governmental Authority.

(j) As of the date of this Agreement, there has been no amendment to, written interpretation or announcement (whether or not written) by APD or any of its Affiliates relating to, or change in employee participation or coverage under, any Business Plan which would, individually or in the aggregate, materially increase the expense of maintaining such Business Plan above the level of the expense incurred in respect thereof for the 12 months ended as of December 31, 2015.

(k) With respect to each plan, fund, program, agreement or arrangement that would otherwise meet the definition of a “Transferred Business Plan” but which is subject to any Law other than U.S. federal, state or local Law (a “Foreign Transferred Business Plan”): (i) the fair market value of the assets of each funded Foreign Transferred Business Plan, (ii) the collective liability of each insurer for any Foreign Transferred Business Plan funded through insurance or (iii) the book reserve established for any Foreign Transferred Business Plan, in each case together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations with respect to all current and former participants in such plan, according to the actuarial assumptions and valuations most recently used to determine employer contributions to each such foreign Transferred Business Plan and/or the Accounting Principles and no transactions contemplated by this Agreement shall cause such assets, insurance obligations or reserves, together with any such accrued contributions, to be less than such projected benefit obligations. Each Foreign Transferred Business Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

(l) With respect to each Business Plan and any other arrangement that is (in each case) an occupational pension scheme under applicable Law in the United Kingdom, other than such a scheme under which all the benefits are money purchase benefits (each a “UK DB Scheme”): (i) no Transferred PMD Company has ever been a sponsor or participating employer in relation to any UK DB Scheme, and (ii) no Transferred PMD Company is a party to any guarantee, indemnity, arrangement or agreement of any kind relating to the funding of any UK DB Scheme or which could give rise to any payment or contribution liability of any kind to any UK DB Scheme. No Current Business Employee has any claim or right to benefits as a result of a “relevant transfer” as defined in the Transfer Regulations with respect to any UK DB Scheme. No Governmental Authority has issued a contribution notice or financial support direction (or a warning notice in relation to such a contribution notice or financial support direction), against any Transferred PMD Company with respect to a UK DB Scheme and, to the Knowledge of APD, there are no circumstances which may allow any Governmental Authority to issue such a contribution notice, financial support direction or warning notice with respect to any UK DB Scheme.

Section 3.12 Employment.

(a) (i) Except as set forth in Section 3.12(a)(i) of the Seller’s Disclosure Schedule, APD and its Affiliates are not party to any collective bargaining or collective labor agreement or other labor agreement with a labor or trade union or organization, works council or employee representative body covering the Current Business Employees (collectively, the “Labor Contracts”).

(ii) With respect to each Labor Contract, APD and its Affiliates have performed in all material respects their obligations to date under such Labor Contract, and none of the Transferred PMD Companies and the PMD Asset Sellers (in respect of the PMD Business), nor, to APD’s Knowledge, any other party to the Labor Contract is, or is alleged in writing to be (with or without the lapse of time or the giving of notice), in material breach or material default under such Labor Contract.

(iii) Within the last three (3) years, Acquired Employees have not been permitted to work for a Transferred PMD Company or any Subsidiaries thereof or the PMD Asset Sellers (in respect of the PMD Business) as or in the capacity of exempt employees who do not qualify for such status under all Laws and Contracts applicable to the PMD Business, except where any noncompliance with applicable Law, in the aggregate, would not be material. Within the last three (3) years, each Transferred PMD Company and its Subsidiaries and the PMD Asset Sellers (in respect of the PMD Business) has properly classified Persons engaged as an independent contractor to perform services for the Transferred PMD Company and its Subsidiaries and the PMD Asset Sellers (in respect of the PMD Business), except where any noncompliance with applicable Law, in the aggregate, would not be material.

(iv) APD and its Affiliates have complied, in all material respects, with all of their respective co-determination, consultation, information and other obligations, if any, and with all applicable legal requirements, if any, with respect to works councils and employee representative bodies to the date of this Agreement in connection with the execution of this Agreement.

(v) Except as disclosed in Section 3.12(a)(v) of the Seller’s Disclosure Schedule, as of the date hereof, there is no controversy existing, pending or, to the Knowledge of APD, threatened with regard to (and APD has not received notice of) any strike, union organization drive, demands for representation, primary or secondary boycott, or material labor dispute involving the Business Employees within the last three (3) years, nor, to the Knowledge of APD, are there any campaigns being conducted to solicit cards from the Current Business Employees to authorize representation by any labor organization of any Current Business Employees.

(b) APD and its Affiliates are in compliance with all notice and other requirements (in respect of the PMD Business) under the Worker Adjustment and Retraining Notification Act of 1988 or any similar local, state or foreign law relating to plant closings or layoffs (the “WARN Act”). With respect to all Business Employees, except as disclosed in Section 3.12(b) of the Seller’s Disclosure Schedule, no facility of APD or its Affiliates (in respect of the PMD Business) has been closed, no “social plan” has been implemented, no early retirement, separation or window program has been implemented within the past three (3) years, and there are no specific plans or announcements of any such action, social plan or program for the future.

(c) Section 3.12(c) of the Seller’s Disclosure Schedule contains a true and complete list of all Current Business Employees as of the date hereof, including any such employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following, to the extent permitted by Law: (i) employee ID number; (ii) identity of the employing entity; (iii) work location; (iv) whether such person is an Automatically Transferring Employee; (v) title or position (including whether full or part time); (vi) hire date; (vii) pay grade; (viii) current annual base salary or hourly wage rate;

(ix) current target commission, bonus or other incentive based compensation amounts; (x) whether such individual is on leave (and if so, expected date of return to work and type of leave); (xi) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws; and (xii) type of contract (permanent, fixed term, etc.). Except as set forth in Section 3.12(c) of the Seller’s Disclosure Schedule and made available to Buyer, no Current Business Employee has entered into any change of control, severance, retention or termination agreement with APD or its Affiliates.

(d) (i) Except as set forth on Section 3.12(d) of the Seller’s Disclosure Schedule, neither APD nor its Affiliates have committed themselves to materially increase the remuneration of Current Business Employees or otherwise materially change the terms and conditions of their employment. Payment in full and/or accrual on the books and records of APD and its Affiliates (in respect of the PMD Business) as of the Closing, in accordance with the Accounting Principles, has been made with respect to all Current Business Employees of all wages, salaries, commissions, bonuses, benefits, Taxes and other compensation currently due to such Current Business Employees under applicable Law or any employment contract, including but not limited to, all earned but not taken vacation, sick leave or paid time off accruals and all pro rata accruals of any bonuses and commissions for the current year that includes the Closing.

(ii) For all Business Employees, APD and its Affiliates have paid the employer’s shares in all statutory benefits in material compliance with the applicable Laws.

(iii) In the past three (3) years, APD has not been notified in writing of any investigation from any labor, social security or health governmental bodies, and no assessments or inspections are pending, asserted or threatened in writing with reference to, or against, any Business Employee with respect to any material labor, employment, social security, Business Plan or insurance matter.

(e) To the Knowledge of APD, APD and its Affiliates have complied in all material respects with all applicable data protection obligations and duties under Law, including the personal data of Business Employees and workers; provided that such warranty shall apply only to any such obligations and duties to the extent that they arise in relation to the PMD Business. No notice from any data protection authority, that alleges non-compliance with any applicable data protection Law (including without limitation, any enforcement notice, deregistration notice, transfer prohibition notice or any equivalent notice) has been received by APD or any of its Affiliates as of the date hereof in relation to the PMD Business. To the Knowledge of APD, APD and its Affiliates are not aware of any written complaint or submission by any Person as of the date hereof that would reasonably be expected to give rise to any such notice.

Section 3.13 Environmental Matters. Other than with respect to any Excluded Assets or Retained Environmental Liabilities, (a) to the Knowledge of APD, the PMD Business is and since October 1, 2014 has been in compliance with all applicable Environmental Laws in all material respects (which compliance includes, but is not limited to, the possession by such entities of all Environmental Permits, and compliance with the terms and conditions thereof); (b) there is no Environmental Claim pending or, to the Knowledge of APD, threatened against the

PMD Business which would reasonably be expected to be materially adverse to the PMD Business; and (c) to the Knowledge of APD, there have been no Releases of Hazardous Substances on, at, in or underneath any of the Real Property or on, at, in or underneath any property formerly owned or operated by any Transferred PMD Company or the PMD Asset Seller (in respect of the PMD Business), respectively, that would reasonably be expected to be materially adverse to the PMD Business. Notwithstanding anything to the contrary herein, the parties hereby agree that all matters with respect to compliance with, or Liabilities arising under, Environmental Laws shall be excluded from all other representations and warranties in this Article III. The representations and warranties contained in this Section 3.13 shall be the exclusive representations and warranties with respect to such matters.

Section 3.14 Real Property.

(a) Section 3.14(a) of the Seller’s Disclosure Schedule sets forth a list of all Owned Real Property showing the record title holder and the legal address, with respect to each such parcel of Owned Real Property. The Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) have, and immediately prior to the Closing will have, good and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, and except for Permitted Encumbrances or those items on 3.14(a) of the Seller’s Disclosure Schedule, no Transferred PMD Company or the PMD Asset Sellers have entered into any lease, sublease, license, option, right, concession or other similar agreement granting to any Person the present or future right to materially use or materially occupy such Owned Real Property or any portion thereof. Seller has made available to Buyer copies of the deeds and other instruments by which the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) have acquired the Owned Real Property and copies that APD has in its possession of all title insurance policies, opinions, abstracts and surveys relating to the Owned Real Property.

(b) Section 3.14(b) of the Seller’s Disclosure Schedule sets forth a list of all Leased Real Property showing the legal address with respect to each such parcel of Leased Real Property. True, correct and complete copies of all Material Leases in effect as of the date hereof relating to the Leased Real Property have heretofore been delivered by APD to Buyer. Except as noted on Section 3.14(b) of the Seller’s Disclosure Schedule, all such Leases are valid, binding and in full force and effect and are enforceable by the lessee thereunder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. To the Knowledge of APD, no party under any Material Lease relating to Real Property is in material default under any such Lease.

(c) Except as set forth on Section 3.14(c) of the Seller’s Disclosure Schedule, as of the date hereof, none of the Sellers or any of the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) has received any written notice from any Governmental Authority that the Real Property is in any violation of any federal, state or municipal Law, ordinance, order, regulation or requirement that would, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business.

(d) Except as set forth on Section 3.14(d) of the Seller’s Disclosure Schedule, as of the date hereof, none of the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) has received any written notice that (i) any condemnation, expropriation or other proceeding is pending or threatened with respect to any Real Property or (ii) any material zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any Real Property in the ordinary course consistent with past practice.

(e) Except as set forth on Section 3.14(e) of the Seller’s Disclosure Schedule, neither the Real Property nor the use or occupancy thereof violates in any material way any applicable Laws, certificates, licenses, permits, easements, instruments of record or covenants, conditions or restrictions, whether federal, state, local or private, and the Transferred PMD Companies or the PMD Asset Sellers have received and maintained all required material certificates, licenses, permits, authorizations and approvals in connection with the use and occupancy of the Real Property.

Section 3.15 Intellectual Property.

(a) Set forth in Section 3.15(a) of the Seller’s Disclosure Schedule is a list, as of the date of this Agreement, of all material United States and foreign: (i) issued Patents and Patent applications and docketed invention disclosures; (ii) Trademark registrations and Trademark applications; (iii) Internet domain names; and (iv) Copyright registrations and Copyright applications, in each case, included in the PMD IP. Set forth in Section 3.15(b) of the Seller’s Disclosure Schedule is a listing, as of the date hereof, of patents and patent applications relating to the PMD Business that are jointly owned between APD (or one of its Affiliates) and a third party. To the Knowledge of APD, all such Intellectual Property is in effect and subsisting.

(b) The Transferred PMD Companies and the PMD Asset Sellers are the sole and exclusive legal and beneficial owner of the PMD IP set forth in Section 3.15(a) of Seller’s Disclosure Schedule, except for the jointly owned PMD IP set forth on Section 3.15(b) of Seller’s Disclosure Schedule. With respect to PMD IP, APD is the record owner of such right, title and interest in and to the PMD IP, or has the valid right to use the PMD IP and all other Intellectual Property used in the conduct of the PMD Business, free and clear of Encumbrances other than Permitted Encumbrances; provided that the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement or other violation of any Person’s Intellectual Property, which is addressed below in Section 3.15(c).

(c) (i) The conduct of the PMD Business does not infringe or otherwise violate any Person’s Intellectual Property, and (ii) as of the date hereof, there is no such claim pending or, to the Knowledge of APD, threatened against APD or its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business, to the Knowledge of APD, (i) no Person is infringing or otherwise violating any PMD IP that is owned by a Transferred PMD Company or a PMD Asset Seller, and (ii) as of the date hereof, no such claims are pending or threatened in writing against any Person by the Sellers or their respective Affiliates.

Notwithstanding anything to the contrary herein, Section 3.15(c) and this Section 3.15(d) constitute the only representations and warranties of APD with respect to any actual or alleged infringement or other violation of any Intellectual Property of or by any other Person.

Section 3.16 Title to Assets; Sufficiency of Assets.

(a) Except as set forth on Section 3.16(a) of the Seller’s Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business, APD, the PMD Asset Sellers (in respect of the PMD Business) and the Transferred PMD Companies, in the aggregate, own, lease, license or have the legal right to use, and APD, the PMD Asset Sellers (in respect of the PMD Business) and the Transferred PMD Companies own, lease, license or have the legal right to use, all tangible PMD Assets, free and clear of all Encumbrances, other than Permitted Encumbrances; provided that the foregoing shall not apply to Real Property and Intellectual Property, which are covered in Section 3.14 and Section 3.15, respectively.

(b) Except as set forth on Section 3.16(b) of the Seller’s Disclosure Schedule, on the Closing Date, the Acquired PMD Assets and the PMD Assets owned, leased or licensed by the Transferred PMD Companies (including, for the avoidance of doubt, Real Property and Intellectual Property) will, taking into account the rights granted to Buyer and its Affiliates under this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents and the services to be performed by APD and its Affiliates thereunder, constitute all of the assets, rights and properties that are necessary (other than (i) Non-Transferable Permits, (ii) Excluded Shared Contracts under which Buyer and its Subsidiaries will receive benefits pursuant to Section 5.23 and (iii) Excluded Assets) for Buyer and its Subsidiaries (including the Transferred PMD Companies) to operate the PMD Business substantially in the manner in which it is conducted on the date hereof; provided, that, the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases (as the case may be) of Actions, Assets, Contracts, Permits, Delayed PMD Assets, Environmental Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require the consent to transfer, assign, license, sublicense, lease or sublease (as the case may be) of a third party which has not been obtained, and that such matters are addressed in the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents and Sections 5.23, and 5.24 of this Agreement.

(c) As of the date hereof, and except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business, and except as set forth on Section 3.16(c) of Seller’s Disclosure Schedule, the tangible Acquired PMD Assets (including fixtures) and the tangible PMD Assets of the Transferred PMD Companies (including fixtures) are in working order and repair, subject to ordinary wear and tear; provided, however, that this provision does not apply to any Real Property (other than fixtures) or Residual Equipment.

Section 3.17 Contracts. Section 3.17 of the Seller’s Disclosure Schedule contains a complete list, as of the date hereof, of all Contracts (other than Business Plans and other than any Material Contracts that are Excluded Assets) to which any of the Transferred PMD Companies or any PMD Asset Seller (in respect of the PMD Business) is a party or by which any of the Transferred PMD Companies or any PMD Asset Seller (in respect of the PMD Business) or their Affiliates is bound that predominately relates to the PMD Business, and that fall within any of the following categories (the “Material Contracts”):

(a) each material Contract with a Key Customer (other than purchase orders, sales orders, or invoices under such contracts entered into in the ordinary course of business);

(b) each material Contract with a Key Supplier (other than purchase orders, sales orders, or invoices under such contracts entered into in the ordinary course of business);

(c) each Contract which limits the ability of a Transferred PMD Company or a PMD Asset Seller (in respect of the PMD Business) to compete in any material respect with any Person generally or in any geographic area;

(d) each Contract material to the PMD Business relating to Intellectual Property, including any joint development agreement, research agreement or customer formulation agreement, other than non-exclusive licenses to “off the shelf” software;

(e) any joint venture, partnership or other similar agreement;

(f) each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the PMD Business will have a material obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation, or any other contingent obligation (but excluding indemnity obligations with respect to any Retained Liabilities);

(g) each Material Lease;

(h) each Contract containing any capital expenditure obligations of the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) after the date hereof in excess of $20,000,000; and

(i) each Contract evidencing Indebtedness, or under which any Transferred PMD Company or any PMD Asset Seller (in respect of the PMD Business) has issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness, or has directly or indirectly guaranteed Indebtedness of any Person.

Each such Material Contract is valid, binding and enforceable against the Transferred PMD Company or PMD Asset Seller party thereto and, to the Knowledge of APD, the other parties thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and is in full force and effect, except where such failure to be so valid, binding and enforceable or in full force and effect would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business. None of the Transferred PMD Companies or PMD Asset Sellers (in respect of the PMD Business) nor to the Knowledge of APD, any other party to a Material Contract, is in material default under or in material breach of any such Material

Contract (other than agreements between or among any of the Transferred PMD Companies) and, to the Knowledge of APD, no event has occurred that with notice or lapse of time or both would constitute a material breach or material default (whether by lapse of time or notice or both). Each Material Contract (and all amendments, supplements and modifications that are as in effect as of the date of this Agreement with respect thereto) has been made available to Buyer.

Section 3.18 Brokers and Finders. Except for those entities set forth in Section 3.18 of the Seller’s Disclosure Schedule, the fees of which will be paid by APD no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of APD or its Affiliates.

Section 3.19 Anti-Bribery/OFAC/Antitrust.

(a) Since October 1, 2013, none of APD or its Affiliates (in respect of the PMD Business), nor the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) or any other Persons that act for or on behalf of any of the foregoing, has violated in any material respect (i) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, or any other applicable anti-bribery Law or (ii) any Regulatory Law.

(b) As of the date hereof, to the Knowledge of APD, there is no pending or threatened investigation, inquiry, or enforcement proceedings upon the PMD Business by any governmental, administrative, or regulatory body or any customer regarding any offense or alleged offense under (i) the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other anti-bribery Law or (ii) any Regulatory Law, and, to the Knowledge of APD, there are no circumstances likely to give rise to any such investigation, inquiry, or proceedings, in each case which would, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business.

(c) None of the Transferred PMD Companies or the PMD Asset Sellers in respect of the PMD Business, has since October 1, 2013 violated in any material respect the laws and regulations imposing U.S. economic sanctions measures administered by the U.S. Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder) and the U.S. Department of State (collectively “U.S. Sanctions”), Her Majesty’s Treasury or the European Union. None of the Transferred PMD Companies or to the knowledge of APD, any of their officers, directors or employees, is a person that is the target of U.S. Sanctions or designated as a Specially Designated National or Blocked Person by OFAC.

(d) Since October 1, 2013, the PMD Business has been conducted and is in material compliance with all applicable export controls, regulations, and laws. Since October 1, 2013, none of APD or any of its Affiliates or any other Persons that act for or on behalf of any of the forgoing, has received any notice from any Governmental Authority of material noncompliance with any such applicable export controls, regulations, or laws with respect to the PMD Business.

Section 3.20 Key Customers and Key Suppliers. As of the date hereof and since October 1, 2015, none of the Key Customers or Key Suppliers has notified APD or any of its Affiliates in writing of any intention to terminate its relationship with the PMD Business, nor, to the Knowledge of APD, has any Key Customer or Key Supplier terminated its relationship with the PMD Business in any material respect.

Section 3.21 Intercompany Arrangements. Section 3.21 of the Seller’s Disclosure Schedules lists, as of the date hereof, all material arrangements, understandings or Contracts that include an obligation to provide goods, services or other benefits, between or among the Sellers and their Affiliates with respect to the PMD Business, the PMD Assets or the Assumed Liabilities.

Section 3.22 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the PMD Business, each Insurance Policy is in full force and effect and APD and its Affiliates have complied with, in all material respects, the terms and conditions of the Insurance Policies. Except as set forth in Section 3.22 of Seller’s Disclosure Schedule, as of the date hereof, there are no written notifications of any intention to materially modify, terminate, cancel or non-renew the coverage under the Insurance Policies.

Section 3.23 Solvency. Immediately prior to the Closing, each of the Sellers and the Transferred PMD Companies will be Solvent. No transfer of property is being made by the Sellers, and no obligation is being incurred by the Sellers in connection with the transactions contemplated by this Agreement, with the intent to hinder, delay or defraud either present or future creditors of Sellers or any Transferred PMD Company.

Section 3.24 Products Liability. Since October 1, 2012 through the date hereof, none of APD, any PMD Asset Seller or any Transferred PMD Company has received any written notice of any material claim for personal injury or property damage as a result of any defect or other deficiency (whether of design or materials) with respect to any product developed, marketed, manufactured, distributed or sold by, the PMD Business (each, a “Product Liability Claim”). As of the date hereof, none of APD, any PMD Asset Seller or any Transferred PMD Company has Knowledge of a substantial risk of Liability for recurring claims for personal injury or property damage arising from any defect or other deficiency (whether of design or materials) with respect to any product developed, marketed, manufactured, distributed or sold by, the PMD Business.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, none of the Sellers or any of their respective Affiliates makes any express or implied representation or warranty with respect to the Sellers, the Transferred PMD Companies or any of their respective Affiliates or Subsidiaries, the PMD Shares, the PMD Assets, the PMD Business or with respect to any other information provided, or made available, to Buyer or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby. None of the Sellers or any other Person will have or be subject to any liability or other obligation to Buyer, its Affiliates, agents or representatives or any Person resulting from Buyer’s use of, or the use by any of its Affiliates or representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or representatives in any “data rooms,” management presentations or otherwise in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Article III. Sellers and their Affiliates disclaim any and all other representations and warranties, whether express or implied. Except as contained in this Agreement, neither the Sellers nor any of their respective Affiliates makes any express or implied representation or warranty with respect to Excluded Assets, Excluded Businesses or Retained Liabilities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers that, except as set forth in the Buyer’s Disclosure Schedule (provided that any disclosure as an exception to, or in response to a listing requirement contained in, a representation or warranty in a section or subsection of the Buyer’s Disclosure Schedule shall apply to the corresponding section or subsection of this Article IV, as well as to matters represented or warranted in such other sections or subsections of this Article IV with respect to which it is reasonably apparent on the face of such disclosure that such disclosure would apply or qualify):

Section 4.1 Corporate Organization and Standing. Buyer is (a) an Aktiengesellschaft duly organized and validly existing under the Laws of Germany with full corporate or other power and authority to own, lease, use and operate its properties and to conduct its business, and (b) duly qualified or licensed to do business and is in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, be licensed or be in good standing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Buyer, the PMD Share Buyers or the PMD Asset Buyers to consummate the transactions contemplated by this Agreement.

Section 4.2 Authority Relative to this Agreement, Etc. Buyer has, and each PMD Asset Buyer and each PMD Share Buyer has, or will have as of the Closing Date, all requisite corporate authority and power to execute and deliver this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents to which Buyer or any PMD Asset Buyer or PMD Share Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer, and immediately prior to the Closing will have been authorized by each other PMD Asset Buyer or PMD Share Buyer, to the extent party thereto. Other than corporate approvals of the Subsidiaries of Buyer, which will be obtained prior to Closing, no other corporate proceedings on the part of Buyer, the PMD Asset Buyers or the PMD Share Buyers (and no action on part of any stockholders of Buyer, the PMD Asset Buyers or the PMD Share Buyers or any Subsidiary thereof) are necessary to authorize the execution, delivery and performance of this Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement, the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents to which Buyer or any PMD Asset Buyer or PMD Share Buyer is a party have been (or in the case of certain of the Local

Purchase Agreements, the Related Agreements and the Other Transaction Documents, will be) duly and validly executed and delivered by Buyer or such PMD Asset Buyer or PMD Share Buyer to the extent a party thereto and, assuming this Agreement and such other agreements have been duly authorized, executed and delivered by all of the other parties hereto, each of this Agreement and such other agreements constitutes (or in the case of certain of the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents will constitute) a legal, valid and binding agreement of Buyer or such PMD Asset Buyer or PMD Share Buyer, enforceable against Buyer or such PMD Asset Buyer or PMD Share Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement, the Local Purchase Agreements, the Related Agreements or the Other Transaction Documents to which Buyer is a party or the consummation of the transactions contemplated hereby and thereby by Buyer will (a) violate any provision of the certificate of incorporation or by-laws (or other comparable governing documents) of Buyer, (b) require any Governmental Filings with any Governmental Authority, except for (i) filings with the FTC and the DOJ pursuant to the HSR Act, and the rules and regulations promulgated thereunder, (ii) requirements of any foreign Regulatory Laws and Laws regulating trade or exchange or currency controls, and (iii) such consents, waivers, approvals, authorizations, permits, filings or notifications which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (c) conflict with, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration or any obligation to repay or a loss of any benefit to which Buyer is entitled under, any of the terms, conditions or provisions of any material Contract to which Buyer is a party or by which Buyer or any of its properties or Assets may be bound, except such violations, breaches, defaults, terminations, cancellations and accelerations which would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or (d) assuming the making of the Governmental Filings and obtaining of the related approval referred to in clause (b)(i) or (b)(ii) above, violate any Law applicable to Buyer or by which any of its properties or Assets may be bound, except such violations which would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4 Sufficiency of Funds. Buyer has available to it as of the date hereof, and will have available to it as of the Closing, all funds necessary to (i) consummate the Sale and the other transactions contemplated hereby and (ii) pay the Preliminary Purchase Price and all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby and by the Local Purchase Agreements and Related Agreements, including any adjustments to the Preliminary Purchase Price hereunder, and all associated fees, costs and expenses in connection with the transactions contemplated by this Agreement (the “Required Amount”).

Section 4.5 Securities Act. Buyer is acquiring the PMD Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any applicable foreign securities Laws. Buyer acknowledges that the PMD Shares are not registered under the Securities Act, any applicable state securities Law or any applicable foreign securities Law, and that such PMD Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

Section 4.6 Solvency. Assuming satisfaction of the condition set forth in Section 7.3(a), immediately after giving effect to the transactions contemplated by this Agreement, Buyer and its Subsidiaries (including the Transferred PMD Companies) will be Solvent. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer, APD or any of their Subsidiaries or any Transferred PMD Company.

Section 4.7 Compliance with Law. Except as would not reasonably be expected to materially impair the ability of Buyer, the PMD Asset Buyers or the PMD Share Buyers to consummate the transactions contemplated by this Agreement, Buyer and its Subsidiaries (a) are in compliance with applicable Law and (b) have all governmental permits, licenses, certificates, qualifications, registrations, approvals and similar authorizations necessary for the conduct of the business of Buyer and its Subsidiaries as presently conducted and are in compliance with the terms thereof.

Section 4.8 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Buyer, threatened) by any Governmental Authority with respect to Buyer or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, and there are no Actions pending (or, to the Knowledge of Buyer, threatened) against or affecting Buyer or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Authority, in each case, which would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.9 Brokers and Finders. None of Buyer or any of its officers, directors or employees has employed any investment banker, broker or finder or incurred any Liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement for which APD or any Retained Subsidiary or, in the event the Closing does not occur, any Transferred PMD Company has or could have any Liability.

Section 4.10 Investigation by Buyer. Buyer has conducted its own evaluation of the PMD Business and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the PMD Shares and the Acquired PMD Assets and of its assumption of the Assumed Liabilities. Without limiting Buyer’s remedies provided under this Agreement, the Related Agreements or the Other Transaction Documents, Buyer confirms that (i) it can bear the economic risk of its investment in the PMD Shares and the Acquired PMD Assets and can afford to lose its entire investment in the PMD Shares and the Acquired PMD Assets and (ii) APD has made available to Buyer (A) the opportunity to ask questions of the officers and management employees of APD and its

Subsidiaries and to acquire additional information about the business and financial condition of the PMD Business, and (B) in the electronic data room maintained in connection with the transactions contemplated by this Agreement, information and documents, including written responses to questions submitted by, or on behalf of, Buyer, relating to the PMD Business, the Transferred PMD Companies and the PMD Assets.

Section 4.11 No Additional Representations; No Reliance. Buyer acknowledges and agrees that neither APD nor any of the Sellers or their Subsidiaries, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Transferred PMD Companies, their Subsidiaries, the PMD Assets, the PMD Business or other matters that is not specifically included in Article III of this Agreement as modified by Seller’s Disclosure Schedule. Without limiting the generality of the foregoing, neither APD nor any of the Sellers or their Subsidiaries nor any other Person has made a representation or warranty to Buyer with respect to, and neither APD nor any other Person, shall be subject to any liability to Buyer or any other Person resulting from, APD or its representatives making available to Buyer, (i) any projections, estimates or budgets for the Transferred PMD Companies or the PMD Business, or (ii) any materials, documents or information relating to the Transferred PMD Companies or their Subsidiaries, the Sellers or the PMD Business made available to Buyer or its counsel, accountants or advisors in certain “data rooms,” management presentations or otherwise, in each case, except as expressly covered by a representation or warranty set forth in Article III of this Agreement. Buyer acknowledges that it is not relying on any representation or warranty of APD or the Sellers, other than those representations and warranties specifically set forth in Article III of this Agreement as modified by Seller’s Disclosure Schedule. Buyer acknowledges that it has conducted an independent investigation of the financial condition, Liabilities, results of operations and projected operations of the PMD Business and the nature and condition of its properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III of this Agreement as modified by Seller’s Disclosure Schedule.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 5.1 of the Seller’s Disclosure Schedule, (ii) as contemplated by this Agreement or (iii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), APD agrees that it will, and will cause each of the Transferred PMD Companies and the PMD Asset Sellers (in respect of the PMD Business) to (x) conduct the PMD Business in all material respects in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to preserve intact the PMD Business in all material respects. During the period from the date of this Agreement to the Closing Date, except (A) as set forth in Section 5.1 of the Seller’s Disclosure Schedule, (B) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (C) as contemplated by this Agreement and (D) as required by Law or the terms of any existing Contract to the extent disclosed in the Seller’s Disclosure Schedules, APD covenants and agrees that it shall, and shall cause the Transferred PMD Companies and the PMD Asset Sellers, in each case solely with respect to the PMD Business, not to take any of the following actions:

(a) amend the charter, by-laws or similar organizational documents of any of the Transferred PMD Companies or create any new Subsidiary of any Transferred PMD Company or consent to or authorize the creation of any new Subsidiary of a Transferred PMD Company or acquire any equity interest in a Person;

(b) with respect to any of the Transferred PMD Companies, issue or agree to issue any additional shares of capital stock (other than shares to be transferred to Buyer at the Closing), or issue or agree to issue any other equity interests or securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, shares of capital stock of any of the Transferred PMD Companies, or sell, transfer or otherwise dispose of or encumber any shares of capital stock of any of the Transferred PMD Companies;

(c) with respect to any of the Transferred PMD Companies, declare, set aside, or pay any dividend or other distribution payable in stock or property with respect to its capital stock or other equity interests therein;

(d) with respect to any of the Transferred PMD Companies, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization under applicable Law;

(e) permit any of the Transferred PMD Companies or any PMD Asset Seller in respect of the PMD Business to issue any note, bond, or other debt security, or create, incur, assume or guarantee any Indebtedness, in each case, other than (i) Indebtedness of a PMD Asset Seller that will not be an Assumed Liability or create an Encumbrance on any PMD Asset (other than any Permitted Encumbrance), (ii) intercompany loans or advances that will be settled prior to or upon Closing and (iii) other Indebtedness not to exceed $5,000,000 in the aggregate outstanding at any one time;

(f) except in the ordinary course of the business consistent with past practice, sell or otherwise dispose of, or incur, create or assume any Encumbrance (other than Permitted Encumbrances) with respect to, any material assets of the PMD Business;

(g) change any financial accounting method used by it relating to the PMD Business, unless (i) required by GAAP or Law or (ii) recommended by independent auditors or consistent with changes made by APD in respect of the Excluded Businesses (it being understood that any changes under this clause (g) shall not impact the calculation of the Closing Adjustment Amounts);

(h) with respect to any of the Transferred PMD Companies, make or revoke any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax Audit, surrender any right to a material Tax refund, file a material amended Tax Return, or consent to an extension or waiver of any statute of limitations with respect to Taxes or a Tax assessment or deficiency, in each case other than as a result of any such Transferred PMD Company being a member of any affiliated, consolidated, combined or unitary Tax group;

(i) modify any employment, severance, termination or change in control agreement or Business Plan for any Business Employee, other than, in each case, in the ordinary course of business and consistent with past practice or as may be required by a Business Plan or applicable Laws;

(j) transfer any active Business Employee into a role that would cause such individual to no longer be a Current Business Employee, or transfer any individual into a role that would cause such individual to become a Business Employee except, in each case, for transfers of employees with an annual base salary less than $85,000 in the ordinary course of business and consistent with past practice;

(k) acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any material business or corporation, partnership, limited liability company, association or other business organization or division thereof or assets, other than (i) purchases of assets in connection with the operation of the PMD Business and (ii) other assets in connection with the obligations of the Transferred PMD Companies or the PMD Asset Sellers pursuant to a Contract included in the PMD Assets, in each case in the ordinary course of business and consistent with past practice;

(l) enter into or terminate any Contract in relation to the PMD Business for the sale (other than in the ordinary course of business), purchase or lease (as lessee) of material real property or exercise any option to extend (other than extensions in the ordinary course of business) any leases of the Leased Real Property;

(m) enter into any Contract that (i) limits or purports to limit the ability of any PMD Asset Seller (solely in respect of the PMD Business) or any Transferred PMD Company after the Closing to compete in any business or with any Person or in any geographic area or (ii) grants “most favored nation” or similar best available pricing terms, other than in the ordinary course of business and consistent with past practice;

(n) amend or modify in any material respect, voluntarily terminate or cancel any Material Contract or enter into or voluntarily extend (other than extensions in the ordinary course of business) any Contract that if in effect on the date hereof would be a Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(o) except in the ordinary course of business, cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or the PMD Business;

(p) enter into any material consent decree or settlement agreement with any Governmental Authority, against or affecting any of the Transferred PMD Companies or the PMD Business unless such settlement or compromise does not impose any material equitable relief on a Transferred PMD Company or the PMD Business (it being agreed and understood that this clause (p) shall not apply with respect to Tax matters, which shall be governed by clause (h));

(q) commence or initiate any Action against any customer, supplier or vendor of the PMD Business that would reasonably be expected to be material to the PMD Business, without good faith consultation with Buyer prior to such commencement;

(r) fail to spend, materially reduce, or delay to spend the amounts budgeted for capital expenditures as set forth in Schedule K;

(s) terminate, suspend, amend or modify in any material respect, any Permit that is material to the operation of the PMD Business, except (i) as required by applicable Law or a Governmental Authority or (ii) in the ordinary course of business consistent with past practice;

(t) make or agree to make any loans, or advances or investments in any Person that is not a Transferred PMD Company or Affiliate thereof, or agree to guarantee any obligations of any Person that is not a Transferred PMD Company or Affiliate thereof, other than extensions of credit to customers in the ordinary course of business consistent with past practices;

(u) enter into or modify any material intercompany arrangement, other than in the ordinary course of business and other than any intercompany arrangement that is terminated and settled prior to or at Closing in accordance with Section 5.5;

(v) with respect to any material registrations and applications for Intellectual Property included in the PMD IP, forego any deadlines, payments, annuities, maintenance fees, office actions, or other official deadlines; or

(w) agree to take any of the foregoing actions.

Nothing contained in this Agreement shall be construed to give to Buyer or its Subsidiaries directly or indirectly, rights to control or direct the PMD Business’ operations or the PMD Assets prior to the Closing. Notwithstanding any provision herein to the contrary, prior to the Closing, without the consent of Buyer, each of the Sellers and their Subsidiaries and the Transferred PMD Companies will be permitted to (i) declare and pay dividends and distributions of, or otherwise transfer or advance, to APD or any Subsidiary thereof, (x) any Excluded Assets (including in connection with any “cash sweep” or cash management practices) and (y) any APD Books and Records and (ii) make any payments under, or repay (in part or in full), any Indebtedness.

Section 5.2 Access to Information. From the date of this Agreement until the Closing, APD will, and will cause its Subsidiaries to, give Buyer and its Representatives reasonable access to the Transferred PMD Books and Records and to such personnel, offices and other facilities and properties of the Transferred PMD Companies and to books, records, personnel, offices and other facilities and properties of APD and its Affiliates (solely with respect to the PMD Business) and to furnish such other information in respect of the operation of the PMD Business as Buyer may reasonably request including, for the avoidance of doubt, maintain access to APD’s electronic dataroom; provided that all requests for access pursuant to this Section 5.2 shall be made in writing and shall be directed to and coordinated with the Corporate Secretary (as designated in Section 9.5 hereof) of APD or such person or persons as he/she shall designate; provided, further, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to APD, and in such a manner as not to interfere unreasonably with the operation of any business conducted by any Transferred PMD Company or PMD Asset Seller; provided, further, that any such access or information request shall not involve any Phase 2 environmental assessment or other invasive sampling, investigation or work of any kind, but shall include commercially reasonable access to such records and personnel as are necessary to complete a Phase 1 environmental assessment in accordance with U.S. EPA’s “All Appropriate Inquiries” Rule, 40 C.F.R. Part 312 and ASTM Standard E1527-13 “Standard Practice for Environmental Site Assessments: Phase 1 Environmental Site Assessment Process” (and APD recognizes that in order to complete Phase 1 environmental assessments in accordance with the “All Appropriate Inquiries” Rule and the foregoing ASTM Standard, certain limited contact with regulatory authorities may be required to the extent customary in preparing such a report). All such information and access shall be subject to the terms and conditions of the confidentiality agreement dated September 11, 2015 between Buyer and APD (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Agreement, neither APD nor its Subsidiaries (including the Transferred PMD Companies) shall be required to disclose pursuant to this Agreement to Buyer or its Representatives any information (i) related to the Sale Process or APD’s or its Representatives’ evaluation thereof including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the PMD Business without being prepared for the Sale Process, (ii) if doing so presents a reasonable risk of violating any Contract or Law to which APD or any of its Subsidiaries is a party or to which it is subject or which it believes in good faith (upon a written opinion of counsel (which may be inside counsel)) could result in a loss of the ability to successfully assert a claim of Privilege, (iii) if APD or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto or (iv) if APD or any of its Subsidiaries reasonably determines in good faith that such information is competitively sensitive; provided that in such case it may be provided to Buyer’s advisors only under previously agreed “clean team” restrictions. Notwithstanding the foregoing, APD and its Subsidiaries shall not be required to provide any such information as and to the extent it relates to the Excluded Businesses, the Retained Liabilities or the Excluded Assets. Promptly following the Closing, APD shall deliver to Buyer a copy of a DVD-ROM or similar electronic media containing a copy of the contents of APD’s electronic dataroom as of the date hereof and any additional contents uploaded by APD prior to the Closing.

Section 5.3 Certain Governmental Approvals.

(a) Subject to Section 5.3(b)(iv) and (b)(v) below, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, Regulatory Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including (i) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority in connection with any Regulatory Law, (ii) the defending of any Actions, whether judicial or administrative, brought under, pursuant to or relating to any Regulatory Law challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iii) the compliance with all legal requirements that may be imposed on it with respect to this Agreement or the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Without limiting the generality of the undertakings pursuant to Section 5.3(a) above:

(i) APD and Buyer shall, as promptly as practicable, file the notification and report form pursuant to the HSR Act and effect all other necessary notifications, or registrations to obtain the Required Governmental Approvals, in each case as required for the transactions contemplated hereby and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with any other Required Governmental Approvals or Regulatory Law;

(ii) APD and Buyer shall use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities under any other applicable Regulatory Law in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

(iii) Buyer shall be entitled to direct the antitrust defense of the transactions contemplated by this Agreement in any investigation or litigation or negotiations with any Governmental Authority or any other Person related to the regulatory filings, provided that Buyer shall consult with and consider in good faith the views of APD. APD and Buyer shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly furnish the other with copies of notices or other communications (or, in the case of material oral communications, advise the other orally of such communications) between APD or Buyer and their representatives and counsel, as the case may be, or any of their respective Subsidiaries, and any Governmental Authority with respect to such transactions. APD and Buyer shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any Regulatory Law, and shall comply promptly with any such reasonable inquiry or request. APD and Buyer shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of APD and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Regulatory Law unless the other party has given its prior written consent to such extension or delay, such consent not to be unreasonably conditioned, withheld or delayed;

(iv) With respect to the assets, businesses, operations and product lines described in Section 5.3(b)(iv) of the Seller’s Disclosure Schedule Buyer shall, at Buyer’s sole cost, use its best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable to avoid, eliminate and resolve each and every impediment and obtain all Required Governmental Approvals in connection with the consummation of the transactions contemplated by this Agreement, as promptly as practicable. In furtherance of the foregoing, Buyer shall use its best efforts to proffer to, and shall, use its best efforts to (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of specific assets or categories of assets or businesses of the Transferred PMD Companies or any of Buyer’s other assets or businesses now owned or presently or hereafter sought to be acquired by Buyer (including pursuant to this Agreement); (B) terminate any existing relationships and contractual rights and obligations; (C) amend or terminate such existing licenses or other intellectual property agreements and to enter into such new licenses or other intellectual property agreements; (D) take any and all actions and make any and all behavioral commitments, whether or not they limit or modify Buyer’s or the Transferred PMD Companies’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the PMD Business or any of the PMD Assets; and (E) enter into agreements, including with the relevant Governmental Authority, giving effect to the foregoing clauses (A) through (D), in each case as promptly as possible (but in any event at least five (5) Business Days prior to the Outside Date) after it is determined that such action is necessary to obtain approval for consummation of the transactions contemplated by this Agreement by any Governmental Authority. For purposes of this Section 5.3(b)(iv), “best efforts” shall include taking each of the actions set forth in the foregoing clauses (A) through (E) above within Buyer’s control, including selling or otherwise disposing of assets or categories of assets or businesses at any price, on any terms and to any buyer, if necessary to obtain approval for the consummation of the transactions contemplated by this Agreement by any Governmental Authority. Notwithstanding the foregoing, Buyer shall not be required to take any such action under this paragraph (iv) the effectiveness of which would not be conditioned upon and subject to Closing;

(v) With respect to any assets, businesses, operations or product lines of APD or Buyer other than those described in paragraph (iv) above, Buyer shall, at Buyer’s sole cost, take, or cause to be taken, any and all actions and do, or cause to be done, any and all things necessary, proper or advisable to avoid, eliminate and resolve each and every impediment and obtain all Required Governmental Approvals in connection with the consummation of the transactions contemplated by this Agreement, as promptly as practicable; provided, that nothing in this Section 5.3(b)(v) shall require Buyer to sell or divest any assets, businesses or product lines that would result in a Regulatory MAE. In furtherance of the foregoing, Buyer shall proffer to, and shall, (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of specific assets or categories of assets or businesses of the Transferred PMD Companies or any of Buyer’s other assets or businesses now owned or presently or hereafter sought to be acquired by Buyer (including pursuant to this Agreement); (B) terminate any existing relationships and contractual rights and obligations; (C) amend or terminate such existing licenses or other intellectual property agreements and to enter into such new licenses or other intellectual property agreements; (D) take any and all actions and make any and all behavioral commitments, whether or not they limit or modify Buyer’s or the Transferred PMD Companies’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the PMD Business or any of the PMD Assets; and (E) enter into agreements, including with the relevant Governmental Authority, giving effect to the foregoing clauses (A) through (D), in each case as promptly as possible (but in any event at least five (5) Business Days prior to the Outside Date) after it is determined that such action is necessary to obtain approval for consummation of the transactions contemplated by this Agreement by any Governmental Authority; provided, however, that Buyer shall not be required to take any such action the effectiveness of which would not be conditioned upon and subject to Closing;

(vi) APD will not in connection with obtaining Required Governmental Approvals take or agree to take any action identified in the immediately preceding Section 5.3(a), without the prior written consent of Buyer, and if so requested by Buyer will use reasonable best efforts to effectuate any license, divestiture, disposition, hold separate, or any other action of any of the PMD Assets or the PMD Businesses necessary to obtain Required Governmental Approvals; provided, that, such action is conditioned on the consummation of the transactions contemplated by this Agreement; and

(vii) without limiting Section 5.3(b)(iv), each of APD and Buyer, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the acquisition of the PMD Shares or the other transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the acquisition of the PMD Shares or the other transactions contemplated by this Agreement, shall use its reasonable best efforts necessary to vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement unless, by mutual agreement, APD and Buyer decide that litigation is not in their respective best interests.

(c) During the period from the date of this Agreement until the Closing Date, except as required by this Agreement, Buyer and its Affiliates shall not, without the prior written consent of APD, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into, that would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. Without limiting the generality of the foregoing, none of Buyer, the Subsidiaries of Buyer, or their respective Affiliates shall, and shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (i) increase the risk of not obtaining, or cause a delay in obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under any Regulatory Law; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) delay or prevent the consummation of the transactions contemplated by this Agreement.

(d) Buyer will pay APD a termination fee of $190,000,000 in immediately available funds within two (2) Business Days following the termination of this Agreement if terminated: (i) by APD pursuant to Section 8.1(c) with respect to Regulatory Laws, (ii) by APD pursuant to Section 8.1(e) as a result of Buyer’s material breach of this Section 5.3 or (iii) by APD or Buyer pursuant to Section 8.1(b) if, as of the Outside Date, the condition in Section 7.1(a) (if the failure to satisfy such condition is as a result of a Regulatory Law) or Section 7.1(b) had not been satisfied. For the avoidance of doubt, the termination fee shall be APD’s exclusive remedy for Buyer’s failure to obtain all Required Governmental Approvals if Buyer has complied with its obligations under this Section 5.3.

Section 5.4 Further Assurances. Subject to Section 5.3, each of the parties hereto agrees to use its reasonable best efforts before and after the Closing Date to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of all necessary consents, approvals or waivers from Governmental Authorities required to be obtained by APD or Buyer, or their respective Affiliates, in connection with the transactions contemplated by this Agreement (other than with respect to Regulatory Laws which are the subject of Section 5.3), (iii) to the extent consistent with the obligations of the parties set forth in Section 5.3, the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement; and (v) render any other assistance as reasonably requested by APD or Buyer to fulfill the purposes of this Agreement, the Related Agreements and the Other Transaction Documents and to convey to, transfer to or vest in the Buyer the Transferred PMD Companies, the PMD Assets and the Assumed Liabilities contemplated by this Agreement to be transferred or assumed at Closing.

Section 5.5 Intercompany Accounts and Arrangements.

(a) Except for the Related Agreements, the Local Purchase Agreements, the Other Transaction Documents and intercompany accounts governed by Section 5.5(b), all intercompany arrangements and agreements, whether written or oral, providing, leasing or licensing goods, services, tangible or intangible properties or joint activities between APD or any of the Retained Subsidiaries, on the one hand, and any of the Transferred PMD Companies, on the other hand, shall be terminated or extended in accordance with Section 5.5(a) of the Seller’s Disclosure Schedule.

(b) At or prior to the Closing, all outstanding intercompany accounts, whether payables (other than trade payables) or receivables (other than trade receivables), between APD or any of the Retained Subsidiaries, on the one hand, and any of the Transferred PMD Companies, on the other hand, shall be settled and of no further force and effect such that none of Buyer or its Affiliates or any Transferred PMD Company shall have any continuing obligation with respect thereto (it being understood that such settlement shall not in any way affect the Related Agreements or the Other Transaction Documents or any amounts which may be payable pursuant to the Related Agreements or the Other Transaction Documents); provided, that in the case of any such payables or receivables (other than trade payables and trade receivables, as applicable) not set forth on Section 5.5(b)(i) of the Seller’s Disclosure Schedule, such payables or receivables shall be settled in a manner that does not have adverse tax consequences to the Transferred PMD Companies. Except as set forth on Section 5.5(b)(ii) of the Seller’s Disclosure Schedules, any intercompany trade payables or intercompany trade receivables, in each case as relating to the PMD Business, shall remain outstanding as of the Closing and shall be paid in the ordinary course after the Closing.

(c) Except to the extent provided to the contrary in Section 5.5(b), effective as of the Closing, Buyer, on behalf of itself and its Affiliates, including the Transferred PMD Companies, hereby releases APD and each of the Retained Subsidiaries (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing, including any actions which may be deemed to have been negligent or grossly negligent, relating to or arising out of Contracts with APD or a Subsidiary thereof or the operation or conduct of any businesses, Assets (including activities performed thereat) or operations managed or operated by, or operationally related to, directly or indirectly, to the PMD Business or the Excluded Businesses, except for any obligation pursuant to the provisions of this Agreement, the Local Purchase Agreements, the Related Agreements or the Other Transaction Documents.

(d) Except to the extent provided to the contrary in Section 5.5(b), effective as of the Closing, APD, on behalf of itself and its Affiliates, including the Retained Subsidiaries, hereby releases Buyer, each PMD Asset Buyer and each of the Transferred PMD Companies (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing, including any actions which may be deemed to have been negligent or grossly negligent, relating to or arising out of Contracts with a PMD Asset Seller or a Transferred PMD Company or the operation or conduct of any businesses, Assets (including activities performed thereat) or operations managed or operated by, or operationally related to, directly or indirectly, to the PMD Business, except for any obligation pursuant to the provisions of this Agreement, the Local Purchase Agreements, the Related Agreements or the Other Transaction Documents.

Section 5.6 Provision of Corporate Records. As soon as practicable after the Closing Date, as permitted by Law, APD shall use its reasonable best efforts to deliver or cause to be delivered to Buyer all Transferred PMD Books and Records then in the possession of APD or any Retained Subsidiary, and Buyer shall use its reasonable best efforts to deliver or cause to be delivered to APD all APD Books and Records then in the possession of any Transferred PMD Company. The foregoing shall be limited by the following specific provisions:

(a) To the extent any document (other than that stored on electronic media) can be subdivided without unreasonable effort into two portions, one of which constitutes a Transferred PMD Book and Record and the other of which constitutes an APD Book and Record, such document (other than that stored on electronic media) shall be so sub-divided, and the original of the portion such document (other than that stored on electronic media) which constitutes a Transferred PMD Book and Record shall be provided to Buyer (with a copy thereof provided to APD) and the original of the portion such document (other than that stored on electronic media) which constitutes an APD Book and Record shall be provided to APD (with a copy thereof provided to Buyer).

(b) For purposes of this Section 5.6, “reasonable best efforts” shall require, without limitation, deliveries of any such specific and discrete books and records requested in writing by either party and then in the possession of the other party.

(c) Each party may retain copies of the books and records of the other already in its possession, and may use such books and records as reasonably required for its tax, accounting, compliance and other administrative purposes, subject to this Agreement and the Related Agreements, and subject to holding in confidence information contained in such books and records in accordance with the requirements and limitations of this Agreement, including Section 5.13. If either party has a reasonable concern regarding the other party’s use of such books and records, such party may, upon reasonable prior written notice, audit the other party’s use of such books and records at times and in a manner reasonably acceptable to all parties at the auditing party’s expense, provided that if the audited party has breached such provision and such breach has not been cured prior to the audit, the costs of such audit shall be reasonably apportioned between the parties as determined equitably by the auditor.

(d) Each party may refuse to furnish any Information if it believes in good faith that doing so presents, based on a written opinion of counsel (which may be inside counsel), a significant risk of loss of the ability to successfully assert a claim of Privilege; provided that the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege.

(e) Neither party shall be required to deliver to the other books and records or portions thereof if such delivery would violate any applicable Law, based on a written opinion of counsel (which may be inside counsel).

(f) APD may redact any Information covered by this Section 5.6 as and to the extent such Information relates to the Excluded Businesses, the Retained Liabilities or the Excluded Assets.

(g) Buyer may redact any Information covered by this Section 5.6 as and to the extent such Information relates to Buyer’s business, assets or liabilities including the Transferred PMD Companies, the PMD Assets and the Assumed Liabilities.

Section 5.7 Retained Names.

(a) Following the Closing, except as prohibited by any Contract which is a PMD Asset or a Shared Contract, Buyer shall (i) cause the Transferred PMD Companies to, as soon as practicable, but in no event later than 90 days following the Closing Date, change their names, including making any necessary legal filings with the appropriate Governmental Authority to effectuate such change, and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to “Air Products” or any other Retained Name and (ii) cause the Transferred PMD Companies and the PMD Asset Buyers no later than 180 days following the Closing Date, cease to use or to permit any third party to use any Retained Names and hold themselves out as having any affiliation with Sellers or any of their respective Affiliates, and remove, strike over, or otherwise obliterate all Retained Names from all assets and other materials owned or possessed by the Transferred PMD Companies and the PMD Asset Buyers, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems; provided, that no later than 365 days following the Closing, Buyer shall, and shall cause the Transferred PMD Companies and the PMD Asset Buyers to, cease to use the Retained Names with respect to the PMD Business inventory; provided, further, that APD hereby grants the PMD Asset Buyers and the Transferred PMD Companies a limited, non-exclusive, non-transferrable, non-sublicensable right to continue temporarily to use the Retained Names following the Closing for the respective purposes permitted above until such respective times.

(b) Any use of the Retained Names by the Transferred PMD Companies permitted by this Section 5.7 shall be subject to the following conditions:

(i) Use of the Retained Names shall be in the same form and manner, to no greater extent (without an increase in the extent or type of uses of the Retained Names), and subject to the same standards of quality, of that in effect for the Retained Names as of the Closing Date;

(ii) The Retained Names shall not be used in a manner that may reflect negatively on such name and marks or on APD or any of its Affiliates;

(iii) Buyer and its Affiliates shall not apply to register or register any of the Trademarks forming a part of or associated with the Retained Names; and

(iv) Any press release or similar public announcement or similar public communication that references any of the Retained Names shall include a statement that Buyer, its Affiliates, as applicable, and APD, are not Affiliates or otherwise related to each other.

(c) At the request of APD, Buyer shall and shall cause its Affiliates to cooperate with APD to assist APD with any reasonable requests to ensure that the conditions of use of the Retained Names set forth under Section 5.7(b) are complied with.

(d) Buyer and its Affiliates shall indemnify and hold harmless APD and its Affiliates for any Losses arising from or relating to the use by Buyer or any of its Affiliates of the Retained Names pursuant to this Section 5.7.

(e) Notwithstanding the foregoing, nothing in this Section 5.7 shall preclude Buyer or its Affiliates from making any reference to Retained Names, (i) in internal tax, legal, employment or similar records and as reasonably necessary and appropriate to describe the historical relationship of the PMD Business and the Transferred PMD Companies with APD and its Affiliates, or (ii) as required by applicable Law.

Section 5.8 Guarantees.

(a) Prior to the Closing Date, APD and Buyer shall cooperate and shall use their respective commercially reasonable efforts to terminate, or, if the parties are unable to so terminate, cause Buyer or one of its Affiliates to be substituted in all respects for APD or the applicable Retained Subsidiary in respect of, all obligations of APD or any of the Retained Subsidiaries under APD Guarantees on the Closing Date.

(b) With respect to any APD Guarantees that remain outstanding after the Closing Date, including those set forth on Schedule G hereto (as such schedule may be updated by APD prior to the Closing, other than for purposes of clause (iii) below, such scheduled APD Guarantees, “Qualified Guarantees”), (i) APD and Buyer shall continue to cooperate and use their respective commercially reasonable efforts to terminate, or, if the parties are unable to so terminate, cause Buyer or one of its Affiliates to be substituted in all respects for APD or any Retained Subsidiary in respect of, all obligations under APD Guarantees, (ii) Buyer shall indemnify and hold harmless APD Indemnified Parties for any payments under such APD Guarantees and (iii) Buyer shall not permit any of the Transferred PMD Companies or any of their Affiliates to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement, any loan, Contract or other obligation for which APD or any Retained Subsidiary is liable under a Qualified Guarantee. To the extent that APD or the Retained Subsidiaries have performance obligations under any APD Guarantee, APD will notify and consult with Buyer regarding such performance obligations and, subject to such consultation, Buyer will use commercially reasonable efforts to (x) perform such obligations on behalf of APD and the Retained Subsidiaries or (y) otherwise take such action as reasonably requested by APD so as to put APD and the Retained Subsidiaries in the same position as if Buyer, and not APD or a Retained Subsidiary, had performed or were performing such obligations.

(c) Prior to the Closing Date, APD and Buyer shall cooperate and Buyer shall use commercially reasonable efforts to replace all letters of credit issued by APD or the Retained Subsidiaries on behalf of or in favor of any of the Transferred PMD Companies or the PMD Business (other than with respect to any Retained Liabilities), including those set forth on Schedule H hereto (as such schedule may be updated by APD prior to the Closing, other than for purposes of clause (ii) below, such scheduled letters of credit, the “APD LCs”), as promptly as practicable with letters of credit from Buyer or one of its Affiliates as of the Closing Date. With respect to any APD LCs that remain outstanding after the Closing Date, (i) Buyer shall indemnify and hold harmless APD Indemnified Parties for any payments under such letters of credit (as well as other letters of credit issued by APD or the Retained Subsidiaries on behalf of the Transferred PMD Companies or the PMD Business (other than with respect to any Retained Liabilities)), including any fees in connection with the issuance and maintenance thereof and (ii) without the prior written consent of APD, Buyer and its Subsidiaries shall not, and shall not permit any of the Transferred PMD Companies or Affiliates to, enter into, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, Contract or other obligation in connection with any APD LC. The parties hereto agree that neither APD nor any of the Retained Subsidiaries will have any obligation to renew any letters of credit issued on behalf of any Transferred PMD Company or the PMD Business after the expiration of any such letter of credit.

(d) For purposes of this Section 5.8, with respect to APD, “commercially reasonable efforts” shall not require APD to, or to cause any of its Subsidiaries to, make or accelerate any payment under any loan, Contract or other obligation for which APD or any Retained Subsidiary is or may be liable under any APD Guarantee or letters of credit issued by APD or the Retained Subsidiaries on behalf of the Transferred PMD Companies or the PMD Business (other than with respect to any Retained Liabilities).

Section 5.9 Post-Closing Access to Information. For a period of seven (7) years from the Closing Date, except as prohibited by applicable Law, APD and Buyer shall, subject to compliance by the other with the provisions of Section 5.13 and any applicable provision in any Related Agreements, afford to each other and to each other’s Representatives reasonable access and duplicating rights (with copying costs to be borne by the requesting party) during normal business hours to all books and records, documents and other information (collectively, “Information”) within the knowledge, possession or control of the other party or its Affiliates solely to the extent relating to (a) in the case of requests by Buyer, the PMD Business, Transferred PMD Companies, PMD Assets, Assumed Liabilities or Acquired Employees and (b) in the case of requests by APD, the Excluded Businesses, the Excluded Assets or the Retained Liabilities, insofar in each case as such access is reasonably required by APD or Buyer or any of their Subsidiaries or Affiliates for legitimate business reasons and does not violate any applicable Law or any confidentiality obligations applicable to APD or Buyer or any of their Subsidiaries or Affiliates, as the case may be (and shall use reasonable efforts to cause persons or firms possessing relevant Information to give similar access) and, to the extent practicable, such Information is identified by the requesting party with reasonable specificity; provided, however, that no party shall be required to retain any Information as a result of this Section 5.9; provided, further, that no party shall be required to disclose any Information pursuant to this Agreement if (i) it believes in good faith that doing so presents a significant risk, based on a written opinion of counsel (which may be inside counsel), of resulting in a loss of the ability to successfully assert a claim of Privilege or (ii) APD or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, further, that in the case of clause (i) above, the parties hereto shall reasonably cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege; provided, further, that each party hereto and its respective Affiliates shall not be required to provide the other party or its Representatives with any information related to the Sale Process or Buyer’s, APD’s or their respective Representatives’ evaluation thereof, including projections, financial or other information related thereto other than, in the case of APD or its Affiliates, projections, financial or other information prepared in the ordinary course of the PMD Business without being prepared for the Sale Process. Without limiting the generality of the foregoing, Information may be requested under this Section 5.9 for audit and accounting purposes and in connection with Actions, as well as for purposes of fulfilling disclosure and reporting obligations. Notwithstanding anything herein to the contrary, following Closing and for as long as such retention is required under applicable Law, Buyer shall, and shall cause the Transferred PMD Companies to, retain all medical and exposure records of Business Employees and afford APD and its Affiliates and Representatives with reasonable access to such medical and exposure records in each case to the extent permitted under applicable Law.

Section 5.10 Production of Witnesses and Individuals. From and after the Closing Date, APD and Buyer shall use and shall cause their respective Subsidiaries to use reasonable efforts to make available to each other, upon written request, its officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such person may reasonably be required in connection with any Actions in which the requesting party may from time to time be involved relating to the conduct of the PMD Business or the Excluded Businesses. APD and Buyer agree to reimburse each other for reasonable out-of-pocket expenses (other than officers’ or employees’ salaries) incurred by the other in connection with providing individuals and witnesses pursuant to this Section 5.10. Notwithstanding the foregoing, the provisions of this Section 5.10 shall not apply to Actions brought between APD and its Affiliates (but not including the Transferred PMD Companies), on the one hand, and Buyer and its Affiliates (including after the Closing Date, the Transferred PMD Companies) on the other hand.

Section 5.11 Retention of Records. Except when a longer retention period is otherwise required by Law or agreed to in writing, including as set forth in Section 6.8, APD and its Affiliates and the Transferred PMD Companies and their respective Subsidiaries shall retain, in accordance with their respective records control schedule policy existing from time to time, all Information relating to the PMD Business and the Excluded Businesses, respectively. The parties hereto agree that upon written request from the other that certain Information relating to the PMD Business or the transactions contemplated hereby be retained in connection with an Action, the parties shall use reasonable efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting party. If a party desires to destroy or dispose of any Information retained at the request of the other party, it shall offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender such Information to the other party.

Section 5.12 Non-Solicitation of Employees; Non-Competition.

(a) From the Closing Date until the earlier of (i) the 18-month anniversary of the Closing Date and (ii) the earliest to occur of a (x) sale of APD’s EM Business, (y) material monetary investment by a third party in the EM Business or (z) merger of the EM Business with a third party, without the prior written consent of Buyer, APD agrees that none of APD or any of its controlled Affiliates will, directly or indirectly, either (A) solicit for employment or (B) hire any member of the Senior Management of the PMD Business (in each case, irrespective of whether that member of Senior Management of the PMD Business is then employed by Buyer or its Affiliates). For the avoidance of doubt, a spin-off of the EM Business that does not involve the material monetary investment of a third party or a subsequent planned merger with a third party (a “Qualified Spin”) shall not constitute a sale of the EM Business for purposes of this Section 5.12(a).

(b) From the Closing Date until the earlier of (i) the 18-month anniversary of the Closing Date and (ii) the earliest to occur of a (x) sale of APD’s EM Business, (y) material monetary investment by a third party in the EM Business or (z) merger of the EM Business with a third party, without the prior written consent of Buyer, as to any Current Business Employee, APD agrees that, without the prior written consent of Buyer, none of APD or any of its controlled Affiliates will, directly or indirectly, either (i) solicit for employment or (ii) hire any Current Business Employee (in each case, irrespective of whether that Current Business Employee is then employed by Buyer or its Affiliates); provided that APD and its Subsidiaries shall not be precluded from soliciting or hiring, or taking any other action with respect to any such Current Business Employee that is not a member of the Senior Management of the PMD Business (A) who responds to a solicitation by a search firm or recruiting agency or a general advertisement not specifically targeted at employees of Buyer or any of its Affiliates or (B) whose employment was terminated by Buyer or its Affiliates other than due to a voluntary resignation by that individual or whose employment with Buyer or its Affiliates ceased at least six (6) months prior to the commencement of employment discussions between such individual and APD or its Affiliates; provided, further, that APD and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at Current Business Employees.

(c) For a period of 18 months from and after the Closing Date, as to any APD employees that are employed within the Materials Technologies business segment of APD, as reflected in the segment financial reporting contained in APD’s Annual Reports on Form 10-K for the fiscal year ended September 30, 2015, except for the Acquired Employees (collectively, the “APD Materials Employees”), Buyer agrees that, without the prior written consent of APD, none of Buyer or any of its controlled Affiliates will, directly or indirectly, either (i) solicit for employment or (ii) hire any APD Materials Employee (in each case, irrespective of whether that APD Materials Employee is then employed by APD or its Affiliates); provided that Buyer and its Subsidiaries shall not be precluded from soliciting or hiring, or taking any other action with respect to any such individual (A) who responds to a solicitation by a search firm or recruiting agency or a general advertisement not specifically targeted at employees of APD or any of its Affiliates or (B) whose employment was terminated by APD or its Affiliates other than due to a voluntary resignation by that individual or whose employment with APD or its Affiliates ceased at least six (6) months prior to the commencement of employment discussions between such individual and Buyer or its Affiliates; provided, further, that Buyer and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at APD Materials Employees.

(d) For a period of two (2) years from and after the Closing Date (the “Restricted Period”), without the prior written consent of Buyer, APD agrees not to, and not to permit any of its Subsidiaries or controlled Affiliates to, directly or indirectly engage in, acquire or own an interest in (in whole or in part) manage, operate, control, or participate in the ownership, management, operation or control of any Competing Business; provided that nothing herein shall preclude APD from: (i) owning five percent (5%) or less of the outstanding publicly-traded securities of any Person so long as APD does not have the right to appoint a member of the board of directors or managers of such Person; (ii) acquiring (or entering into an agreement to acquire) and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business (A) if such Competing Business generated less than ten percent (10%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person or (B) if APD disposes of such Competing Business within 12 months of its acquisition (which twelve (12)-month period shall extend on a day-for-day basis if Buyer has delivered an Acceptance Notice (as defined below) and APD and Buyer are negotiating Right of First Offer Contracts) whether such 12-month period extends beyond the Restricted Period, provided that APD shall provide Buyer, on its own behalf and on behalf of its Affiliates, with a right of first offer to purchase any such Competing Business (“Right of First Offer”) in accordance with the Right of First Offer Procedure; or (iii) exercising its rights or complying with its obligations under this Agreement, any of the Related Agreements or any of the Other Transaction Documents. For the purposes of this Section 5.12(d), “Right of First Offer Procedure” shall mean that, if, at any time during the Restricted Period, without the written consent of Buyer, APD acquires a Competing Business, APD shall deliver written notice to Buyer (“Offer Notice”) of APD’s acquisition of a Competing Business and obligation to first offer such Competing Business for sale to Buyer. Buyer, on its own behalf or on behalf of an Affiliate, shall have a period of thirty (30) days after the delivery of the Offer Notice within which to advise APD by written notice (the “Acceptance Notice”) that Buyer desires to purchase such Competing Business at a purchase price (the “Offer Price”) set forth in the Acceptance Notice. If Buyer delivers the Acceptance Notice within such thirty (30) day period and APD does not reject such Acceptance Notice within fifteen (15) days of its delivery, the parties shall attempt in good faith to agree upon the terms and conditions upon which APD shall sell and Buyer or an Affiliate of Buyer shall purchase the Competing Business, which shall include final agreement on the Offer Price or such other purchase price as the parties may agree, and to memorialize such agreement in a stock or asset purchase agreement mutually agreeable to the parties (“Right of First Offer Contract”). If APD has rejected the Acceptance Notice or APD and Buyer are unable to agree upon and execute a Right of First Offer Contract within sixty (60) days after delivery of an Acceptance Notice that has not been rejected by APD, Buyer’s rights under the Right of First Offer shall terminate, and APD may offer to sell the Competing Business to one or more third parties free of Buyer’s rights under the Right of First Offer at a price that is higher than the price offered by Buyer in the Acceptance Notice; provided, that, the 12 month period set forth in this Section 5.12(d) shall be extended by the number of days elapsed between the Offer Notice and the expiration of the sixty (60) day period following the delivery of the Acceptance Notice.

(e) APD shall require any Subsidiary of APD to which APD’s EM Business is contributed and then spun-off in a Qualified Spin to comply with the terms of this Section 5.12 as if it were a party hereto; provided, that, such restrictions would not apply to a purchaser of such spun-off entity or its Affiliates.

Section 5.13 Confidentiality.

(a) From the date hereof until the earlier of (i) the second (2nd) anniversary of the termination of this Agreement pursuant to Section 8.1 and (ii) the seventh (7th) anniversary of the Closing Date, APD and Buyer shall hold and shall cause their respective Affiliates (including the Transferred PMD Companies) to hold, and shall each use their reasonable best efforts to cause their respective Representatives to hold, in strict confidence and not to disclose or release without the prior written consent of the other party, any and all Confidential Information (as defined herein); provided that the parties may disclose, or may permit disclosure of, Confidential Information (i) to their respective Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties hereto and in respect of whose failure to comply with such obligations, APD or Buyer, as the case may be, will be responsible, (ii) if the parties hereto, their Affiliates or their Representatives are compelled to disclose any such Confidential Information by judicial or administrative process or, based on a written opinion of counsel (which may be inside counsel), by other requirements of Law or (iii) as is reasonably required in connection with, and for the sole purpose of, the exercise of such party’s rights and obligations under this Agreement, any Related Agreement or any Other Transaction Document. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, APD or Buyer, as the case may be, shall promptly notify the other of the existence of such request or demand and shall provide the other a reasonable opportunity to seek an appropriate protective order or other remedy, which both parties will reasonably cooperate in obtaining (each at their own expense). In the event that such appropriate protective order or other remedy is not obtained, the party who is required to disclose such Confidential Information shall furnish, or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed. Nothing in this Section 5.13(a) shall restrict the use of Confidential Information in connection with any dispute between the parties regarding this Agreement, the Related Agreements, the Other Transaction Documents or the transactions contemplated hereby or thereby. As used in this Section 5.13, “Confidential Information” shall mean all proprietary technical, economic, environmental, operational, financial and/or other business Information or material of a party, (A) in the case of the confidentiality obligations of APD and its Affiliates and Representatives, following the Closing, to the extent relating to the PMD Business, the PMD Assets or the Assumed Liabilities or (B) in the case of the confidentiality obligations of Buyer and its Affiliates and Representatives, (i) prior to the Closing, to the extent related to the PMD Business, the PMD Assets or the Assumed Liabilities, or (ii) prior to or after the Closing, to the extent relating to the Excluded Assets, the Retained Liabilities or the Excluded Businesses, including, with respect to the foregoing (A) and (B), (a) ideas and concepts for existing products, processes and services; (b) specifications for products, Equipment and processes; (c) manufacturing and performance specifications and procedures; (d) engineering drawings and graphs; (e) technical, research and engineering data; (f) formulations and material specifications; (g) laboratory studies and benchmark tests; (h) service and operation manuals; (i) quality assurance policies, procedures and specifications; (j) evaluation and/or validation studies; (k) pending patent applications; (l) all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; and (m) business information, including marketing and development plans, forecasts, research and development agreements, and customer and vendor information (except to the extent that such Information can be shown to have been (1) in the public domain through no fault of such party or its Affiliates (including, in the case of APD, any of the Retained Subsidiaries or, in the case of Buyer, any of its Subsidiaries (including the Transferred PMD Companies)) or (2) lawfully acquired from other sources by the party (or its Affiliates (including the Transferred PMD Companies)) to which it was furnished; provided, however, that in the case of (2) that such sources did not provide such Information in breach of any confidentiality or other legal obligations). Notwithstanding the foregoing, nothing herein shall prevent APD or its Subsidiaries or Affiliates or their respective Representatives from disclosing or using any Confidential Information to the extent solely used or held for use in any Excluded Business or solely related to any Retained Liability and nothing herein shall prevent Buyer or its Subsidiaries or Affiliates or their respective Representatives from, following the Closing, disclosing or using any Confidential Information to the extent solely used or held for use in the PMD Business or solely related to any PMD Asset, any Assumed Liability or any of the Transferred PMD Companies.

(b) Notwithstanding anything to the contrary set forth herein, (i) APD and its Affiliates, on the one hand, and Buyer and its Affiliates (including the Transferred PMD Companies), on the other hand, shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information and (ii) confidentiality obligations provided for in any agreement between APD or any of its Affiliates, or Buyer or any of its Affiliates (including the Transferred PMD Companies), on the one hand, and any employee of APD or any of its Affiliates (or, prior to the Closing Date, any of the Transferred PMD Companies), or Buyer or any of its Affiliates (including, after the Closing Date, the Transferred PMD Companies), on the other hand shall remain in full force and effect. Confidential Information of APD and its Affiliates, on the one hand, or the Transferred PMD Companies, on the other hand, in the possession of and used by the other as of the Closing Date may continue to be used by APD or its Affiliates, or Buyer or its Affiliates (including the Transferred PMD Companies), as the case may be, as reasonably required for its tax, accounting, compliance and other administrative purposes, so long as the Confidential Information is maintained in confidence and not disclosed in violation of this Agreement. Such continued right to use may not be transferred to any third party (other than an Affiliate of a party hereto) unless the third party purchases all or substantially all of the business and Assets in one transaction or in a series of related transactions for which or in which the relevant Confidential Information is used or employed.

(c) Notwithstanding the foregoing in this Section 5.13, to the extent that a Related Agreement provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 5.13, then the applicable provisions contained in such Related Agreement shall control with respect thereto.

Section 5.14 Pre-Closing Employment Transfers. Without Buyer’s request and consent, APD or an Affiliate of APD (including a PMD Asset Seller) may not cause a Current Business Employee to be transferred from APD or an Affiliate of APD (including a PMD Asset Seller) to a Transferred PMD Company.

Section 5.15 Certain Notice and Consultation Jurisdictions.

(a) Under French labor Laws, (i) the works’ council(s) of APD’s Affiliate(s) in France (“APD France”) will need to be informed and consulted with respect to the proposed sale of the PMD Business to the extent it is conducted in France (the “French Business”) and (ii) under Dutch labor Laws, the works’ council of APD’s Affiliate in the Netherlands (“APD Netherlands”) and the trade unions and the Dutch Social Economic Council will need to be informed and consulted with respect to the proposed sale of the PMD Business as it is conducted in the Netherlands (the “Dutch Business”). Notwithstanding anything to the contrary in this Agreement (1) unless and until APD has executed and delivered to Buyer the France Acceptance Notice, the French Business will not be considered part of the acquired PMD Assets for the purpose of this Agreement and (2) unless and until APD has executed and delivered to Buyer the Dutch Acceptance Notice, the Dutch Business will not be considered part of the sale of the PMD Business for purposes of this Agreement, and, if no such Dutch Acceptance Notice is delivered, the Closing Purchase Price shall be reduced by the Dutch Purchase Price.

(b) On the terms and conditions set forth in the offer letter attached as Schedule Q hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), Buyer has irrevocably offered to consummate the transaction in France as contemplated by this Agreement and to have the provisions of this Agreement apply following completion of the consultation process described in Section 5.15(a)(i). Subject to acceptance of the French Offer by APD following completion of the consultation process described in Section 5.15(a)(i), and upon delivery to Buyer of the executed acceptance notice attached as Schedule 2 to the French Offer Letter (the “France Acceptance Notice”), this Agreement shall apply to the French Business.

(c) On the terms and conditions set forth in the offer letter attached as Schedule Q hereto (the “Dutch Offer Letter” and the offer set forth therein, the “Dutch Offer”), including the price specified in the applicable local purchase agreement (the “Dutch Purchase Price”), Buyer has irrevocably offered to acquire the Dutch Business and to have the provisions of this Agreement apply to such Dutch Business following completion of the consultation process described in Section 5.15(a)(ii). Subject to acceptance of the Dutch Offer by APD following completion of the consultation process described in Section 5.15(a)(ii) and upon delivery to Buyer of the executed acceptance notice attached as Exhibit C to the Dutch Offer Letter (the “Dutch Acceptance Notice”), this Agreement shall apply to the Dutch Business and shall be included in the acquired PMD Assets.

(d) APD and Buyer shall reasonably cooperate with each other and any relevant Affiliates in connection with the applicable consultation processes described in this Section 5.15, including (i) Buyer timely providing any required information relating to Buyer, the expected consequences for persons working with the Dutch Business and the measures envisaged by Buyer for dealing with such consequences, or as otherwise reasonably requested by APD in respect of or for the purpose of such consultation processes and (ii) APD keeping Buyer informed of the status of such consultation and any material developments so far as they relate to APD France or APD Netherlands. Without Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, APD shall not (and shall cause APD

France and APD Netherlands not to) enter into any agreement with, or make any material commitment to, the relevant works council and trade union which would bind or impose any obligation on the Buyer, or its Affiliates after the Closing; provided; however; for the avoidance of doubt, that Buyer’s consent shall not be required with respect to any matter affecting only employees of APD who are not Business Employees or any immaterial matters. If, as a result of any such consultation processes, changes to this Agreement, any Related Agreement, any Other Transaction Document or the applicable local purchase agreement, or further arrangements in connection with the Sale, are considered necessary by APD, APD shall negotiate in good faith with Buyer on such changes (if any and without an obligation for the Buyer or any of its Affiliates to accept such changes) to this Agreement, any Related Agreement, any Other Transaction Document or the applicable local purchase agreement, or further arrangements (if any) that are appropriate, in accordance with the terms and conditions set forth in the French Offer Letter and/or Dutch Offer Letter (as applicable).

(e) APD and Buyer shall reasonably cooperate in connection with any notification to, or any consultation with, employees of APD or its Affiliates who are not included in or covered by the notice and consultation processes referred to in Section 5.15(d) and who might be affected by the transactions contemplated by this Agreement, and such employees’ employee representative bodies, labor boards and relevant government agencies, whether required by Law or otherwise undertaken by APD or its Affiliates. Buyer shall timely provide APD and its relevant Affiliates any information reasonably required or reasonably requested by APD relating to Buyer and its plans for employees in connection with any such notification or consultation.

Section 5.16 Current Business Employees Covered by Transfer Regulations.

(a) APD and Buyer acknowledge that certain transactions contemplated by this Agreement will constitute a relevant transfer for the purposes of the applicable Transfer Regulation and agree to use their reasonable best efforts to ensure that all objections and acceptance periods under the Transfer Regulations lapse before Closing. Accordingly, on the Closing the employment and the contracts of employment of all Automatically Transferring Employees will transfer to a Transferred PMD Company, PMD Asset Buyer or other Affiliate of Buyer in accordance with the Transfer Regulation and shall take effect as if originally made between such entity and the Automatically Transferring Employee, subject to Section 5.16(d) below.

(b) Buyer and its Affiliates and APD and its Affiliates each agree to cooperate and to coordinate in an organized manner the satisfaction of any relevant obligations under the Transfer Regulation, including obligations regarding information, notice, and consultation processes required by Law or by any agreement with a works council, trade union or any other collective bargaining or labor representative. Buyer shall and shall cause its Affiliates to provide such information and assistance as APD reasonably requests to enable APD to meet its obligations regarding information and consultation without undue delay. Accordingly, APD and its Affiliates will give the Buyer and its Affiliates supervised pre-Closing access to the Current Business Employees (and Transferred PMD Companies, as necessary) as Buyer may reasonably request for this purpose. APD and its Affiliates may not issue communications regarding post-Closing terms and conditions of employment to relevant Automatically

Transferring Employees, or agree to provide any new terms and conditions of employment, whether through the information and consultation process or otherwise, without Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(c) If it is found or alleged that the employment of any individual employed by or on behalf of APD, other than an Automatically Transferring Employee, has transferred to any Buyer or its Affiliates under the Transfer Regulation, then:

(i) the Buyer or its Affiliate shall promptly notify APD of this fact;

(ii) within 10 days of APD having received such notification, APD shall offer the individual immediate employment on his or her pre-transfer terms and conditions;

(iii) if the individual does not accept that offer within 10 days of it being made, or if no such offer is made, Buyer or its Affiliates may dismiss him or her with immediate effect; and

(iv) APD will indemnify the Buyer and its Affiliates from any pay and benefits due and paid by Buyer or its Affiliate to such individual and any statutory or contractual redundancy, notice, severance payments or other Losses arising solely in relation to the employment of that individual or their termination. The indemnity in this Section 5.16(c) is (A) subject to any such termination taking place as soon as reasonably practicable following such individual’s failure to accept an offer from APD or its Affiliate; (B) conditional upon Buyer or its Affiliate taking all reasonably practicable steps to limit or otherwise mitigate such Losses, and (C) excludes any Losses arising from any act or omission of Buyer, its Affiliates and their officer, agents and employees other than to give effect to a termination in accordance with this Section 5.16(c).

(d) APD or its Affiliates shall promptly inform the Buyer or its Affiliates of any notices of objection received from any Automatically Transferring Employee with respect to the transfer of their employment relationship to a PMD Asset Buyer, Transferred PMD Company or an Affiliate thereof or otherwise of any claims that such employee’s employment has ended by or in consequence of such proposed transfer. If any such Automatically Transferring Employee objects to the transfer of their employment relationship to a PMD Asset Buyer, a Transferred PMD Company or an Affiliate thereof, or if such Automatically Transferring Employee otherwise claims that their employment has ended, by or in consequence of such proposed transfer, any pay and benefits due to such individual between the Closing Date and the termination of such individual’s employment and any statutory or contractual redundancy, notice, severance payments or other Losses arising from or in relation to such person’s employment during this period or their termination (except for any Liabilities related to Beckmann/Martin Rights, which for the avoidance of doubt, are Retained Liabilities) shall be shared equally (50%/50%) by APD and Buyer, unless and to the extent such objection is due to the failure of Buyer or its Affiliates to comply with any relevant Transfer Regulation in respect to such individual, in which event the payments and Liabilities set out in this Section 5.16(d) will become Assumed Liabilities.

Section 5.17 Other Current Business Employees. Except for Current Business Employees covered under Section 5.16 or Section 5.19, the following shall apply:

(a) For Current Business Employees, who are not based in the U.S. and who are employed by a Transferred PMD Company immediately prior to Closing, such employees: (i) shall continue employment with the applicable Transferred PMD Company after the Closing, (ii) shall continue receiving the same terms and conditions of employment as in effect immediately prior to the Closing; provided that such employees will not be offered equity compensation and will not be offered a defined benefit pension plan unless required by applicable Law. For Current Business Employees, who are not based in the U.S. and are not employed by a Transferred PMD Company as of immediately prior to Closing, such employees shall be offered employment by Buyer, a Transferred PMD Company or an Affiliate of Buyer on the following terms for a period of twelve (12) months following the Closing, provided such offer is accepted pre-Closing: (i) base salary that is the same as disclosed and provided by APD as of the date hereof; (ii) incentive compensation and employee benefit plans that are no less favorable in the aggregate to the incentive compensation and employee benefit plans disclosed and provided by APD as of the date hereof (excluding equity compensation and defined benefit plan benefits). Notwithstanding the forgoing, for any such employee classified as grade 118 and above by APD as of the date hereof, Buyer’s offer shall include, for a period of twelve (12) months, incentive compensation and employee benefit plans that are no less favorable in the aggregate to the incentive compensation and employee benefit plans disclosed and provided by APD as of the date hereof (excluding defined benefit plan benefits but including the equivalent value of equity compensation grants).

(b) For Current Business Employees, who are based in the U.S. and who are not subject to a Labor Contract, such employees shall receive or be offered, as the case may be, for a period of twelve (12) months after the Closing Date, provided such offer is accepted pre-Closing: (i) base salary that is the same as disclosed and provided by APD as of the date hereof; (ii) incentive compensation and employee benefit plans that are no less favorable in the aggregate to the incentive compensation and employee benefit plans disclosed and provided by APD as of the date hereof (excluding equity compensation and defined benefit plan benefits). Notwithstanding the forgoing, for any such employee classified as grade 118 and above by APD as of the date hereof, Buyer’s offer shall include, for a period of twelve (12) months, incentive compensation and employee benefit plans that are no less favorable in the aggregate to the incentive compensation and employee benefit plans disclosed and provided by APD as of the date hereof (excluding defined benefit plan benefits but including the equivalent value of equity compensation grants). If a Leave Employee is able to return to work and actually presents himself to Buyer or an Affiliate for work within six (6) months after the Closing Date, such Leave Employee shall be offered employment by Buyer or an Affiliate of Buyer on the terms required by this Section 5.17(b) applicable to Current Business Employees. APD shall transfer the employment of any Leave Employee to an Affiliate of APD that is not a Transferred PMD Company immediately prior to Closing, if necessary. For Current Business Employees who are based in the U.S. and who are subject to a Labor Contract, the employment terms and conditions of the Labor Contract will apply. Buyer agrees to assume the collective bargaining agreement at the Calvert City location and any and all Liabilities thereunder whether arising before, on or after the Closing; provided, however, that APD, or its applicable Subsidiary, shall engage in effects bargaining with the union at the Calvert City location and shall use its reasonable best efforts to obtain union confirmation that APD, or its applicable Subsidiary, will retain all Liabilities related to post-retirement welfare benefits for all Current Business Employees covered under the Labor Contract at the Calvert City location who are or may become eligible for post-retirement welfare benefits under such Labor Contract (giving credit for service with Buyer or its Affiliates when determining eligibility); provided, further, that nothing in this Section 5.17(b) shall limit or condition the obligation of Buyer to assume the Labor Contract at the Calvert City location.

(c) If any Current Business Employee, who is outside the U.S. and covered under this Section 5.17, becomes entitled to severance or notice payments or obligations as a result of the transactions contemplated by this Agreement under any applicable Law, Business Plan or individual agreement on or in connection with the Closing, then: (i) APD shall fully accrue any such severance or notice Liabilities as required by the Accounting Principles and (ii) APD and Buyer shall share such payments and obligations equally (50%/50%) for amounts due that are greater than the amounts accrued, unless and to the extent such Liabilities or attorneys’ fees are due to Buyer’s or its Affiliates’ failure to comply with their obligations under Section 5.17(a) or their obligation to make an offer of employment to each U.S. Current Business Employee. APD and Buyer agree that, provided Buyer makes offers of employment to each U.S. Current Business Employee, no U.S. Current Business Employee shall be entitled to severance solely as a result of this Agreement. With respect to Current Business Employees covered under this Section 5.17, APD shall, and shall cause their respective Affiliates to, comply with any of its respective obligations regarding information and consultation processes required by Law or by any agreement with a works council, trade union or any other collective bargaining or labor representative. The Buyer agrees to cooperate regarding any such information and consultation process and shall cause its Affiliates to provide such information and assistance as APD reasonably requests without undue delay. APD may not provide any such Current Business Employee with any communications regarding post-Closing terms and conditions of employment without consent of Buyer, which consent will not be unreasonable withheld, delayed or conditioned. Unless required by Law, APD and its Affiliates may not agree to provide any new terms and conditions of employment through the information and consultation process without consent of Buyer, which consent will not be unreasonably withheld, delayed or conditioned.

Section 5.18 Special Compensation and Benefit Plan Provisions.

(a) Current Business Employees who are: (i) Automatically Transferring Employees who do not object to employment with Buyer or any of its Affiliates and become employed by Buyer or any of its Affiliates; (ii) employed by a Transferred PMD Company; and (iii) offered employment by Buyer or its Affiliates and accept such offer of employment and become employed by Buyer or any of its Affiliates shall be referred to as “Acquired Employees.”

(b) No Acquired Employee shall have any right to defined benefit type pension or retirement scheme unless required under applicable Law or a Labor Contract.

(c) Buyer shall, or shall cause its Affiliates to, recognize, honor or otherwise credit all unused vacation or paid time off earned by or otherwise accrued in respect of each Acquired Employee as of the Closing Date, to the extent permitted by Law and to the extent such unused vacation or paid time-off has been reflected in the determination of Indebtedness.

(d) The following shall apply with respect to certain Business Plan transfers:

(i) Netherlands: With respect to Business Employees that are located in the Netherlands, the following shall occur:

(1) The Buyer or an Affiliate of Buyer shall provide a new defined benefit pension plan with the same benefits and plan design as in place for such Acquired Employees on the Closing Date for Acquired Employees in the Netherlands.

(2) APD or an Affiliate of APD shall retain all Liabilities with respect to defined benefit plan benefits for Business Employees located in the Netherlands and no transfer of assets or Liabilities in relation to APD’s defined benefit plan in the Netherlands shall occur.

(3) With respect to its new defined benefit plan in the Netherlands, Buyer or its Affiliate shall undertake to make employees whole for the accrued service with APD. Buyer shall calculate the value of the Projected Benefit Obligation at Closing with respect to the Acquired Employees and deduct the Accrued Benefit Obligation at Closing with respect to Acquired Employees from the Projected Benefit Obligation at Closing. The difference between these two values shall be an Assumed Benefit Obligation. Such Projected Benefit Obligation and Accrued Benefit Obligation shall be determined using Current Actuarial Assumptions and Methods for such Netherlands defined benefit plan.

(ii) Germany: APD shall determine the Projected Benefit Obligation in respect of the defined benefit pension benefits of the Acquired Employees located in Germany on the Closing Date. Such Projected Benefit Obligation shall be determined using the Current Actuarial Assumptions and Methods for such German defined benefit plan. The difference between such Projected Benefit Obligation and the Transferred DB Plan Assets shall be an Assumed Benefit Obligation.

(iii) Japan, Italy and Korea: APD shall determine the Projected Benefit Obligation for any retirement or severance allowance or indemnity (to the extent related to service for periods prior to the Closing and payable upon a voluntary termination or separation), whether arising under applicable Law or under a Business Plan, for all Current Business Employees located in Japan, Italy and Korea using Current Actuarial Assumptions and Methods used for such purposes by APD and the Accounting Principles. For Acquired Employees, such Projected Benefit Obligation shall be an Assumed Benefit Obligation. For Current Business Employees that do not become Acquired Employees or that choose to receive a payment of such benefits under applicable Law, APD shall retain all such obligations or pay them, as the case may be.

(iv) United Kingdom: If any Transferred PMD Company has Liabilities which arise under Section 75 or Section 75A of the Pensions Act 1995 (such Liabilities being, for the avoidance of doubt, Retained Liabilities), between the date hereof and the Closing Date, or (if that is not practicable) as soon as practicable thereafter, APD will use reasonable best efforts to cause APD and its Affiliates and following the Closing Date and provided that the terms of the relevant arrangement are acceptable to Buyer, Buyer will use reasonable best efforts to cause the relevant Transferred PMD Company, to enter into a scheme apportionment arrangement or a flexible apportionment arrangement as provided for under Regulation 6B or 6E of the Occupational Pension Schemes (Employer Debt) Regulations 2005 (“Debt Regulations”) pursuant to which APD or its Affiliates (excluding the Transferred PMD Companies) assume responsibility for all the relevant Transferred PMD Company’s Liabilities under Section 75 or Section 75A of the Pensions Act 1995 and the Debt Regulations.

(v) For the purposes of this Section 5.18(d), “Projected Benefit Obligation” and “Accrued Benefit Obligation” shall have the meaning provided under GAAP. “Current Actuarial Assumptions and Methods” shall mean the current assumptions and methods used to determine benefits and liabilities under the applicable Business Plan or statutory fund as of the last day of the last plan year.

(e) Neither APD nor Buyer shall offer to any Current Business Employee any additional compensation as an inducement to become an Acquired Employee (a “Transition Bonus”) unless mutually agreed upon by APD and Buyer in good faith. APD and Buyer shall share any Transition Bonus equally (50%/50%).

(f) For Acquired Employees, APD or its Affiliate shall make full payment (or pro rata, if the Closing occurs prior to September 30, 2016), based on actual performance of all bonus and incentives for the fiscal year ending September 30, 2016 at the time set forth in the applicable plan and in accordance with past practice. If the Closing occurs after September 30, 2016, APD shall make pro rata payments of all bonus and incentives under the APD Annual Incentive Plan or other bonus and incentive plans as of the Closing Date for the period between October 1, 2016 and the Closing Date. Such pro rata payment shall be made at target as determined under the relevant plan or scheme. APD shall retain all liabilities with respect to any retention or change of control bonuses provided under any employment or similar agreement entered into prior to the Closing Date.

(g) Nothing in this Article V shall be construed to prevent the termination of any Acquired Employee following the Closing Date.

(h) With respect to Acquired Employees who are employed in the U.S. (“U.S. Acquired Employee”), the following provisions shall apply:

(i) The U.S. Acquired Employees will be eligible to participate in the benefit and compensation plans, policies and arrangements of Buyer or its applicable Affiliates (the “Buyer Benefit Plans”) effective as of end of the period specified in the Transition Services Agreement. From and after the end of the period specified in the Transition Services Agreement, Buyer shall cause each Buyer Benefit Plan in which U.S. Acquired Employees are or will become eligible to participate, to credit for purposes of eligibility to participate, vesting and (except with respect to defined benefit pension, retiree welfare benefit plans and Buyer service award plans) benefit accrual, the service of such employees with APD or its Affiliates (including the Transferred PMD Companies) prior to the Closing Date as if such service were with Buyer or its Affiliates, to the same extent as such service was credited for such purpose by APD or its Affiliates prior to the Closing Date; provided that no such service credit will be required to the extent it would result in a duplication of benefits or to the extent APD has not provided reasonably requested information to credit such service. Buyer shall use its commercial best efforts to cause each such Buyer Benefit Plan in which U.S. Acquired Employees are or will become eligible to participate to (A) waive any preexisting condition limitations to the extent such conditions would have been covered under an analogous benefit plan that was applicable to such U.S. Acquired Employee (or his or her eligible dependents) immediately prior to the Closing Date, (B) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such U.S. Acquired Employee (or his or her eligible dependents) on or after the Closing Date, to the extent such U.S. Acquired Employee (or his or her eligible dependents) had satisfied any similar limitation or requirement under an analogous benefit plan that was applicable to such U.S. Acquired Employee immediately prior to the Closing Date and (C) recognize under such Buyer Benefit Plan, for the plan year that includes the Closing Date, any co-payments, deductible payments and similar payments or expenses incurred by the U.S. Acquired Employees under any analogous benefit plan that was applicable to such U.S. Acquired Employee (or his or her eligible dependents) during the plan year that includes the Closing Date.

(ii) Except as expressly provided in this Agreement or the Transition Services Agreement, APD shall cause each U.S. Acquired Employee to cease participating in and accruing additional benefits or service credit under any Business Plan that is not a Transferred Business Plan or a Foreign Transferred Business Plan. Effective as of the Closing Date, APD shall cause the Transferred PMD Companies to cease to be participating employers in any Business Plan that is not a Transferred Business Plan or a Foreign Transferred Business Plan.

(iii) U.S. Acquired Employees shall, as soon as administratively practicable on or following the Closing Date, become eligible to participate in a U.S. tax-qualified defined contribution plan sponsored by Buyer or one of its Affiliates (“Buyer’s 401(k) Plan”). As of the Closing Date, APD shall fully vest the applicable U.S. Acquired Employees in their account balances under the applicable U.S. tax-qualified defined contribution plans sponsored by APD or its Affiliates (collectively, the “Seller’s 401(k) Plans”) and under the applicable U.S. tax-qualified defined benefit plans sponsored by APD or its Affiliates (collectively the “Seller’s DB Plans”). Buyer agrees that Buyer’s 401(k) Plan will accept rollovers of the account balances of U.S. Acquired Employees (including participant loan promissory notes, subject to the following sentence) from Seller’s 401(k) Plans. With respect to the rollover of participant loans,

APD will take such actions as are reasonably necessary to ensure that such rollover loans will not default as a result of the transaction, and APD and Buyer will accommodate the loan rollover process for loans which, as of the date of the rollover, are not in default; provided, however, that any such rollover shall not include any securities of APD or its Affiliates and shall be subject to such administrative rules and procedures as may be mutually agreeable, the terms of the plans and receipt of a timely participant election.

(iv) APD or its Affiliate shall retain all liability to provide continuing health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) with respect to any “qualifying event” that occurs on or prior to the Closing Date, including with respect to any “M&A Qualified Beneficiaries” each as such term is defined under COBRA. As soon as practicable following the Closing Date, Buyer or its Affiliate shall assume that portion of the cafeteria plan sponsored by APD that meets the requirements of Section 125 of the Code (“APD Cafeteria Plan”) that relates to the provision of medical expense reimbursement account benefits and dependent care expense reimbursement account benefits for U.S. Acquired Employees upon the Closing Date or such other date agreed in the Transition Services Agreement (“Cafeteria Plan Transfer Date”). Within a reasonable time following the Closing Date, if amounts contributed to the APD Cafeteria Plan for U.S. Acquired Employees exceed reimbursed claims under such accounts as of the Cafeteria Plan Transfer Date, APD shall make a cash payment equal to such excess amount to a cafeteria plan that meets the requirements of Section 125 of the Code sponsored by Buyer or its Affiliate. If reimbursed claims under the APD Cafeteria Plan for U.S. Acquired Employees exceed amounts contributed to the APD Cafeteria Plan as of the Cafeteria Plan Transfer Date, Buyer or its Affiliate shall make a cash payment to APD equal to such excess amount within a reasonable time following the last date on which a U.S. Acquired Employee could submit a claim for reimbursement. Buyer agrees to process and honor, or cause its Affiliate to process and honor, all elections and eligible medical and dependent care expenses incurred before and following the Cafeteria Plan Transfer Date and to continue such medical expense and dependent care expense reimbursement accounts through the end of the calendar year for those U.S. Acquired Employees participating in the APD Cafeteria Plan immediately prior to the Cafeteria Plan Transfer Date.

(v) Buyer shall, or shall cause its Affiliates to, provide severance benefits to any U.S. Acquired Employee whose employment is terminated during the one-year period immediately following the Closing Date, in an amount that is at least equal to the severance benefits provided under the Buyer Corporation Severance Pay Plan.

Section 5.19 Non-EU Small Jurisdictions. For Current Business employees in India, the United Arab Emirates and Hong Kong, Buyer or an Affiliate of Buyer shall offer terms and conditions of employment as required under applicable Law or in the alternative, substantially the same terms and conditions of employment as provided by Buyer to similarly-situated Buyer employees in the applicable jurisdiction.

Section 5.20 Employment Cooperation and Third Party Beneficiaries.

(a) Buyer and APD shall use reasonable efforts to cooperate with each other to effectuate the provisions set forth in this Article V relating to the transfer of the Current Business Employees and the transfer of employment related Assets and Liabilities that are Acquired PMD Assets and Assumed Benefit Obligations, including by using reasonable efforts to cooperate to (i) exchange information related to the Current Business Employees and their dependents and beneficiaries, including employment records and benefits information, (ii) establish mirror employee benefit plans and related trusts to be maintained by Buyer or its Affiliates (including the Transferred PMD Companies) following the Closing Date to the extent required by the terms of this Agreement and (iii) encourage Current Business Employees to become Acquired Employees (although, for the avoidance of doubt, this provision shall not require Buyer to offer or continue to operate any particular policies or contractual terms in relation to such Current Business Employees).

(b) APD shall provide an updated Section 3.12(a) to the Seller’s Disclosure Schedule and updated Section 3.12(c) to the Seller’s Disclosure Schedule, updated to include employee names and birthdates (to the extent permitted by Law) and accrued vacation entitlement, and for any accruals or employment, or other changes at least forty-five (45) days prior to the Closing Date.

(c) Buyer and APD acknowledge and agree that all provisions contained in this Article V are included for the sole benefit of Buyer and APD and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Buyer or Seller or their respective Affiliates, or any dependent or beneficiary thereof, or (iii) otherwise obligate Buyer or APD or any of their respective Affiliates to maintain any particular employee benefit plan or retain the employment of any particular employee following the Closing Date.

Section 5.21 Compliance with WARN Act and Similar Statutes.

(a) Prior to the Closing, APD shall cause each Transferred PMD Company and the PMD Asset Sellers and any other APD Affiliate (in respect of the PMD Business) to fully comply with the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee covered by this Agreement. On or before the Closing Date, APD shall provide a list of the name and site of employment of any Business Employees who, within ninety (90) days prior to the Closing Date, have been terminated or who have experienced, or would, if a layoff or hours reduction continued for six (6) months, experience, an employment loss or layoff – as defined by the WARN Act. APD shall update this list up to and including the Closing Date (“Employment Loss Update”). APD agrees to, and shall cause its Subsidiaries to, indemnify, defend and hold harmless Buyer and its Affiliates (including the Transferred PMD Companies) from and against any and all Losses which Buyer and its Affiliates may incur in connection with any Action or claim of violation brought against Buyer or its Affiliates under the WARN Act to the extent related to materially inaccurate information provided by APD in the Employment Loss Update.

(b) For ninety (90) days following the Closing Date, Buyer and its Subsidiaries shall not engage in any conduct which would result in an employment loss or layoff under the WARN Act for a sufficient number of employees of Buyer and its Subsidiaries which, if aggregated with any such conduct of APD or its Affiliates prior to the Closing Date, would trigger any notice obligations under the WARN Act; provided, that Buyer shall be entitled to rely on the information provided by APD. Except for Losses for which APD is required to indemnify Buyer under Section 5.21(a), Buyer agrees to, and shall cause its Subsidiaries to, indemnify, defend and hold harmless APD and the Retained Subsidiaries from and against any and all Losses which APD and the Retained Subsidiaries may incur in connection with any Action or claim of violation brought against APD and any of the Retained Subsidiaries under the WARN Act to the extent related to actions taken by Buyer or any of its Subsidiaries following the Closing Date with regard to any site of employment of the Transferred PMD Companies or their Subsidiaries or any of their operating units within any site of employment of the PMD Business.

Section 5.22 Mail and Other Communications; Accounts.

(a) After the Closing Date, each of APD and its Subsidiaries and Buyer and its Subsidiaries may receive mail, packages and other communications (including electronic communications) properly belonging to the other (or the other’s Subsidiaries). Accordingly, at all times after the Closing Date, each of APD and Buyer authorizes the other and their respective Subsidiaries to receive and open all mail, packages and other communications received by it and not unambiguously intended for the other party (or its Subsidiaries) or any of the other party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the PMD Business (in the case of receipt by Buyer and its Subsidiaries) or the Excluded Businesses (in the case of receipt by APD and its Subsidiaries), or to the extent that they do not relate to the PMD Business (in the case of receipt by Buyer and its Subsidiaries) or the Excluded Businesses (in the case of receipt by APD and its Subsidiaries), the receiving party shall promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages or other communications (or, in case the same relate to both the PMD Business and the Excluded Businesses, copies thereof) to the other party. The provisions of this Section 5.22 are not intended to, and shall not be deemed to, constitute an authorization by either APD or Buyer to permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes.

(b) All payments and reimbursements received by APD or its Subsidiaries in connection with or arising out of the PMD Business, the PMD Assets or the Assumed Liabilities after the Closing shall be held by such Person in trust for the benefit of Buyer and, immediately upon receipt by such Person of any such payment or reimbursement, such Person shall pay over to Buyer the amount of such payment or reimbursement, without right of set off.

(c) All payments and reimbursements received by Buyer or its Subsidiaries in connection with or arising out of the Excluded Assets, Retained Liabilities or Excluded Businesses, after the Closing shall be held by such Person in trust for the benefit of APD and, immediately upon receipt by such Person of any such payment or reimbursement such Person shall pay over to APD the amount of such payment or reimbursement without right of set off.

Section 5.23 Shared Contracts.

(a) With respect to Shared Contractual Liabilities pursuant to, under or relating to a given Shared Contract, such Shared Contractual Liabilities shall, unless otherwise allocated pursuant to this Agreement, a Local Purchase Agreement or a Related Agreement, be allocated between APD and Buyer as follows:

(i) If a Liability is incurred exclusively in respect of the PMD Business or the Excluded Businesses, such Liability shall be allocated to Buyer (in respect of the PMD Business) or APD (in respect of the Excluded Businesses);

(ii) If a Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to APD or Buyer, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract remaining as of the Closing Date, measured as of the date of the allocation) by the PMD Business or the Excluded Business under the relevant Shared Contract. Notwithstanding the foregoing, each of APD and Buyer shall be responsible for any or all Liabilities arising from its (or its Subsidiary’s) breach of the relevant Shared Contract to which this Section 5.23 otherwise pertains.

(b) If APD or any Retained Subsidiary, on the one hand, or Buyer or any of its Subsidiaries (including the Transferred PMD Companies), on the other hand, receives any benefit or payment which under any Shared Contract which was intended for the other, APD and Buyer will, and will cause their respective Subsidiaries to, deliver such benefit or payment to the other party.

(c) Notwithstanding anything to the contrary herein, the parties agree that the Shared Contracts listed on Section 5.23(c)(i) of the Seller’s Disclosure Schedule shall not be deemed to be PMD Assets hereunder (the “Excluded Shared Contracts”). Without limiting the foregoing, the parties have determined that it is advisable that certain Shared Contracts, which are identified on Section 5.23(c)(ii) of the Seller’s Disclosure Schedule, be separated into separate Contracts between the appropriate third party and either the Excluded Businesses or the PMD Business. From the date hereof until the date that is eighteen (18) months following the Closing Date, the parties hereto shall use their respective commercially reasonable efforts to enter into or to grant, and to cause each third-party counterparty to each Shared Contract identified on Section 5.23(c)(ii) of the Seller’s Disclosure Schedule to enter into or to grant, any such new agreements or consents as are reasonably necessary to permit APD and its Affiliates or Buyer and its Affiliates, as applicable, to derive the benefits, and assume the obligations and economic burdens, with respect to each Shared Contract identified on Section 5.23(c)(ii) of the Seller’s Disclosure Schedule on an independent basis following the Closing; provided, however, that neither APD, Buyer nor any of their respective Affiliates shall be required to offer or grant any financial or non-financial accommodation in connection therewith. If, on the Closing Date, any such third party agreement or consent is not obtained, APD and Buyer shall, and APD shall cause the other Sellers to, cooperate in a mutually acceptable arrangement under which Sellers and their respective Affiliates or Buyer and its Affiliates, as applicable, would in compliance with Law, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of each Shared Contract identified on Section 5.23(c)(ii) of the Seller’s Disclosure Schedule, including by means of subcontracting, sublicensing or subleasing arrangements, or enforcement by the party to such Shared Contract for the benefit (and at the expense) of the other party or its Affiliates (as applicable) that is an intended beneficiary thereof pursuant to this Section 5.23.

(d) As used in this Section 5.23, Buyer’s Subsidiaries shall include the Transferred PMD Companies.

Section 5.24 Obligations Regarding Non-Assignable Assets and Delayed PMD Assets.

(a) Notwithstanding anything else in this Agreement to the contrary, unless and until such consent, approval or amendment described below is no longer required or has been obtained, this Agreement, the Related Agreements, the Other Transaction Documents and the Local Purchase Agreements shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer at the Closing any PMD Asset, any Transferred PMD Company or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval from any Person (including consents and approvals of Governmental Authorities) to assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof is required but has not been obtained as of the Closing Date (such Asset, a “Delayed PMD Asset”); provided, however, that to the extent not inconsistent with the terms of any Delayed PMD Asset or applicable Law, the parties shall treat Buyer as the owner thereof for Tax purposes as of the Closing Date; provided, further, that except as otherwise expressly provided herein, neither APD or any of its Affiliates nor Buyer or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party. Without limiting the generality of Section 5.3 and Section 5.4, APD and Buyer shall use, and cause each of their Subsidiaries to use, commercially reasonable efforts to obtain any such consent, approval or amendment, including after the Closing Date. Upon obtaining the requisite consents or approvals, such Delayed PMD Asset shall be transferred and assigned to Buyer hereunder without additional consideration therefor.

(b) In the event and to the extent that, prior to the Closing, APD or any Retained Subsidiary is unable to obtain a consent, approval or amendment required to assign, license, sublicense, lease, sublease, convey or transfer any Delayed PMD Asset to Buyer, then following the Closing, APD shall, and shall cause the Retained Subsidiaries to, use commercially reasonable efforts to (i) continue to hold, and to the extent required by the terms applicable to such Delayed PMD Asset, operate such Delayed PMD Asset in all material respects in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by this Agreement and (ii) cooperate in any arrangement, reasonable and lawful as to APD and Buyer, designed to provide to Buyer or its Subsidiaries the benefits arising under such Delayed PMD Asset, including accepting such reasonable direction as Buyer shall request of APD; provided, however, that the costs and expenses incurred by APD or its Affiliates in connection with the foregoing shall be borne solely by Buyer. APD shall, and shall cause the Retained Subsidiaries to, without further consideration therefor, pay and remit to Buyer promptly all monies, rights and other consideration received, net of any costs associated therewith, in respect of such performance. Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of APD or the Retained Subsidiaries in respect of such performance, and Buyer shall be responsible for all Assumed Liabilities related thereto and indemnify the APD Indemnified Parties for all Losses arising out of any actions (or omissions to act) of APD or any Retained Subsidiary arising out of such performance or taken at the direction of Buyer or any of its Subsidiaries.

(c) Without limiting the foregoing, Buyer and its Affiliates shall use their best efforts to obtain any consents, transfers, assignments, assumptions, waivers, or other legal instruments necessary to cause Buyer or its relevant Affiliate to be fully substituted for APD or any Seller of the PMD Assets on any Permits, Environmental Permits, financial assurance obligations or instruments, or other environmental approvals or filings associated with the PMD Assets. APD shall use its best efforts to provide necessary assistance or signatures to Buyer to achieve the purposes of this Section 5.24. Until such time as the relevant Permits and Environmental Permits have been transferred to Buyer or its Affiliates, Buyer or its relevant Affiliate(s) shall comply with all applicable Environmental Laws, Permits and Environmental Permits, including all reporting obligations and financial assurance obligations, that remain in APD’s name or the name of another Seller of PMD Assets and that relate to the PMD Business.

(d) Notwithstanding anything else set forth in this Section 5.24, neither APD nor any other of its Subsidiaries shall be required to take any action that may, in the good faith judgment of APD or such Subsidiary, (i) result in a violation of any obligation which APD or any such Subsidiary has to any third party or (ii) violate applicable Law.

(e) Buyer acknowledges that certain consents and approvals to the transactions contemplated by this Agreement may be required from certain third parties, and that such consents and approvals have not been and may not be obtained. Subject to APD’s and its Affiliates’ compliance with its obligations under this Agreement, Buyer agrees that APD and its Affiliates shall not have any liability whatsoever arising out of or relating to, the failure to obtain any consents or approvals that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under or acceleration or termination of any Contracts, Permits or Environmental Permits or other right or obligation, as a result thereof. Subject to APD’s and its Affiliates’ compliance with its obligations under this Agreement, Buyer further agrees that no representation, warranty, covenant or other obligation of APD contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to consummate the transactions contemplated by this Agreement shall be deemed not satisfied, as a result of the failure to obtain any such consent or approval or as a result of any such default, acceleration or termination.

Section 5.25 Directors and Officers.

(a) If the Closing occurs, Buyer shall and shall cause the Transferred PMD Companies to take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any current or former officers, directors, partners, members, managers or employees of the Transferred PMD Companies (collectively, the “PMD Indemnitees”), as provided in (i) the organizational documents of the Transferred PMD Companies in effect on the date of this Agreement or (ii) any agreement providing for indemnification by the Transferred PMD Companies of any of the PMD Indemnitees in effect on the date of this Agreement to which the Sellers or the Transferred PMD Companies are a party and set forth in Section 5.25(a) of the Seller’s Disclosure Schedules shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Transferred PMD Companies after the Closing.

(b) In the event that the Transferred PMD Companies or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Transferred PMD Companies or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 5.25, in each case to the extent such person could be indemnified by the company of which it was an officer, director, partner, member, manager or employee.

(c) The obligations of Buyer under this Section 5.25 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.25 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.25 applies shall be third party beneficiaries of this Section 5.25).

Section 5.26 Funding. Buyer hereby acknowledges and agrees that it shall, and shall cause its Affiliates to, take all actions necessary, proper or advisable to obtain all funding required to pay the Required Amount by no later than the date when Buyer would be required to effect the Closing pursuant to this Agreement. For the avoidance of doubt, if the funding required to pay the Required Amount has not been obtained, Buyer shall continue to be obligated to consummate the transactions contemplated by this Agreement and effect the Closing on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Article VII.

Section 5.27 Schedule Updates. If APD becomes aware of, or there occurs, after the date of this Agreement any fact or condition that renders any representation or warranty made by APD in Article III untrue, or if any fact or condition requires any change in the Seller’s Disclosure Schedule delivered to Buyer at the time of execution of this Agreement, APD will have the right to deliver to Buyer at or before the Closing a supplement to the Seller’s Disclosure Schedule specifying any needed change. Any such supplement to Seller’s Disclosure Schedule shall not be given effect for purposes of (i) the conditions set forth in Section 7.3(a) or (ii) the indemnification provisions under Section 8.4(a) herein.

Section 5.28 Local Purchase Agreements; Related Agreements.

(a) The parties hereto agree to enter into, and to cause each of their respective Subsidiaries to enter into, each of the Local Purchase Agreements, each of the Related Agreements and each of the Other Transaction Agreements to which it is contemplated to be a party at or prior to the Closing Date. To the extent there is a conflict between any of the provisions of this Agreement and any of the Related Agreements, the provisions of such Related Agreement shall control with respect to the subject matter thereof.

(b) From and after the Closing, APD and Buyer shall cause their respective Subsidiaries party to the Local Purchase Agreements to comply with such respective Subsidiaries’ obligations thereunder; provided that the foregoing obligations are subject to Section 5.24. Buyer and APD further agree to unconditionally guarantee their respective Subsidiaries’ obligations under this Agreement, the Local Purchase Agreements and the Related Agreements. APD and Buyer agree that such Local Purchase Agreements shall not expand or limit the rights and obligations of the Sellers, on the one hand, and Buyer and its applicable Subsidiaries party thereto, on the other hand, beyond those provided for in this Agreement, and that the Local Purchase Agreements shall not provide for any additional rights or obligations of the Sellers, Buyer or the applicable Subsidiaries of Buyer party thereto that are not provided for in this Agreement. APD and Buyer shall cooperate in the preparation of such Local Purchase Agreements, which shall be prepared substantially in the form attached hereto as Exhibit C with such changes as necessary to comply with applicable Law of such foreign jurisdiction. To the extent there is a conflict between any of the provisions of this Agreement and any Local Purchase Agreement, APD and Buyer acknowledge and agree that the provisions of this Agreement shall control and that, if necessary, APD and Buyer shall, and shall cause their respective Affiliates to, deliver such additional instruments as may be necessary to accomplish the foregoing.

Section 5.29 Specified Litigation. Without limiting Section 5.10, following the Closing Date, APD shall have exclusive authority and control over the investigation, prosecution, defense and appeal of the Existing APD Actions and all then pending or threatened Actions to the extent relating to or arising in connection with the Excluded Businesses, the Excluded Assets or the Retained Liabilities (other than the Existing APD Actions), including Actions involving the matters set forth on Section 5.29 of the Seller’s Disclosure Schedule (each, an “APD Action”), and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer; provided, however, that if both APD (or a Retained Subsidiary) and Buyer (or any of its Subsidiaries, including any Transferred PMD Company) are named as parties to any APD Action (a “Joint Action”), APD shall not settle such Joint Action without the written consent of Buyer (not to be unreasonably withheld) unless such settlement releases Buyer (or such of its Subsidiaries (including any Transferred PMD Companies) named as parties) in connection with such Joint Action and provides relief consisting solely of money damages borne by APD (or a Retained Subsidiary). Without APD’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Buyer and its Affiliates shall not communicate regarding any APD Action with any third party (other than Buyer’s or its Affiliates’ attorneys and auditors) or make any public statement about any APD Action, in each case except as required by Law or any Governmental Authority (subject to first consulting with, and considering in good faith the views of, APD to the extent legally permissible). As soon as practicable following the Closing, APD shall, and shall cause the Retained Subsidiaries to, use its commercially reasonable efforts to have Buyer, any Transferred PMD Company, any of their respective Subsidiaries and any Buyer Indemnified Parties removed as parties to any APD Action in which they are named parties as soon as is reasonably practicable. Notwithstanding the foregoing, the provisions of Article VI shall exclusively govern with respect to Tax-related matters.

Section 5.30 Insurance.

(a) From and after the Closing Date, the Transferred PMD Companies and the PMD Business shall cease to be insured by the Sellers or their respective Affiliates’ insurance policies or by any of their self-insured programs, and neither Buyer nor its Subsidiaries shall have any access, right, title or interest to or in any APD insurance policies (including to all claims and rights to make claims and all rights to proceeds from insurance policies maintained with third-parties) to cover any assets of the Transferred PMD Companies or any Liability arising from the operation of the PMD Business on or after the Closing. APD or the Sellers or any of their respective Affiliates may, to be effective at the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.30(a). From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Transferred PMD Companies and the PMD Business. At the Closing, Buyer agrees to take over and assume all the known and incurred but not reported claims of the Transferred PMD Companies and the PMD Business (other than Retained Liabilities), which have been incurred as of the Closing Date, and Buyer agrees to be responsible to pay such claims until they are finally settled and disclosed. Subject to Section 5.30(b), Buyer further covenants and agrees not to seek to assert or to exercise any rights or claims of any Transferred PMD Company or the PMD Business under or in respect of any past or current insurance policy under which any Transferred PMD Company or the PMD Business is or was insured except to the extent constituting a PMD Asset under clause (b) or (c) below.

(b) If, after the date hereof but prior to the Closing Date, there shall occur any physical damage to or destruction of, or theft or similar loss of, any of the tangible assets constituting (or that, but for such occurrence, would have constituted) a PMD Asset (a “Casualty Loss”), then (a) if such Casualty Loss is material to the PMD Business or the PMD Assets, (i) APD shall promptly give notice to Buyer thereof and of APD’s estimate of the amount of casualty insurance, if any, payable to APD or its Affiliates in respect thereof, and (ii) APD shall use its commercially reasonable efforts to replace or repair (as applicable) the PMD Assets related to such Casualty Loss and (b) if the Closing is consummated, and if such damaged, destroyed, stolen or lost tangible assets have not been repaired or replaced as of the Closing Date, then, without duplication or limitation of Buyer’s other rights hereunder, promptly after any casualty or business interruption insurance proceeds from insurance policies maintained with third-parties payable to APD or its Affiliates in excess of self-insured retention amounts and not subject to reimbursement with respect to such Casualty Loss have been collected, APD shall, or shall cause its Affiliates to, pay to Buyer (i) the net amount, if any, of the aggregate casualty insurance proceeds from insurance policies maintained with third-parties described above that were paid to APD or its Affiliates in connection with such Casualty Loss after deducting from such aggregate proceeds an amount equal to the aggregate amount of the reasonable costs and expenses incurred by APD or its Affiliates prior to the Closing Date in connection with the repair or replacement of such damaged, destroyed or stolen assets and (ii) the net amount, if any, of the aggregate business interruption insurance proceeds from insurance policies maintained with third-parties described above that were paid to APD or its Affiliates in connection with such Casualty Loss after deducting from such aggregate amount an amount equal to the amount of the insured Losses incurred by APD or its Affiliate prior to the Closing Date. APD shall, and shall cause its Affiliates to, use commercially reasonable efforts to collect amounts due (if any) under insurance policies in respect of any Casualty Loss. The amount of any insurance proceeds paid to Buyer and the amount of the underlying Liability giving rise to such insurance proceeds shall not be included for any purposes in the calculation of the Closing Net Working Capital.

(c) If, after the date hereof but prior to the Closing Date, there shall occur any circumstance that results in, or would reasonably be expected to result in, a Product Liability Claim, then: APD shall (a) promptly give notice to Buyer of such Product Liability Claim and of APD’s estimate of the Losses, if any, reasonably expected to be incurred in connection with such Product Liability Claim; (b) use commercially reasonable efforts to promptly identify and remediate (if appropriate) the underlying cause of any such Product Liability Claim; (c) consistent with past practice, file a claim for insurance under APD’s or its Affiliates’ third-party insurance policies in respect of any Product Liability Claim; and (d) subject to and effective at the Closing, assign to Buyer, or cause its Affiliates to assign to Buyer, any claims for insurance proceeds from insurance policies maintained with third parties, or pay to Buyer, or cause its Affiliates to pay to Buyer, any amounts previously collected by APD or its Affiliates, net of any costs incurred by APD or its Affiliates in collecting such amounts, under such insurance policies in respect of such Product Liability Claim in excess of self-insured retention amounts and not subject to reimbursement. APD shall, and shall cause its Affiliates to, use commercially reasonable efforts to collect amounts due (if any) under insurance policies in respect of any Product Liability Claim. The amount of any insurance proceeds paid to Buyer and the amount of any underlying Liability giving rise to such insurance proceeds shall not be included for any purposes in the calculation of the Closing Net Working Capital.

(d) Without limiting the foregoing provisions of subsection (c), if the Closing shall occur, APD shall continue to maintain for a period of three (3) years following the Closing Date, “occurrences reported” insurance policies in respect of Product Liability Claims substantially consistent with such policies that are currently maintained by APD or any of its Affiliates as of the date hereof (the “Specified Insurance Policies”) and will continue to include on such policies as insureds APD and its Affiliates with respect to Product Liability Claims of the PMD Business, such that (and only for the purpose that) claims made with respect to Product Liability Claims insured by such policies in respect of the PMD Business as of the Closing Date (only in respect of events occurring on or prior to such Closing Date) to the extent constituting Assumed Liabilities would continue to be insured for such three (3) year period in the same manner and to the same extent as if the Closing had not occurred; provided that Buyer shall be responsible for any self-insured retentions (including any coverage for which APD is required to reimburse a third party insurer). Buyer shall reimburse APD or its applicable Affiliate for any reasonable unreimbursed out-of-pocket costs or expenses incurred by APD and its Affiliates in connection with making and enforcing insurance claims relating to the PMD Business at Buyer’s request pursuant to this Section 5.30(d). In furtherance of the foregoing, APD and Buyer agree that all Liabilities in respect of Product Liability Claims relating to the PMD Business in respect of any periods prior to the Closing shall be Retained Liabilities solely to the extent covered by the Specified Insurance Policies (excluding self-insured retentions and policies subject to reimbursement to the third party); provided, that such Liabilities shall only constitute Retained Liabilities to the extent of the proceeds of insurance actually recovered by APD or its Affiliates. APD and Buyer shall cooperate reasonably with each other in, and use commercially reasonable efforts to pursue, the collection of all such insurance proceeds in respect of Liabilities relating to the PMD Business in respect of any periods prior to the Closing.

Section 5.31 Retransfer of Assets.

(a) If either party determines, within twelve (12) months after the Closing Date, that any of the Transferred PMD Companies owns any Excluded Assets, or that any Assets have been transferred by the PMD Asset Sellers to the PMD Asset Buyers, that are not PMD Assets, then Buyer shall transfer, assign and convey, or shall cause any such Asset to be transferred, assigned and conveyed, to APD or any of its Affiliates or other designees designated by APD without any consideration therefor.

(b) If either party determines, within twelve (12) months after the Closing Date, that any of APD or the Retained Subsidiaries owns any PMD Assets, or that any Assets have not been transferred by the PMD Asset Sellers to the PMD Asset Buyers, that are PMD Assets, then APD shall transfer, assign and convey, or shall cause any such Asset to be transferred, assigned and conveyed, to Buyer or any of its Affiliates or other designees designated by Buyer without any consideration therefor.

Section 5.32 Buyer Substitution. Buyer shall use its reasonable best efforts to obtain any consents, transfers, assignments, assumptions, waivers or other legal instruments necessary to cause Buyer or the appropriate Affiliate of Buyer to be fully substituted for the applicable Seller or Affiliate or Subsidiary thereof with respect to any order, decree, judgment, agreement or Action with respect to an Assumed Liability that is in effect as of the Closing. Buyer shall inform the applicable Person, including Governmental Authorities, about its assumption of the Assumed Liability associated with the matters covered by this Section 5.32 and request that such Person direct all communications, requirements, notifications and/or official letters related to such matters to Buyer. APD shall (and shall cause its applicable Subsidiaries and Affiliates to) use its reasonable best efforts to provide necessary assistance or signatures to Buyer to achieve the purposes of this Section 5.32. Until such time as Buyer and the applicable Sellers or Affiliates or Subsidiaries thereof complete the substitutions outlined above, Buyer shall comply with the terms and conditions of all such orders, decrees, judgments, agreements and Actions that remain in the name of any of the Sellers or their applicable Subsidiaries or Affiliates.

Section 5.33 Pasadena Facility Construction.

(a) Until the Closing Date, APD shall use commercially reasonable efforts, in good faith and consistent with APD’s efforts prior to Closing and subject to the Total Budget, achieve Mechanical Completion and Safe to Start for the new production facility under construction in Pasadena, TX (the “Pasadena Plant”), as planned by APD prior to execution of this Agreement and as reflected on Schedule L. APD agrees not to make any material modifications to the Pasadena Plant beyond those currently planned by APD as set forth on Schedule L, or to the activities and schedule set forth on Schedule L, or with regard to any material changes to any contractors, subcontractors, vendors and any other service providers, without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

(b) APD agrees that prior to Closing, upon five (5) Business Days’ advance notice, Buyer may have reasonable access during normal business hours to the site to observe APD’s work on the Pasadena Plant and ensure compliance with this Section 5.33, provided (i) Buyer’s involvement shall be scheduled and limited so as not to cause any project disruption or delay, or otherwise interfere with APD’s ability to meet its obligations as set forth above, (ii) prior to Closing, Buyer shall not have access to competitively sensitive, privileged, proprietary, or other confidential information reasonably withheld by APD and (iii) Buyer’s representatives shall follow all reasonable instructions given by APD’s representatives, including all site safety procedures as may be required by APD; provided, that, prior to the Closing, so long as Mechanical Completion and Safe to Start have not been achieved, APD shall, at least once a month, within five (5) Business Days following the end of each calendar month, deliver to and provide reasonable written updates to Buyer regarding the status of the construction of the Pasadena Plant, which updates shall include, but not be limited to, an estimate of the aggregate amount of Construction Costs paid, expended or incurred to date, an updated schedule estimating when Mechanical Completion and Safe to Start will be achieved and any other updates that could reasonably be expected to have a material impact on the construction of the Pasadena Plant.

(c) If APD notifies Buyer that APD has achieved Mechanical Completion and Safe to Start prior to the Closing, APD agrees that, with reasonable advance notice, Buyer may audit and copy from APD’s books, records and other documents (including computer files and supporting orders and invoices) as necessary to verify APD’s adherence to this Section 5.33; provided, that, APD may request that such audit is conducted by a third-party, subject to customary confidentiality obligations. Buyer may conduct such audit under this Section 5.33 at any time during normal business hours at the site and shall not cause any project disruption or delay, or otherwise interfere with APD’s ability to meet its obligations hereunder. Buyer may only perform one (1) audit pursuant to this Section 5.33(c); provided, that, in the event such audit determines APD has not satisfied its obligations pursuant to this Section 5.33, Buyer may, at its election, conduct one (1) or more subsequent audits, as needed, to confirm Mechanical Completion and Safe to Start. The costs and expenses of such audit shall be borne by Buyer; provided, that, if APD has breached this Section 5.33 and has not cured such breach prior to the audit, such costs and expenses shall be reasonably apportioned between the parties as determined equitably by the auditor.

(d) At Closing, APD will assign to Buyer all of APD’s right, title and interest in any and all of the Pasadena Plant Assets, and Buyer shall assume all of such right, title and interest, and all responsibility, Liabilities and risk with respect to the Pasadena Plant Assets. In the event Closing occurs before (i) APD has achieved Mechanical Completion and Safe to Start and (ii) APD has incurred total Construction Costs up to the amount of the Total Budget, Buyer may request and require that (x) APD assist, consistent with APD’s efforts prior to Closing, Buyer to achieve Mechanical Completion and Safe to Start and (y) APD reimburse Buyer, and APD shall promptly (but in any event within ninety (90) days) reimburse Buyer upon such request, for any and all Construction Costs incurred to achieve Mechanical Completion and Safe to Start (but APD shall not have any obligations for costs or expenses related to changes, modifications or improvements not consistent with APD’s plans prior to Closing except as otherwise agreed by the parties in writing); provided, that, APD’s obligations hereunder shall cease upon the earlier of Mechanical Completion and Safe to Start or when APD’s total Construction Costs (inclusive of costs incurred pursuant to the foregoing clauses (x) and (y)) equal or exceed the Total Budget; provided, further, that in the event at any time prior to the Closing Date APD’s total Construction Costs exceed or are expected to exceed the

Total Budget prior to achieving Mechanical Completion and Safe to Start, APD and Buyer shall enter into good faith discussions with respect to achieving Mechanical Completion and Safe to Start.

(e) APD shall not under any circumstances be obligated to (i) pay or incur Construction Costs in connection with the Pasadena Plant in excess of the Total Budget as set forth on Schedule L or (ii) undertake any work or pay or incur any expenses in connection with the Pasadena Plant (except routine expenses to preserve and maintain the facility) after achieving Mechanical Completion and Safe to Start. APD shall provide written notice to Buyer upon completion of Mechanical Completion and Safe to Start. APD may cease working and cease incurring additional Construction Costs in the event APD’s total Construction Costs exceed the Total Budget prior to Closing, and APD shall not be obligated to pay or incur additional costs or expenses to commence any testing, production or operations of the Pasadena Plant in the event APD achieves Mechanical Completion and Safe to Start prior to Closing.

(f) In the event that Mechanical Completion and Safe to Start is achieved prior to Closing and the Construction Costs paid or incurred by APD in connection with the Pasadena Plant equal, in the aggregate, an amount less than the Total Budget, Buyer may engage an independent and accredited third-party expert reasonably acceptable to APD to verify that Mechanical Completion and Safe to Start has been achieved, the costs and expenses of which shall be borne by Buyer; provided, that, if such expert determines that Mechanical Completion and Safe to Start has not been achieved, such costs and expenses shall be apportioned between the parties as determined equitably by the expert. Such expert shall (i) be permitted entry to the Pasadena Plant, (ii) inspect the Pasadena Plant, (iii) verify that Mechanical Completion and Safe to Start has been achieved and (iv) promptly notify Buyer and APD whether Mechanical Completion and Safe to Start has been achieved. In the event that such inspection concludes that Mechanical Completion and Safe to Start has not been achieved, APD will promptly resume all activities and efforts to achieve Mechanical Completion and Safe to Start. If APD fails to resume its activities and efforts to achieve Mechanical Completion and Safe to Start within ten (10) calendar days of receipt of notice from the expert that Mechanical Completion and Safe to Start had not been achieved, Buyer may, without prejudice to any other remedy Buyer may have under this Agreement, pursue Mechanical Completion and Safe to Start, pursuant to this Section 5.33; provided that Buyer’s activities and efforts to achieve Mechanical Completion and Safe to Start shall not relieve APD of its obligations under this Section 5.33.

(g) Notwithstanding any other provisions of this Agreement or any other agreements or contracts, (i) Buyer understands and agrees that APD makes no representations or warranties, and shall have no liability whatsoever, under any theory, whether in contract (including warranty or indemnity) or in tort (including negligence and strict liability) in connection with the performance or non-performance of the Pasadena Plant, including but not limited to any warranties of merchantability or fitness for use, or any representations, warranties or guarantees of any kind regarding the volume, variety, efficiency or purity of any products that may be produced from the Pasadena Plant, (ii) APD shall have no liability under any theory whatsoever, whether in contract (including warranty or indemnity) or in tort (including negligence and strict liability), for any indirect, incidental, consequential or special damages in any way arising from or relating to the Pasadena Plant, including without limitation, any damages arising from or relating to delay, downtime, diminution of value, loss of use, or loss of profits related thereto and (iii) without prejudice to the foregoing clauses (i) or (ii), which shall take precedence over this clause (iii), in the event APD provides any goods, materials, or services of any kind to Buyer in connection with the Pasadena Plant after Closing, APD’s sole and exclusive liability with respect to any services provided after Closing shall be to re-perform any materially defective services and with respect to any good or materials supplied after Closing shall be to repair or replace any materially defective goods or materials.

Section 5.34 Pasadena Subdivision and Carve-Out Provisions.

(a) At the Closing, APD or one of its Affiliates shall lease to Buyer the parcel of land underlying the Pasadena Plant on the terms and conditions set forth in the form of Ground Lease attached hereto as Schedule N, together with such requisite licenses, access easements, easements appurtenant and other land rights as necessary for Buyer to access, own, operate, maintain, repair, and replace the Pasadena Plant. Sellers shall retain access rights to own and operate its environmental remediation systems on Tract V including extraction wells, monitoring wells pumps, pipes and associated spare parts inventory.

(b) At the Closing, APD or one of its Affiliates and Buyer shall enter into a Utilities Supply Agreement, on the terms and conditions set forth in the form attached hereto as Schedule O.

(c) The parties acknowledge that certain currently unused equipment, vessels, and other parts remain on the parcel of land underlying the Pasadena Plant from APD’s prior plant operations that are not part of the Pasadena Plant and which are not Excluded Assets (“Residual Equipment”). Prior to the Closing Date, APD shall provide Buyer with evidence, acceptable to Buyer in its reasonable discretion, that APD has taken such measures as are necessary to render such Residual Equipment sufficiently free of Hazardous Substances for the purpose of making such equipment safe to conduct further work on, including the demolition or rehabilitation of such equipment. Such evidence shall include providing Buyer with any reasonably available documentation in APD’s possession relating to the removal of Hazardous Substances from the Residual Equipment. Buyer shall, at its option, have the right to inspect the Residual Equipment prior to the Closing Date, and APD shall provide Buyer reasonable access to conduct such inspection. The parties agree to cooperate in good faith to address any concerns reasonably raised by Buyer in connection with the evidence provided by APD and any inspection by Buyer of the Residual Equipment pursuant to this
Section 5.34(c).

Section 5.35 Calvert City Carve-Out Provisions. At the Closing, APD or one of its Affiliates shall lease to Buyer the parcel of land underlying Seller’s PMD plant (“Calvert City PMD Plant”) and any real property associated with the Calvert City Utility Assets on the terms and conditions set forth in the form of Ground Lease attached hereto as Schedule P, together with such requisite licenses, access easements, easements appurtenant and other land rights as necessary for Buyer to access, own, operate, maintain, repair, and replace the Calvert City PMD Plant. Sellers shall provide such requisite license, access easements, easements appurtenant and other land rights as necessary for Buyer to access, own, operate, maintain, repair, and replace the Calvert City Utility Assets as necessary to perform under the Calvert City Utility Contracts.

Section 5.36 Lease Amendment. Prior to the Closing Date, APD will use commercially reasonable efforts to obtain the amendment described on Section 5.36 of the

Seller’s Disclosure Schedule; provided, however, that obtaining such amendment shall not be a condition to Closing. If such amendment is not obtained prior to the Closing, APD shall indemnify Buyer from any Losses resulting therefrom in accordance with Article VIII without regard to the De Minimis Claim Threshold or the Basket.

Section 5.37 Milton, Wisconsin Vapor Investigation.

(a) The parties agree that promptly after the date of this Agreement, Sellers shall conduct a soil vapor investigation, including the sub-slab vapor sampling, at Sellers’ sole cost, with respect to the Former Ken Roach warehouse at the Milton Real Property (“Former Ken Roach Warehouse”) in accordance with a written scope of investigation (“Scope of Work”) prepared by an environmental consultant, approved by Buyer, which approval shall not be unreasonably withheld or delayed. The approach set forth in the Scope of Work shall be consistent with the Wisconsin DNR Vapor Intrusion Documents. Sellers shall provide Buyer with a draft of the written Scope of Work for review and comment, and shall, to the extent appropriate in Sellers’ reasonable judgment, incorporate Buyer’s reasonable comments in the Scope of Work prior to finalizing it. Sellers shall implement the final Scope of Work at the Former Ken Roach Warehouse according to its terms and in accordance with the Wisconsin DNR Vapor Intrusion Documents prior to the Closing Date. Sellers shall repair any damage to the Milton Real Property caused by the soil vapor investigation. Sellers shall require their environmental consultant to provide draft findings of the soil vapor intrusion investigation to the Buyer for review and comment, and shall cause their environmental consultant, to the extent appropriate in the reasonable judgment of said consultant, to incorporate Buyer’s reasonable comments, prior to publishing a final report.

(b) If the soil vapor intrusion investigation identifies the presence of Hazardous Substances in excess of Vapor Action Levels or Vapor Risk Screening Levels referenced in, or developed in accordance with, the Wisconsin DNR Vapor Intrusion Documents, Sellers shall perform, at their sole cost (except as provided in subsection (c) below), those actions necessary to ensure that environmental conditions at the Milton Real Property are not causing a hazard to employees or other persons working or occupying the Former Ken Roach Warehouse due to vapor intrusion. Such actions may include, in Sellers’ reasonable judgment, further investigations prior to a determination that mitigation measures are required, which further investigations shall be subject to the review and comment procedures for the initial investigation set forth in Section 5.37(a). Unless required by applicable Environmental Law, Sellers shall not be obligated to report the findings of the vapor intrusion investigation to any Governmental Authority or seek any approval or concurrence of any Governmental Authority with respect to any mitigation undertaken at the Former Ken Roach Warehouse. Any mitigation efforts (1) shall be consistent with the requirements of any applicable Environmental Laws and other applicable guidance, including the Wisconsin DNR Vapor Intrusion Documents and (2) shall not materially or unreasonably interfere with Buyer’s current or reasonably anticipated business operations or other use of the Real Property. Sellers shall maintain reasonable communications with Buyer and Buyer’s representatives related to any mitigation efforts and, to the extent applicable, any regulatory communications related thereto. Such communications shall include the following with respect to any material proposal, plan, report, or proposed correspondence relating to the vapor intrusion investigation or mitigation, including any document proposing the contemplated method of mitigation (each a “Proposed Mitigation

Document”): (x) Sellers shall submit to Buyer a draft of each Proposed Mitigation Document at least ten (10) Business Days before submitting such document to a Governmental Authority, or, if no such submittal is contemplated or necessary, proceeding with activities set forth in the document; (y) Sellers shall incorporate Buyer’s reasonable comments, to the extent appropriate in Seller’s reasonable judgment, into the Proposed Mitigation Document before finalizing it; and (z) once a Proposed Mitigation Document is finalized and, if applicable, approved by the relevant Governmental Authority (such document referred to as a “Final Mitigation Document”), Sellers shall conduct any mitigation in accordance with the applicable Final Mitigation Document. Following the Closing, Buyer shall provide reasonable access to the Milton Real Property and undertake commercially reasonable efforts to cooperate with Sellers in connection with any mitigation efforts.

(c) Sellers shall be responsible for the cost of implementing any mitigation required to ensure that environmental conditions at the Milton Real Property are not causing a hazard to employees or other persons working or occupying the Former Ken Roach Warehouse due to vapor intrusion. Notwithstanding the foregoing, to the extent that mitigation involves the operation of existing systems (such as the warehouse’s HVAC system) or systems installed by Sellers to vent vapors that do not require any treatment of such vapors, Buyer shall assume the obligation and the costs associated with the operation of such systems.

(d) The parties agree to maintain the confidentiality of the soil vapor intrusion investigation and the resulting report(s) except where disclosure is (i) required by Law or directive of a Governmental Authority; (ii) prudent in response to a third-party claim or to address concerns raised by employees, (iii) necessary in connection with a financing, sale or lease of the real property or the PMD Business, or (iv) necessary to obtain approval of a Governmental Authority for mitigation at the Former Ken Roach Warehouse (if such approval is required or if Sellers decide in their judgment to seek such approval) and shall provide notice to the other parties in advance of any such disclosure.

Section 5.38 Intellectual Property Transfer Cooperation. At Buyer’s reasonable request and expense, APD shall reasonably assist in obtaining any necessary documentation, including from any third parties as required, for the preparation and/or transfer of the registrations and applications for PMD IP, including seeking new assignments or powers of attorney from its inventors or other third parties having any ownership claim or related right to any of the Intellectual Property, and will use its commercially reasonable efforts to provide necessary assistance or signatures to Buyer to achieve such transfer (and recordation by Buyer thereof) within a timeframe that will not cause Buyer to incur extension of time costs and penalties. Buyer shall be principally responsible for preparing such documents to change ownership to Buyer and any other documents with respect to actions requested by Buyer in connection with this Section 5.38. Until such time as Buyer completes the assignments and registration of the assignments to Buyer for all of the registrations and applications for PMD IP (for which Buyer shall use commercially reasonable efforts to complete expeditiously, and APD shall reasonably cooperate therewith), APD shall provide Buyer with all Intellectual Property related communications, such as office actions, annuity statements, maintenance fee statements or other notices in a reasonable time for Buyer to respond to those communications (and Buyer shall pay all costs and expenses in connection therewith). At Closing, APD shall provide to Buyer an electronic version and a hard copy version of a six (6) month docket for all upcoming due dates relating to any of the registrations and applications for PMD IP, and will identify any docketing or annuity services used by APD in connection with those docket due dates. For clarity, to the extent this Section 5.38 covers matters also addressed in Section 5.4, this Section 5.38 shall control.

Section 5.39 Pre-Closing Reorganization. Prior to the Closing, APD will cause its Affiliates, including the PMD Asset Sellers and the Transferred PMD Companies to complete the transactions set forth on Section 5.39 of the Seller’s Disclosure Schedules.

Section 5.40 Title Policies, Surveys, Zoning Reports. Following the date hereof, APD shall reasonably cooperate with Buyer’s efforts to obtain the following:

(a) an owner’s preliminary report on title, or local foreign equivalent, if available, acceptable to Buyer (each, a “Title Commitment”) covering a date subsequent to the date hereof, which report shall contain a commitment of the Title Company to issue an owner’s title insurance policy on the most current form of ALTA fee owner’s title insurance policy, with extended coverage, acceptable to Buyer, (a “Title Policy”), insuring the good and marketable fee simple title (or local foreign equivalent) of the applicable Transferred PMD Company, Subsidiary or PMD Asset Seller in such Owned Real Property, subject to Permitted Encumbrances or those items identified on Section 3.14(a) of the Seller’s Disclosure Schedule and any matters which the Title Company has committed to insure over or omit, together with legible and complete copies of all exceptions and matters referred to therein, and with such affirmative coverages and endorsements as Buyer shall require, including, without limitation, the following endorsements if applicable to each Owned Real Property (or local, foreign equivalents, if available): (A) ALTA 3.1 zoning (plus parking and loading docks), (B) owner’s comprehensive, (C) land “same as” survey, (D) subdivision compliance, (E) tax parcel identification, (F) contiguity, (G) location, (H) waiver of arbitration, (I) utilities availability, (J) access, and (K) non-imputation;

(b) an up-to-date ALTA Land Title Survey (or local foreign equivalent, if available) (a “Survey”) for each parcel of Owned Real Property, certified within sixty (60) days of the Closing, prepared by a surveyor licensed in the jurisdiction where such Owned Real Property is located, completed in accordance with the most current “Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys” (or local foreign equivalent), including items 1-4, 6(b), 7(a), 7(b)(1), 7(b)(2), 7(c), 8, 9, 10(a), 11(a), 13, 14, 16-19 and 21 ($1,000,000 per occurrence coverage) of “Table A” thereof, and certified to the applicable Transferred PMD Company or PMD Asset Seller, in title to such Owned Real Property, the Title Company, Buyer’s lender, if any, McDermott Will & Emery LLP and any other parties designated by Buyer; and

(c) a current zoning report, or local foreign equivalent, if available, from a nationally-recognized zoning information services provider containing a certificate from the applicable governmental authority indicating the zoning classification of each parcel of Owned Real Property and Leased Real Property and certifying as to each such parcel’s compliance or non-compliance with applicable laws regarding zoning (each, a “Zoning Report”), together with a copy of all pertinent regulations, variances, special use permits and certificates of occupancy and/or completion.

Buyer shall pay one-hundred percent (100%) of the costs and expenses of the Title Commitments, Title Policies, Surveys and Zoning Reports, whether or not the transactions contemplated under this Agreement are consummated; and Buyer shall pay one-hundred percent (100%) of any and all title search, escrow and closing fees charged by the Title Company in connection with the Closing.

Notwithstanding the foregoing, the delivery of the Title Policies and related endorsements, Zoning Reports, Surveys and Title Commitments, shall not be a condition to Closing.

Section 5.41 IT Ringfencing. Prior to the Closing, APD and Buyer will each use commercially reasonable efforts in good faith to cause their respective Affiliates to complete the actions set forth on Schedule M.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Indemnification.

(a) APD’s Indemnification of Buyer. APD shall indemnify Buyer and its Affiliates and hold them harmless from, against and in respect of, without duplication, (i) any Taxes attributable to or imposed on the Acquired PMD Assets for or relating to any taxable period ending on or before the Closing Date and the portion of any Straddle Period (as defined herein) ending on the Closing Date (computed in accordance with Section 6.2 hereof) (each, a “Pre-Closing Tax Period”); (ii) any Taxes imposed on or assessed against any of the Transferred PMD Companies for any Pre-Closing Tax Period; (iii) any Taxes (including Taxes imposed pursuant to Treasury Regulation Section 1.1502-6 or a similar provision of any state, local or foreign Tax Law) imposed on any Transferred PMD Company as a result of being a member of any consolidated, combined, affiliated or unitary group prior to the Closing; and (iv) any Taxes attributable to or imposed on the Acquired PMD Assets or any of the Transferred PMD Companies resulting from a breach of any representation or warranty of APD set forth in Section 3.10; provided that APD shall not indemnify or hold Buyer or its Affiliates harmless from, against, or in respect of, any Taxes attributable to or relating to any Post-Closing Tax Period (as defined herein) other than Taxes resulting from a breach of a representation or warranty set forth in Section 3.10(f), Section 3.10(h), Section 3.10(l), Section 3.10(n), Section 3.10(o) or Section 3.10(p); and (v) all Transfer Taxes borne by APD under Section 6.5, in each case except to the extent taken into account in determining the Final Adjustment Amounts. For purposes of this Section 6.1(a), APD shall be credited for any estimated or other similar Tax payments made by APD, any of the Transferred PMD Companies on or before the Closing Date. Notwithstanding the foregoing, APD shall not indemnify and hold harmless Buyer and its Affiliates from any liability for Taxes directly related to any action outside the ordinary course with respect to the Acquired PMD Assets or the Transferred PMD Companies taken on the Closing Date after the Closing by Buyer or any of its Affiliates (other than any such action expressly required or permitted by this Agreement or required by applicable Law) (a “Buyer Tax Act”).

(b) Buyer’s Indemnification of APD. Buyer shall indemnify APD and its Affiliates and hold them harmless from, against and in respect of, without duplication, (i) any Taxes attributable to or imposed on the Acquired PMD Assets for any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (computed in accordance with Section 6.2 hereof) (each, a “Post-Closing Tax Period”); (ii) any Taxes imposed on or assessed against any of the Transferred PMD Companies for any Post-Closing Tax Period; (iii) any Taxes attributable to a Buyer Tax Act or an action described in Section 6.11; and (iv) all Transfer Taxes borne by Buyer under Section 6.5.

Section 6.2 Closing of Current Taxable Year, Etc.

(a) Closing of Taxable Year. To the extent required or permitted by Law (including pursuant to Treasury Regulations promulgated under Section 1502 of the Code), the parties shall elect to close any taxable year of any Transferred PMD Companies as of the close of business on the Closing Date.

(b) Straddle Periods. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), subject to Section 6.2(c), the portion of Taxes (or any Tax refund and amount credited against any Tax) that are allocable to the portion of the Straddle Period ending at the end of the Closing Date will be: (i) in the case of Taxes imposed on a periodic basis without regard to income, gross receipts, payroll or sales, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of the Transferred PMD Companies terminated at the end of the Closing Date.

(c) Transaction Tax Deductions. Notwithstanding anything to the contrary in this Article VI, for purposes of determining the parties’ respective liabilities for Taxes under this Article VI, the amount of Taxes attributable to a Pre-Closing Tax Period and a Post-Closing Tax Period shall be determined by assuming that all deductions arising in connection with the transactions contemplated by this Agreement, in each case to the extent paid by APD or its Affiliates prior to or on the Closing Date or taken into account in determining the Final Adjustment Amounts, are deductible in a Pre-Closing Tax Period.

Section 6.3 Tax Returns.

(a) Except as provided in Section 6.5 hereof, APD shall prepare, or cause to be prepared in accordance with applicable Law, and file or cause to be filed, when due, all Tax Returns (other than Straddle Period Tax Returns that relate solely to Transferred PMD Companies) with respect to Taxes for which APD is responsible as described in Section 6.1(a) hereof, including income, franchise, or other similar Tax Returns for any Transferred PMD Company for any Pre-Closing Tax Period. Buyer shall and shall cause the Transferred PMD Companies to cooperate with, and take any action reasonably requested by, APD with respect to the preparation and filing of such Tax Returns. The immediately preceding sentence shall, in no way, be construed as limiting or otherwise modifying the rights and obligations of the parties under Section 6.7 hereof.

(b) Except as provided in Section 6.5 hereof, Buyer shall prepare, or cause to be prepared in accordance with applicable Law (in the case of any Straddle Period Tax Return, consistent with past practice for such Tax Return except as otherwise required by applicable Law) and file or cause to be filed, when due, all Tax Returns with respect to the Transferred PMD Companies required to be filed other than those described in Section 6.3(a) hereof.

(c) If either APD or Buyer is obligated under this Agreement to bear the economic burden for any portion of the Tax payable in connection with any Tax Return to be prepared and filed by the other (or an Affiliate of the other), the party responsible for filing such return (the “Preparer”) shall prepare and deliver to the other party (the “Payor”) a copy of such return and, upon reasonable request by the Payor, any schedules, work papers and other documentation that are relevant to the preparation of the portion of such return for which the Payor is or may be liable hereunder not later than thirty (30) days prior to the due date for such Tax Return (including applicable extensions) (the “Due Date”). The Preparer shall not file such Tax Return until the earlier of (i) the receipt of written notice from the Payor indicating the Payor’s consent thereto, or (ii) one (1) day prior to the Due Date.

(d) The Payor shall have the option of providing to the Preparer, at any time at least ten (10) days prior to the Due Date, written instructions as to how the Payor wants any, or all, of the Tax Items for which it may be liable reflected on such Tax Return; provided that (i) Payor agrees in writing that it is liable for the Tax payable with respect to such Tax Items, and (ii) such instructions shall represent a reasonable and good faith interpretation of relevant Law and is consistent with past practice. The Preparer shall, in preparing such Tax Return, cause the items for which the Payor is liable hereunder to be reflected in accordance with the Payor’s instructions on such Tax Return. In the absence of having received instructions from Payor, such items shall be reported in any manner determined by the Preparer.

(e) If either party is obligated under this Agreement to bear the economic burden for any portion of the Taxes payable in connection with any Tax Return for which such party is not responsible for filing under this Agreement, such party shall timely pay to the party responsible for filing such Tax Return the amount of any such Taxes. The party responsible for filing any Tax Return under this Agreement shall timely pay any amounts received pursuant to the immediately preceding sentence (as well as any other Taxes due in respect of such Tax Return) over to the relevant Governmental Authority.

Section 6.4 Contest Provisions.

(a) Notification of Contests. APD and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand (the “Recipient”), shall notify the other party in writing within ten (10) Business Days of receipt by the Recipient of written notice of any pending or threatened audits, adjustments, assessments, examinations or proceedings (whether judicial or administrative) (a “Tax Audit”) which may affect the liability for Taxes of such other party or may give rise to an indemnification payment under Section 6.1 by such other party. If the Recipient fails to give such notice to the other party, or if such notice is not in sufficient detail to notify the other party of the nature of the Tax Audit, the Recipient shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit to the extent such failure to give notice materially adversely affects the other party’s right to participate in and contest the Tax Audit.

(b) Which Party Controls.

(i) APD’s Items. If such Tax Audit relates to any Taxes for which APD is liable in full hereunder, APD shall at its expense control the defense and settlement of such Tax Audit (including selection of counsel, determining whether to pursue or forego any and all administrative appeals, proceedings (whether judicial or administrative), hearings and conferences with any Tax Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest such Tax Audit in any permissible manner); provided that APD shall not settle or otherwise compromise such Tax Audit without Buyer’s prior written consent if such settlement or compromise could adversely affect in any material respect the Tax Liabilities of Buyer, the Transferred PMD Companies or any of their Affiliates in a Post-Closing Tax Period. In no case shall Buyer, the Transferred PMD Companies or any of their Affiliates settle or otherwise compromise any Tax Audit referred to in the preceding sentence without APD’s prior written consent.

(ii) Buyer’s Items. If such Tax Audit relates to any Taxes for which Buyer is liable in full hereunder, Buyer shall at its expense control the defense and settlement of such Tax Audit (including selection of counsel, determining whether to pursue or forego any and all administrative appeals, proceedings (whether judicial or administrative), hearings and conferences with any Tax Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest such Tax Audit in any permissible manner); provided, that Buyer shall not settle or otherwise compromise such Tax Audit without APD’s prior written consent if such settlement or compromise could adversely affect in any material respect the Tax Liabilities of APD, the Transferred PMD Companies or any of their Affiliates in a Pre-Closing Tax Period. In no case shall APD or any of its Affiliates settle or otherwise compromise any Tax Audit referred to in the preceding sentence without Buyer’s prior written consent.

(iii) Combined and Mixed Items. If such Tax Audit relates to Taxes for which both APD and Buyer are liable hereunder, to the extent possible such Tax Items will be distinguished and each party will control the defense and settlement of those Taxes for which it is so liable.

If such Tax Audit relates to any Straddle Period and any Tax Item cannot be identified as being a liability of only one party or cannot be separated from a Tax Item for which the other party is liable, the party which has the greater potential liability for those Tax Items that cannot be so attributed or separated (or both) shall control the defense and settlement of the Tax Audit; provided that such party defends the items as reported on the relevant Tax Return; provided, further, that such party will not settle or otherwise compromise any other Tax Audit without the other party’s written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(iv) Participation Rights. Any party who does not control a Tax Audit under this Section 6.4(b) for which such party may be obligated to indemnify the other party under this Article VI or who may be adversely affected in any material respect by the outcome of such Tax Audit may participate at its own expense in the defense of such Tax Audit and employ counsel of its choice at its expense and the party controlling such Tax Audit under this Section 6.4(b) shall in good faith keep such party informed with respect to such Tax Audit and, upon the reasonable request of such party, shall consult with such party from time to time regarding the conduct of such Tax Audit.

Section 6.5 Transfer Taxes. Notwithstanding any other provision of this Agreement, all Tax Returns with respect to any excise, sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes arising directly or indirectly from the Closing (including, for the avoidance of doubt, those arising pursuant to the Local Purchase Agreements) (“Transfer Taxes”) shall be timely filed by the party responsible for such filing under applicable Law (provided that such Tax Returns shall be prepared and filed jointly by APD and Buyer if either (i) no party to this Agreement is or (ii) both APD, on the one hand, and Buyer and its Subsidiaries or the Transferred PMD Companies, on the other hand, are responsible for filing such Tax Returns under the applicable Law imposing such Transfer Taxes) and 50% of all such Transfer Taxes (and 50% of all reasonable out-of-pocket costs for the preparation of such Tax Returns) shall be borne by each of Buyer and APD. If a party pays a Transfer Tax, the other party will reimburse such paying party for 50% of the amount of any such Transfer Tax within thirty (30) days of the paying party’s written demand therefor. APD and Buyer shall, and shall cause their respective Affiliates to use commercially reasonable efforts to eliminate, mitigate or reduce any Transfer Taxes (which may include the preparation and filing of any claim for exemption or exclusion from the application or imposition of any Transfer Taxes). Each of Buyer and APD, as applicable, shall use commercially reasonable efforts following the Closing Date to obtain any available refund or credit in respect of any Transfer Taxes to the maximum extent available under applicable Law as soon as reasonably possible and, if either Buyer or APD (or an Affiliate of Buyer or APD) receives a refund or utilizes a credit in respect of any such Transfer Taxes, the recipient party shall promptly, and in any event within five (5) Business Days of receipt, pay to the other party an amount equal to 50% of such refund or credit.

Section 6.6 Certain Post-Closing Settlement Payments and Post-Closing Actions.

(a) Buyer’s Claiming, Receiving or Using of Refunds and Overpayments. If Buyer or any of its Affiliates (A) receives any refund of Tax, or (B) utilizes the benefit of any overpayment of Taxes which, in each case (A) and (B), (x) relates to Taxes paid by APD or any of its Subsidiaries with respect to a Pre-Closing Tax Period, or portion thereof, ending on or before the Closing Date, or (y) is the subject of indemnification by APD pursuant to this Agreement, Buyer shall transfer, or cause to be transferred, to APD, within thirty (30) days of receipt, the entire amount of the refund or overpayment (including interest), net of any Tax and other costs imposed on or payable by Buyer or any of its Affiliates with respect thereto (including with respect to any interest on such refund or overpayment), received or utilized by Buyer or any of its Affiliates. Buyer agrees to notify APD within thirty (30) days after the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Buyer agrees to claim any such refund or to utilize any such overpayment as soon as practicable and to furnish to APD all reasonably requested information, records and assistance necessary to verify the amount of the refund or overpayment. The amount of economic benefit of any refunds, credits or offsets of Taxes of the Transferred PMD Companies for any Straddle Period shall be equitably apportioned between APD and Buyer on a “closing of the books” basis, except with respect to items calculated on an annual or per diem basis, in which case apportionment shall be on a pro rata basis.

(b) APD’s Claiming, Receiving or Using of Refunds and Overpayments. If APD or any of its Affiliates (A) receives any refund of Tax, or (B) utilizes the benefit of any overpayment of Taxes which, in each case (A) and (B), (x) relates to Taxes paid by Buyer or any of its Subsidiaries with respect to a taxable period, or portion thereof, beginning after the Closing Date (including any refund of Tax in a Pre-Closing Tax Period by reason of a carryback from a Post-Closing Tax Period) or (y) is the subject of indemnification by Buyer pursuant to this Agreement, APD shall transfer, or cause to be transferred, to Buyer, within thirty (30) days of receipt, the entire amount of the refund or overpayment (including interest), net of any Tax and other costs imposed on or payable by APD or any of its Affiliates with respect thereto (including with respect to any interest on such refund or overpayment), received or utilized by APD or any of its Affiliates. APD agrees to notify Buyer within thirty (30) days after the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. APD agrees to claim any such refund or to utilize any such overpayment as soon as practicable and to furnish to Buyer all reasonably requested information, records and assistance necessary to verify the amount of the refund or overpayment.

(c) Pre-Closing Tax Returns. Except to the extent required by applicable Law, none of Buyer, the Transferred PMD Companies or any of their Affiliates shall amend any Tax Return prepared and filed by APD pursuant to Section 6.3(a) hereof. APD agrees to reasonably cooperate with Buyer to claim any refund arising from carrybacks from a Post-Closing Tax Period to a Pre-Closing Tax Period.

Section 6.7 Mutual Cooperation. APD and Buyer will cooperate with each other in paying any Taxes, filing any Tax Return and conducting any Tax Audit (including any judicial or administrative proceeding) contemplated by this Agreement and, except as set forth to the contrary in this Agreement, take such action as the other party may reasonably request including the following: (a) provide data for the preparation of any Tax Return, including schedules, and make any elections that reasonably may be required by the other party; (b) provide required documents and data and cooperate in any Tax Audit or investigation of any Tax Return; (c) file protests or otherwise contest any proposed or asserted Tax deficiencies, including filing petitions for redetermination or prosecuting actions for refund in any court, and pursuing the appeal of any such actions; (d) execute Tax Returns or other documents reasonably required by the other party; (e) take any of the actions of the type described in Treasury Regulation Section 1.1502-77(a), which describes the scope of the agency of the common parent of a group of affiliated corporations; (f) provide reasonable access to, and comply with reasonable requests for copies of, all Tax Returns, books and records, appraisals, data, documents, work papers, materials and other information relating to the Taxes of the PMD Asset Sellers (solely with respect to the Acquired PMD Assets) and the Transferred PMD Companies, in each case, for any taxable period; (g) make reasonably available to each other, its officers, directors, employees and agents for any fact finding, consultation and discussions related to the preparation and filing of any Tax Return, the conduct of any Tax Audit (including any judicial or administrative proceeding), and any other matter with respect to Taxes; and (h) execute such powers of attorney as are reasonably requested and required by APD or any of APD’s Affiliates or Buyer or any of Buyer’s Affiliates on behalf of, as the case may be, Buyer or any of Buyer’s Affiliates or APD or any of APD’s Affiliates to enable the requesting party to represent the other party in a Tax Audit involving a Tax for which the requesting party is liable under Section 6.1 or under applicable Law. APD and Buyer hereby agree to reimburse each other for reasonable out-of-pocket expenses (excluding officers’ or employees’ salaries and general corporate overhead and other similar expenses) incurred by the other in connection with satisfying its obligations under this Section 6.7.

Section 6.8 Maintenance of Books and Records. Until the applicable statute of limitation (including periods of waiver) has expired for any Tax Return filed or required to be filed covering the periods up to and including the Closing Date (including any Straddle Periods), each of APD and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, shall retain all Tax work papers and related materials in its possession and under its control that were used in the preparation of any such Tax Return. Each party will notify the other party sixty (60) days prior to disposing of any Tax records relating to periods up to and including the Closing Date (including any Straddle Periods) and will deliver to the other party any such records requested by the other party.

Section 6.9 Section 338(g) Elections. Buyer shall not make (or permit to be made) any election under Section 338(g) of the Code (or any comparable applicable provision of state, local or foreign Tax Law) with respect to the Transferred PMD Companies; provided, however, that if requested by APD, Buyer shall make or cause to be made such timely and effective election or elections to the extent so requested with respect to the acquisition of any Transferred PMD Company other than US63 (a “Required 338 Entity”).

Section 6.10 Section 338(h)(10) Election. APD and Buyer shall join in making a valid and timely election under Section 338(h)(10) of the Code (and any comparable or applicable provision of state, local or foreign Tax Law) with respect to the purchase and sale of the shares of US63 (the “Section 338(h)(10) Election”). APD will execute and deliver to Buyer such document or forms as Buyer requests and are required by applicable Law for the Section 338(h)(10) Election to be made.

Section 6.11 Additional Post-Closing Tax Covenant. With respect to any of the Transferred PMD Companies that is characterized as a foreign corporation for U.S. federal income tax purposes, from the Closing Date through the end of any taxable period of such entity that includes the Closing Date, Buyer shall not, and shall cause its Affiliates (including the Transferred PMD Companies) not to, (i) undertake any intercompany reorganization, merger, stock sale, asset sale or other similar transaction outside the ordinary course of business with respect to such Transferred PMD Companies or (ii) enter into any transaction or take any action outside the ordinary course of business that (a) may be considered to constitute or result in the payment of an actual or deemed dividend for U.S. federal income Tax purposes by such Transferred PMD Company (including pursuant to Section 304 of the Code), (b) could reasonably be expected to result in a diminution of foreign tax credits that, absent any such transaction or action, may be claimed by APD or any of its Affiliates, (c) could result in the increase or diminution of any amount of earnings and profits of any such Transferred PMD Company (other than an increase or diminution attributable to ordinary business operations) or (d) could give rise to subpart F income, within the meaning of Section 952 of the Code, in each case without APD’s written consent, such consent not to be unreasonably withheld or conditioned or delayed beyond twenty (20) days following notice by Buyer to APD of its intent to undertake any of the actions described in this Section 6.11.

Section 6.12 Miscellaneous.

(a) Termination of Existing Tax Sharing Agreements. APD hereby agrees and covenants that any Tax Sharing Agreement to which any of the Transferred PMD Companies is a party will cease to apply to the Transferred PMD Companies as of the Closing Date.

(b) Conflict. This Article VI shall exclusively govern all indemnification claims with respect to Taxes.

ARTICLE VII

CONDITIONS TO THE SALE

Section 7.1 Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) No Injunction or Proceeding. No statute, rule, regulation, executive order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or restricts the consummation of the Sale nor shall any proceeding by any Governmental Authority seeking the foregoing be pending;

(b) Required Governmental Approvals. The Required Governmental Approvals shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with Required Governmental Approvals shall have expired or been terminated; and

(c) IT Ringfencing. Completion of the actions set forth on Schedule M (IT Ringfencing) shall have occurred, as described under “Closing Condition” in Schedule M.

Section 7.2 Conditions to the Obligations of APD to Effect the Sale. The obligation of APD to effect or cause the Sale and the other transactions contemplated hereby shall be subject to the fulfillment, or written waiver by APD, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The Buyer Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (provided that Buyer Fundamental Representations made as of a specified date shall be true and correct in all material respects only as of such specified date). The representations and warranties of Buyer contained in Article IV (other than the Buyer Fundamental Representations) shall be true and correct as of the Closing Date as though made on the Closing Date (provided that representations and warranties made as of a specified date shall be true and correct only as of such specified date) except where the failure to be true and correct (without regard to any materiality or “Material Adverse Effect” qualifications therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) Performance by Buyer. Buyer shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

(c) Certificates. Buyer shall have furnished APD with a certificate signed by an officer of Buyer to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) hereof have been satisfied.

Section 7.3 Conditions to the Obligations of Buyer to Effect the Sale. The obligation of Buyer to effect the Sale and the other transactions contemplated hereby shall be subject to the fulfillment, or written waiver by Buyer, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties of APD. The representations and warranties set forth in Section 3.6(c) (Absence of Certain Changes) shall be true and correct as of the Closing Date as though made on the Closing Date. The Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date; provided, that, the representations and warranties set forth in Section 3.3(a) (Capitalization) with respect to the ownership of the PMD Shares shall be deemed to be true and correct in all material respects if no more than 1% of the issued and outstanding PMD Shares of any Transferred PMD Company is owned by a Person other than the PMD Share Sellers. The representations and warranties of APD contained in Article III (other than the Fundamental Representations and the representations and warranties set forth in Section 3.6(c) (Absence of Certain Changes)) shall be true and correct as of the Closing Date as though made on the Closing Date (provided that representations and warranties made as of a specified date, shall be true and correct only as of such specified date), except where the failure to be true and correct (without regard to any materiality or “Material Adverse Effect” qualifications therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance by APD. APD shall have or caused to be performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Sellers on or prior to the Closing. APD shall have or caused to be performed all obligations and covenants contained in Section 1.1.

(c) Required Consents. All approvals, consents and waivers that are listed on Section 7.3(c) of the Seller’s Disclosure Schedule shall have been received, and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(d) Certificates. APD shall have furnished Buyer with such certificate signed by its executive officer of APD to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) hereof have been satisfied.

ARTICLE VIII

TERMINATION AND ABANDONMENT; INDEMNIFICATION

Section 8.1 Termination. This Agreement may only be terminated at any time prior to the Closing:

(a) by mutual written consent of APD and Buyer;

(b) by APD or Buyer if the Closing shall not have occurred on or before May 6, 2017 (the “Outside Date”); provided that if on the Outside Date the condition to the Closing set forth in Section 7.1(a) (if the failure to satisfy such condition is a result of a Regulatory Law) or Section 7.1(b) shall not have been satisfied but all other conditions to the Closing shall be satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be satisfied as of such date)), then either party shall have the right to extend the Outside Date an additional 90 days by notifying the other party in writing of such election before the Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including under Section 5.3) shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by APD or Buyer if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any material portion of the transactions contemplated hereunder and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the terminating party shall have fulfilled its obligations contained in Section 5.3 prior to exercising its right to termination hereunder;

(d) by Buyer upon written notice to APD, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of APD which would render the satisfaction of any conditions set forth in Section 7.3 incapable of fulfillment, such violation or breach has not been waived by Buyer, and (i) the breach has not been cured within 30 days following Buyer’s written notice of such breach or (ii) is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(d), if not exercised, shall terminate 60 days following delivery of such written notice; provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(e) by APD upon written notice to Buyer, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which would render the satisfaction of any conditions set forth in Section 7.2 incapable of fulfillment, such violation or breach has not been waived by APD, and (i) the breach has not been cured within 30 days following APD’s written notice of such breach or (ii) is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(e), if not exercised, shall terminate 60 days following delivery of such written notice; provided, further, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to APD if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(f) by APD upon written notice to Buyer, if Buyer fails to consummate the Closing within six (6) Business Days of the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that, by their nature, are to be satisfied at the Closing (provided that such conditions would have been satisfied as of such date) or the failure of which to be satisfied is attributable primarily to a breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement);

(g) by Buyer upon written notice to APD, if APD fails to consummate the Closing within six (6) Business Days of the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that, by their nature, are to be satisfied at the Closing (provided that such conditions would have been satisfied as of such date) or the failure of which to be satisfied is attributable primarily to a breach by APD of its representations, warranties, covenants or agreements contained in this Agreement).

Section 8.2 Procedure and Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party, and, except as set forth in this Section 8.2, this Agreement shall terminate and be void and have no effect and the transactions contemplated hereby shall be abandoned; provided that if (x) such termination shall result from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (y) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then such breaching party shall be fully liable for any and all damages of any kind incurred or suffered by the other party as a result of such failure or breach, including, with respect to Intentional Breaches by a party, damages for the lost value to the other party of the benefits of the transactions contemplated by the Agreement (which damages shall not be limited to out-of-pocket expenses, and which shall be determined without regard to any limitation on types or measurement of damages in this Agreement); provided, further, that any failure by Buyer to consummate the Closing at any time at which APD shall have the right to terminate this Agreement pursuant to Section 8.1(f) due to a breach by Buyer of its representations and warranties in Section 4.4 or a breach by Buyer of the obligations set forth in Section 5.26 shall be deemed to be an Intentional Breach by Buyer; provided, further, that nothing in this Section 8.2 shall limit Buyer’s obligation to pay the termination fee under Section 5.3(d), if payable; provided, further, that in the event that APD receives payment of the termination fee under Section 5.3(d), any damages recoverable by APD for an Intentional Breach under this Section 8.2 shall be reduced by the amount of the termination fee paid to APD under Section 5.3(d). If this Agreement is terminated as provided herein:

(a) each party hereto will redeliver, and will cause its agents (including attorneys and accountants) to redeliver, all documents, work papers and other material of each party hereto relating to the transactions contemplated hereby, whether obtained before or after the execution hereof;

(b) all Information received by Buyer with respect to the business, operations, Assets or financial condition of APD or its Subsidiaries shall remain subject to the Confidentiality Agreement; and

(c) notwithstanding the termination hereof, the following Sections of this Agreement shall remain in full force and effect: (A) Sections 3.18 and 4.9 relating to brokers, (B) Sections 5.3(d), 5.13 and 8.1 and this Section 8.2 and (C) Article IX.

Section 8.3 Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate on the 18 month anniversary of the Closing Date; provided that (i) the Fundamental Representations and the Buyer Fundamental Representations survive the Closing indefinitely, (ii) the representations and warranties set forth in (A) Section 3.11 (Employee Benefit Plans; ERISA), (B) Section 3.13 (Environmental Matters), (C) Section 3.14(a) (Title to Owned Real Property) and (D) Section 3.16(a) (Title to Assets), in each case, shall survive the Closing and thereupon terminate on the three (3) year anniversary of the Closing Date and (iii) the representations and warranties set forth in Section 3.10 (Taxes) shall survive the Closing and shall thereupon terminate upon thirty (30) days following the expiration of the applicable statute of limitations. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; provided that for the avoidance of doubt, (x) the obligations of Buyer to assume, and to indemnify APD Indemnified Parties for, the Assumed Liabilities and (y) the obligations of APD to retain, and indemnify Buyer Indemnified Parties for, the Retained Liabilities shall in each case survive the Closing indefinitely. Claims with respect to breaches of all other covenants and agreements contained herein shall survive the Closing and shall thereupon terminate on the 18 month anniversary of the Closing Date.

Section 8.4 Indemnification. This Article VIII shall not limit in any way the parties’ obligations under Article VI.

(a) From and after Closing, and subject to Section 8.3 and this Section 8.4, APD shall indemnify and hold harmless Buyer and its Subsidiaries and the Transferred PMD Companies and each of their Affiliates and each of Buyer’s, its Subsidiaries’, the Transferred PMD Companies and their respective Affiliates’ respective officers, directors, employees, and agents (collectively, the “Buyer Indemnified Parties”) from and against any Losses (other than indemnification relating to Taxes, which shall be covered exclusively by Article VI) to the extent arising from or in connection with (i) the failure of the Sellers to duly perform or observe any covenant, agreement or obligation to be performed or observed by the Sellers pursuant to this Agreement or any Related Agreement, (ii) any of the Retained Liabilities, (iii) any breach of any representation or warranty of APD set forth in Article III of this Agreement (other than Section 3.10) or in any certificate delivered by or on behalf of APD pursuant to this Agreement, (iv) subject to the limitations set forth in Section 8.4(l), APD-

Indemnified Environmental Liabilities or (v) the Losses described in the last sentence of Section 5.36. Buyer shall take and shall cause its Subsidiaries and Affiliates to take all commercially reasonable steps, to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise to such Loss.

(b) From and after Closing, and subject to Section 8.3 and this Section 8.4, Buyer shall indemnify and hold harmless APD and its Subsidiaries and each of their Affiliates and each of APD’s, its Subsidiaries’ and its Affiliates’ respective officers, directors, employees, and agents (collectively, the “APD Indemnified Parties”) from and against any Losses to the extent arising from or in connection with (i) the failure of Buyer to duly perform or observe any covenant, agreement or obligation to be performed or observed by Buyer pursuant to this Agreement or any Related Agreement, (ii) any of the Assumed Liabilities, except that with respect to APD-Indemnified Environmental Liabilities, Buyer shall not have an obligation to indemnify the APD Indemnified Parties to the extent that Buyer Indemnified Parties have a right to indemnification pursuant to Section 8.4(a)(iv), taking into account any limitations on such right set forth in this Article VIII, or (iii) any breach of any representation or warranty of Buyer set forth in Article IV of this Agreement or in any certificate delivered by or on behalf of Buyer pursuant to this Agreement. APD shall take and shall cause its Subsidiaries and Affiliates to take all commercially reasonable steps, to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise to such Loss.

(c) Any calculation of Losses for purposes of this Section 8.4 (including for purposes of determining the amount of Losses for purposes of sub-sections (h) and (i) below) or any indemnity payments made under Article VI hereof shall be (i) net of any insurance or other third party recovery received by the Indemnified Party (whether paid directly to such Indemnified Party or assigned by the Indemnifying Party to such Indemnified Party) less the amount of any increases in premiums attributable to such claim and (ii) reduced to take account of any Tax benefit actually realized by the Indemnified Party as a result of any such Losses or Taxes in the year in which such Losses or Taxes are incurred or in the immediately following year. The amount of any Tax benefit actually realized by an Indemnified Party shall be (i) calculated on a “with-and-without basis”, after taking into account all other Tax attributes of such Indemnified Party and any taxable income recognized by the Indemnified Party from the receipt of any related indemnity payment, and (ii) in the case of a Tax benefit for which the related indemnity payment will result in decreased depreciation or amortization deductions to the Indemnified Party, shall be reduced by 50%. Any indemnity payment under this Agreement or any payment made by APD or Buyer pursuant to Section 6.5 in satisfaction of a Transfer Tax that is the responsibility of the other party under local Law shall be treated as an adjustment to the Purchase Price, for all Tax purposes, unless a Final Determination with respect to the Indemnified Party or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for Tax purposes. Each of the parties shall notify the other parties if it receives notice that any Tax Authority proposes to treat any indemnity payment under this Agreement as other than an adjustment to the Purchase Price for Tax purposes. A party (and its Affiliates) shall not be deemed to have suffered a “Loss” with respect to an item to the extent such party was actually compensated therefor by reason of an increase in the amount otherwise paid to it or a reduction in the amount otherwise paid by it pursuant to Section 2.5 hereof.

(d) No Action or claim for Losses subject to indemnification under this Section 8.4 with respect to a breach of any representation, warranty, covenant or agreement contained in this Agreement shall be brought or made after the date on which such representation, warranty, covenant or agreement shall terminate pursuant to Section 8.3 hereof, regardless of when the facts underlying such claim are first discovered; provided, however, that any claim made after the Closing and prior to such termination date with reasonable specificity by the Indemnified Party to the Indemnifying Party shall survive (and be subject to indemnification) until it is finally and fully resolved.

(e) Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Losses to the extent such Liability (or lack thereof) was specifically addressed or taken into account in determining the Final Adjustment Amounts.

(f) (i) Upon receipt by a Buyer Indemnified Party or APD Indemnified Party (the “Indemnified Party”) of notice from a third party of any action, suit, proceeding, claim, demand or assessment (a “Third Party Claim”) against such Indemnified Party which might give rise to a claim for Losses under this Section 8.4, the Indemnified Party (or APD or Buyer on behalf of an Indemnified Party) shall promptly give written notice thereof to the party from whom indemnification is sought (the “Indemnifying Party”) setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of particular sections of this Agreement pursuant to which indemnification is being sought), a copy of any documentation received from the third party and, to the extent then possible, an estimate of the Losses relating thereto; provided, however, that failure to give such notice shall not eliminate the right to indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure. Except as specifically provided in Section 8.4(k), the Indemnifying Party shall have the right, at its option, within twenty (20) Business Days, to assume by written notice the defense of, at its own expense and by its own counsel, any such matter as to which the Indemnified Party is seeking indemnification hereunder; provided that the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (A) such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or (B) to the extent such Third Party Claim relates to Taxes (which shall be subject to Article VI); provided, further, that in any such case, the Indemnifying Party shall have the right to retain its own counsel (but the fees and expenses of such counsel shall be at the expense of the Indemnifying Party) and participate in the defense of such Third Party Claim. If the Indemnifying Party shall, in accordance with the preceding sentence, undertake to compromise or defend any such asserted liability, it shall notify the Indemnified Party in writing of such undertaking and its intention to do so, and the Indemnified Party shall, and cause its Subsidiaries to, cooperate fully with the Indemnifying Party and its counsel (at the Indemnifying Party’s expense) in the compromise of, or defense against, any such asserted liability, (C) the primary objective of such Third Party Claim is to seek injunctive or other equitable relief against the Indemnified Party, (D) the Indemnified Party’s potential Losses in excess of the Cap exceed the Indemnifying Party’s potential indemnification obligations hereunder or (E) the Indemnifying Party does not agree in writing that it would be obligated (without reservation of any rights) to pay all Losses arising from or related to such Third Party Claim (subject to the limitations of indemnification contained in this Section 8.4, if applicable) if such claim was valid and indemnifiable; provided, however, that the Indemnifying Party shall not settle any such asserted liability without the written consent of the Indemnified Party (not to be unreasonably withheld) unless such settlement releases the Indemnified Party in connection with such matter and provides relief consisting solely of money damages borne by the Indemnifying Party. Except with respect to Existing APD Actions, notwithstanding an election of the Indemnifying Party to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding. The Indemnifying Party shall bear the reasonable fees, costs and expenses of one such separate counsel pursuant to the preceding sentence in each jurisdiction (and shall pay such fees, costs and expenses at least quarterly), if, but only if, (A) the defendants in, or targets of, any such action or proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on a written opinion of counsel (which may be inside counsel), that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such proceeding (in which case the Indemnifying Party shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Party) or (B) the Indemnifying Party shall not have employed counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party within a reasonable time after notice of the institution of such action or proceeding. In any event, the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel and to the extent the Indemnified Party asserts any position in any proceeding that is inconsistent with the position asserted by the Indemnifying Party that increases the Loss, the Indemnifying Party shall not have any indemnification obligation to the extent of such increased Loss.

(ii) Except as specifically provided in Section 8.4(k), if the Indemnifying Party does not undertake to compromise or defend any Third Party Claim within twenty (20) Business Days pursuant to Section 8.4(f)(i) above, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but in such case, the Indemnified Party shall control the investigation and defense of the asserted liability; provided, however, that the Indemnified Party shall not consent to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party’s decision to allow the Indemnified Party to take the lead with respect to any indemnity obligation of the Indemnifying Party shall not limit, expand or otherwise affect the Indemnifying Party’s obligation to indemnify the Indemnified Party with respect to any such indemnity obligation, and if an Indemnified Party settles a Third Party Claim it is defending pursuant to this Section 8.4(f)(ii) without obtaining the Indemnifying Party’s written consent to such settlement in violation of the immediately preceding sentence, then the Indemnifying Party shall be relieved of its indemnification obligations hereunder with respect to such Third Party Claim.

(iii) In the event any Indemnified Party should have an indemnification claim against any Indemnifying Party under this Agreement that does not involve a claim by a third party, promptly after becoming aware of any facts or circumstances which the Indemnified Party believes have given or would reasonably be expected to give rise to a right of indemnification pursuant to this Agreement, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party in writing setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of particular sections of this Agreement pursuant to which indemnification is being sought) and to the extent then possible, an estimate of the Losses relating thereto. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party, except to the extent that the Indemnifying Party has been prejudiced by such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute for thirty (30) days following notice of such claim and, if not resolved through negotiations during such 30-day period, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction in accordance with Section 9.9.

(g) The indemnification provisions of this Agreement (i) shall be the sole and exclusive remedy (other than Article VI and injunctive relief or specific performance as contemplated by Section 9.7) following the Closing with respect to any breach or non-fulfillment of any representation, warranty, agreement, covenant or any other obligation contained in this Agreement, the IP Assignment Agreement or, in each case, the Exhibits or Schedules thereto, (ii) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (iii) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law (including rights under any workers compensation statute or similar statute conferring immunity from suit). In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against APD or any of its Affiliates or Buyer or any of its Affiliates, as the case may be, arising under or based upon any Law (including any such Law relating to environmental matters (including Environmental Laws) or arising under or based upon any securities Law, common Law or otherwise). The obligations of the parties set forth in this Section 8.4 shall be conditioned upon the Closing having occurred. Without limiting the generality of the foregoing, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement and the Related Agreements. For the avoidance of doubt, nothing in this Section 8.4(g) shall limit any Person’s right to seek and obtain any remedy on account of fraud by any Person.

(h) Notwithstanding anything to the contrary set forth herein and subject to Section 8.4(j), neither APD nor Buyer shall be required to provide indemnification for Losses under Section 8.4(a)(iii), Section 8.4(a)(iv) (to the extent set forth in Section 8.4(l)(ii)(C)) and Section 8.4(b)(iii) to the Buyer Indemnified Parties or APD Indemnified Parties, respectively, (i) for any individual item or series of related items to the extent arising out of the same or similar facts and circumstances where the Loss relating thereto is less than $750,000 (the “De Minimis Claim Threshold”) or (ii) in respect of each individual item or series of related items to the extent arising out of the same or similar facts and circumstances where the Loss relating thereto is equal to or greater than the De Minimis Claim Threshold, unless the aggregate amount of all such Losses incurred by the Buyer Indemnified Parties or APD Indemnified Parties, as applicable, with respect to such breaches (in the aggregate), exceeds $35,000,000 (the “Basket”), in which case the obligation to provide indemnification under

Section 8.4(a)(iii) and Section 8.4(a)(iv) (to the extent set forth in Section 8.4(l)(ii)(C)) and Section 8.4(b)(iii) to the Buyer Indemnified Parties or APD Indemnified Parties, as the case may be, shall only apply with respect to such amounts that are in excess of the Basket.

(i) Notwithstanding anything to the contrary set forth herein and subject to Section 8.4(j), neither APD nor Buyer shall be required to make payments for indemnification to Buyer Indemnified Parties or the APD Indemnified Parties, respectively, under Sections 8.4(a)(iii), Section 8.4(a)(iv) and Section 8.4(b)(iii) when the aggregate amounts paid by APD or Buyer, as applicable, with respect thereto exceeds $380,000,000 (the “Cap”).

(j) Notwithstanding anything to the contrary set forth herein, (i) neither the Basket nor the Cap shall apply to any claim involving Losses to the extent arising out of or relating to a breach of any Fundamental Representation, Buyer Fundamental Representation or any claim involving Losses resulting from fraud and (ii) the De Minimis Claim Threshold shall not apply to any claim involving Losses to the extent arising out of or relating to a breach of any Fundamental Representation, any Buyer Fundamental Representation or any claim involving Losses resulting from fraud.

(k) For purposes of determining (i) the occurrence of a breach of, or inaccuracy in, any representations or warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement (except for the representations and warranties set forth in Section 3.5 (Financial Statements), Section 3.6(c) (Absence of Certain Changes), Section 3.11(a) (Employee Benefit Plans; ERISA), Section 3.16(c) (Condition of Assets) and the first paragraph (inclusive of (a) through (i) of such paragraph and the definition of “Material Contracts”) of Section 3.17 (Contracts)), or (ii) the amount of Losses resulting from a breach of, or inaccuracy in, any representations or warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement, all qualifications as to “materiality”, “material”, “in all material respects”, “materially adverse”, or “Material Adverse Effect” contained therein shall not be given effect.

(l) Additional Provisions Related to Environmental Matters:

(i) For the avoidance of doubt, all of the provisions of Section 8.4 shall also be applicable to claims related to environmental matters, except to the extent that there is a conflict between such provisions and this Section 8.4(l), in which case this Section 8.4(l) shall control.

(ii) Sellers’ obligation to indemnify any Buyer Indemnified Parties pursuant to Section 8.4(a)(iv) (APD-Indemnified Environmental Liabilities) shall be limited to the percentage of the Losses as follows:

(A) With respect to any Remediation Liabilities:

(a) For each claim made in good faith between the Closing Date and the day immediately prior to the second anniversary of the Closing Date: one hundred percent (100%) of the Losses arising from such claim.

(b) For each claim made in good faith between the second anniversary of the Closing Date and the day immediately prior to the third anniversary of the Closing Date: ninety percent (90%) of the Losses arising from such claim.

(c) For each claim made in good faith between the third anniversary of the Closing Date and the day immediately prior to the fourth anniversary of the Closing Date: eighty percent (80%) of the Losses arising from such claim.

(d) For each claim made in good faith between the fourth anniversary of the Closing Date and the day immediately prior to the fifth anniversary of the Closing Date: seventy percent (70%) of the Losses arising from such claim.

(e) For each claim made in good faith between the fifth anniversary of the Closing Date and the day immediately prior to the sixth anniversary of the Closing Date: sixty percent (60%) of the Losses arising from such claim.

(f) For each claim made in good faith between the sixth anniversary of the Closing Date and the day immediately prior to the seventh anniversary of the Closing Date: forty percent (40%) of the Losses arising from such claim.

(g) For each claim made in good faith between the seventh anniversary of the Closing Date and the day immediately prior to the eighth anniversary of the Closing Date: twenty percent (20%) of the Losses arising from such claim.

(h) Notwithstanding anything to the contrary contained herein, Sellers shall not be responsible for, nor be required to indemnify any Buyer Indemnified Parties with respect to any claim for Remediation Liabilities pursuant to Section 8.4(a)(iv) asserted on or after the eighth anniversary of the Closing Date.

(B) With respect to Environmental Compliance Liabilities:

(a) For each claim made in good faith between the Closing Date and the day immediately prior to the second anniversary of the Closing Date: one hundred percent (100%) of the Losses arising from such claim.

(b) For each claim made in good faith between the second anniversary of the Closing Date and the day immediately prior to the third anniversary of the Closing Date: ninety percent (90%) of the Losses arising from such claim.

(c) Notwithstanding anything to the contrary contained herein, Sellers shall not be responsible for, nor be required to indemnify any Buyer Indemnified Parties with respect to any claim for Environmental Compliance Liabilities pursuant to Section 8.4(a)(iv) asserted on or after the third anniversary of the Closing Date.

(C) Notwithstanding anything to the contrary set forth herein, (1) until the sixth anniversary of the Closing Date, Sellers shall not be required to provide indemnification for Losses under Section 8.4(a)(iv) for any individual item or series of related items (x) where the Loss relating thereto is less than the De Minimis Claim Threshold or (y) where the Loss relating thereto is equal to or greater than the De Minimis Claim Threshold, unless the aggregate amount of all Losses subject to indemnification under Section 8.4(a) (iii) and (iv) exceeds the Basket, in which case the obligation to provide indemnification under Section 8.4(a)(iv) shall only apply to such amounts that are in excess of the Basket and (2) from the sixth anniversary to the eighth anniversary of the Closing Date, Sellers shall not be required to provide indemnification for Losses under Section 8.4(a)(iv) for any individual item or series of related items where the Loss relating thereto is less than the De Minimis Claim Threshold, it being understood that any individual item or series of related items that is equal to or in excess of the De Minimis Claim Threshold shall be indemnifiable for Losses in excess of the De Minimis Claim Threshold and not be subject to the Basket.

(D) Notwithstanding anything to the contrary set forth herein, Sellers shall not be required to make payments for indemnification under Section 8.4(a)(iv) when the aggregate amount of all payments by Sellers under Section 8.4(a)(iii) and (iv) with respect thereto exceeds the Cap.

(iii) Notwithstanding anything to the contrary set forth herein, Sellers’ indemnity obligation pursuant to Section 8.4(a) with respect to (w) any breach of APD’s representations and warranties set forth in Section 3.13, (x) APD-Indemnified Environmental Liabilities, (y) Known Environmental Matters and (z) APD Landlord Real Property Hazardous Substance Liabilities, in each case, shall be subject to the following limitations:

(A) Sellers shall not be responsible for any Losses, including costs of Cleanup, to the extent such Losses are incurred due to any change in use of the facilities from manufacturing to any other use; provided that such limitation shall not apply to changes in use to the extent that such activities are implemented by APD or any other PMD Asset Seller.

(B) Sellers shall only be responsible for Losses to the extent that such Losses arise out of matters: (1) in order to correct a violation of Environmental Laws that is the subject of an indemnification obligation as an Environmental Compliance Liability; (2) when there is an obligation under Environmental Law or Environmental Permit to undertake an investigation or Cleanup; (3) when there is a valid order or other directive of a Governmental Authority to undertake such investigation or Cleanup or correct an Environmental Compliance Liability; (4) when a settlement has been reached with a Governmental Authority or other person, which, with respect to such settlement, Buyer has complied with the applicable provisions of this Agreement with respect to the defense and resolution of the claim leading to such settlement; and (5) to the extent that a Third Party Claim has been asserted by a Governmental Authority or other person, the undertaking of actions to respond or resolve such claim is reasonably prudent and has been consented to by Sellers (such consent not to be unreasonably denied or delayed, provided that Buyer has complied with the applicable provisions of this Agreement with respect to such Third Party Claim).

(C) Sellers shall not be responsible for any Losses that result from a decision by Buyer to close, in whole or in part, any of its facilities or operations, including by way of example, any obligation to undertake investigation and Cleanup of environmental media that is triggered by such closure; provided that this limitation shall not apply to Losses (1) incurred to undertake Cleanup with respect to a decision by Sellers to close or remove regulated environmental units, such as underground storage tanks, that are not undertaken in connection with the complete cessation of operations at a facility or (2) that result from decisions to close facilities or operations that are implemented by Sellers at APD Landlord Real Property.

(D) Sellers shall not be responsible for costs of Cleanup or other Losses arising out of or related to any environmental investigation, assessment, study or other remedial or corrective action that any Buyer Indemnified Party voluntarily initiates, performs or causes to be performed by any Person or Governmental Authority after the Closing Date (“Post-Closing Environmental Activities”) and Buyer shall indemnify and hold harmless APD Indemnified Parties for any Losses resulting from such actions, provided, that the foregoing shall not apply to (1) Post-Closing Environmental Activities undertaken as a result of investigation or Cleanup that is conducted pursuant to this Agreement to address the presence or a Release of Hazardous Substances that is subject to indemnification pursuant to Section 8.4(a) or (2) the extent that Buyer Indemnified Parties identify such issues as a result of (t) a requirement to conduct such Post-Closing Environmental Activities pursuant to Environmental Laws, an Environmental Permit (including any closure requirement set forth in any such Environmental Permit; provided that Section 8.4(l)(iii)(C) shall remain applicable as to whether any Losses related to such closure are indemnifiable), or a facially valid directive of a Governmental Authority; (v) Post-Closing Environmental Activities reasonably undertaken in response to an Environmental Claim asserted by any Person or Governmental Authority, with the consent of APD, which shall not be unreasonably withheld or delayed; (w) Post-Closing Environmental Activities reasonably undertaken due to written notice of a condition that reasonably suggests an imminent and substantial endangerment to workers or others on site or sensitive environmental receptors; (x) a non-intrusive environmental compliance audit that the Buyer Indemnified Party undertakes as part of its regular and routine environmental management practices; (y) legitimate work undertaken to repair equipment or facilities or in connection with expansion or modification of operations; or (z) if APD consents to such Post-Closing Environmental Activities.

(E) If any Buyer Indemnified Party sells (or otherwise ceases to own) any Real Property and the right of Buyer Indemnified Parties to indemnification with respect to (1) Section 8.4(a)(iii) for breach of the representations set forth in Section 3.13, (2) APD-Indemnified Environmental

Liabilities, (3) Known Environmental Matters and (4) APD Landlord Real Property Hazardous Substance Liabilities has not terminated or expired, Buyer shall make a good faith effort or shall cause said Buyer Indemnified Party to make a good faith effort to: (x) include Section 8.4(l)(iii)(A) or equivalent language in the purchase and sale agreement, if applicable, and (y) include language requiring the Buyer to agree that any indemnification with respect to environmental contamination shall be based on the industrial nature of the Real Property and shall include the use of institutional and engineering controls, including deed restrictions, if applicable and necessary, with respect to the Cleanup of such contamination.

(F) For the avoidance of doubt, Sellers shall be responsible for any operating, reporting, and well-closure costs associated with on-going monitoring required after the date a determination is received from the Governmental Authority with jurisdiction over the real property in question that no further action is required with respect to the alleged or actual contamination of soil, groundwater or surface water that is the subject of an indemnification claim (“Remediation Completion Date”); provided, that this provision does not apply to groundwater monitoring that may be required at the Wichita Real Property as a result of a hazardous waste corrective action permit that may be issued for this property, which obligation shall be the obligation and responsibility of Buyer.

(G) Sellers shall not be responsible for the performance of or costs of operation and maintenance incurred after the Remediation Completion Date associated with any institutional or engineering controls implemented as part of Cleanup; provided that this limitation shall not apply to APD Landlord Real Property Hazardous Substance Liabilities. Without limiting the foregoing, Buyer agrees that it shall be responsible for the performance of and the costs of operations and maintenance associated with the engineering and institutional controls with respect to the former evaporation pond and former drum storage area that located on property purchased by APD Manufacturing Corporation from Abbott Laboratories pursuant to the Abbott 2011 Agreement and shall be responsible for all Losses resulting from actions at said property that disturb said controls, including excavation of contaminated soils in such areas.

(H) Neither party shall be obligated to indemnify the other party for any costs and expenses associated with oversight of the other party’s performance of its defense and indemnity obligations, including costs of outside consultants or attorneys or internal costs attributed to the time spent on an indemnified matter by the other party’s management or employees.

(iv) With respect to any indemnity obligation of Sellers arising from or in connection with the Known Environmental Matters (excluding (a) the agreed upon investigation/corrective action to address potential vapor intrusion relating to the Milton, WI facility, as to which the obligations and rights of the parties are to be governed by Section 5.37 of this Agreement; and (b) the Known Environmental Matters relating to Wichita, KS, as set forth on Item 5 of the Known Environmental Matters schedule, and Vernon, CA, as set forth on Item 8 of the Known Environmental Matters schedule) and the APD Landlord Real Property Hazardous Substance Liabilities, to the extent such indemnity obligation (1) relates to a Third Party Claim, APD shall have the right to defend, compromise and settle any and all such Third Party Claims, and (2) relates to (i) the investigation or Cleanup of any exposure to or Release of any Hazardous Substance or (ii) the investigation of or corrective action for any potential or actual non-compliance with Environmental Laws, APD shall have the right to take the lead and implement any such investigation, corrective action or Cleanup, provided that APD shall do so in accordance with all applicable Environmental Laws and Environmental Permits, including the Pasadena Hazardous Waste Permit and the Calvert City Solid Waste Permit and any related plans addressing investigation or Cleanup, and any other applicable directive or requirement of Governmental Authorities with jurisdiction over such matters. Buyer may, at its own expense, remain involved in the performance of any action respecting clauses (1) and (2) of the preceding sentence (except to the extent that such involvement would unreasonably interfere with the performance of the work), and APD shall promptly provide copies to Buyer of all notices, correspondence, draft reports and final reports related to such matter. However, for the avoidance of doubt, Buyer’s involvement as provided in this Section 8.4(l)(iv) shall not include communications or contact of any nature whatsoever with any Person or Governmental Authority except as specifically approved in writing by APD or as otherwise expressly authorized pursuant to this Agreement. APD shall undertake any such work required herein in a manner designed to minimize any disruption, to the extent reasonably practicable, with the conduct of Buyer’s operations, if any, at the real property in question. Buyer shall agree to allow access to conduct any of the work contemplated herein and shall fully cooperate with APD in the performance of the work. Notwithstanding the foregoing, with respect to any Environmental Compliance Liability matter that involves taking actions to correct noncompliance with applicable Environmental Law, the Buyer Indemnified Parties shall have the right to control such corrective actions in accordance with Section 8.4(l)(vii).

(v) With respect to any indemnity obligation of Sellers for or pursuant to (A) Section 8.4(a)(iii) for any breach of APD’s representations and warranties set forth in Section 3.13, (B) APD-Indemnified Environmental Liabilities, and (C) the Known Environmental Matters relating to Wichita, KS (as set forth on Item 5 of the Known Environmental Matters schedule) and Vernon, CA (as set forth on Item 8 of the Known Environmental Matters schedule), to the extent such indemnity obligation (1) relates to a Third Party Claim, Buyer Indemnified Parties shall have the right to defend, compromise and settle any and all such Third Party Claims, and (2) relates to (x) the investigation or Cleanup of any exposure to or Release of Hazardous Substance, which investigation or Cleanup shall be governed by Section 8.4(l)(vi) below, or (y) the investigation of or corrective action for any potential or actual non-compliance with Environmental Laws, Buyer Indemnified Parties shall have the right to take the lead and implement any such investigation, corrective action or Cleanup, subject to the provisions of Section 8.4(l)(vii) below. APD may, at its own expense, remain involved in the performance of any action respecting clauses (1) and (2) of the preceding sentence (except to the extent that such involvement would unreasonably interfere with the performance of the work), and Buyer shall promptly provide copies to APD of all notices, correspondence, draft reports and final reports related to such matter. However, for the avoidance of doubt, APD’s involvement as provided in this Section 8.4(l)(v) shall not include communications or contact of any nature whatsoever with any Person or Governmental Authority except as specifically pre-approved in writing by Buyer or as otherwise expressly authorized pursuant to this Agreement. To the extent relevant, APD shall agree to allow Buyer Indemnified Parties and their Representatives access to conduct any of the work contemplated herein and shall fully cooperate with Buyer Indemnified Parties and their Representatives in the performance of the work.

(vi) With respect to any indemnity obligation of Sellers with respect to (w) Section 8.4(a)(iii) for any breach of APD’s representations and warranties set forth in Section 3.13, (x) APD-Indemnified Environmental Liabilities, and (y) the Known Environmental Matters relating to the Wichita, KS (as set forth on Item 5 of the Known Environmental Matters schedule) and Vernon, CA (as set forth on Item 8 of the Known Environmental Matters schedule), to the extent such indemnity obligation relates to the investigation or Cleanup of any Release of any Hazardous Substance (“Indemnified Remediation Activities”) the following provisions shall apply:

(A) Buyer Indemnified Parties shall have control over the Indemnified Remediation Activities and shall conduct such Indemnified Remediation Activities in accordance with all applicable Environmental Laws;

(B) Sellers’ indemnification obligations for Losses arising from Indemnified Remediation Activities are limited to their share of the amount which is equal to the cost of satisfying the Remediation Requirement, as determined pursuant to this Section 8.4(l)(vi).

(C) Within 180 days of APD’s receipt from Buyer Indemnified Parties of notice of a matter that is subject to indemnification pursuant to this Agreement, APD shall submit to the Buyer Indemnified Parties a plan reflecting the activities, if any, necessary to satisfy the Remediation Requirement with respect to said matter (“Baseline Remediation Plan”); provided, that if based on the circumstances of the matter, the parties agree that there is a need to act more quickly to respond to the obligations of Environmental Law, an order or directive of a Governmental Authority, or for some other reason, APD shall submit such Baseline Remediation Plan on a more timely basis as agreed to by the parties. The Baseline Remediation Plan must be prepared by an environmental consultant (“Baseline Consultant”) nationally recognized in the country in which the subject Real Property is located. The Baseline Remediation Plan must include the Baseline Consultant’s estimate of the net present value of the cost of implementing, obtaining applicable Environmental Permits for, and operating and maintaining the activities set forth in the Baseline Remediation Plan, using factors and discount rates that are customary in the environmental consulting and engineering business. The Baseline Consultant shall base the Baseline Remediation Plan on the information available to APD and the Buyer Indemnified Parties with respect to the environmental conditions that are the subject of the investigation or Cleanup. The parties shall coordinate to provide such information to the Baseline Consultant.

(D) APD shall promptly notify the Buyer Indemnified Parties if the Baseline Consultant concludes that it does not have sufficient information to determine whether any action is necessary to comply with the Remediation Requirement with respect to the matter, or, if action is required to comply with the Remediation Requirement, the available information is not sufficient to prepare a Baseline Remediation Plan. In that event, APD shall have the right, but not the obligation, to conduct, at its sole expense, such investigation, including environmental sampling, as it reasonably believes is necessary to obtain information to allow the Baseline Consultant to prepare a Baseline Remediation Plan as contemplated in this Section 8.4(l)(vi) and shall undertake commercially reasonable efforts to minimize any resulting disruption of the operations of the Buyer’s operations. The Buyer Indemnified Parties shall grant APD and the Baseline Consultant reasonable access to the Real Property in question for the purposes of conducting such investigation. If investigation activities are undertaken pursuant to this Section 8.4(l)(vi)(D), APD shall submit a Baseline Remediation Plan within ninety (90) days of the completion of such activities, unless the parties have agreed in writing to an extension of such time or that such investigation must be completed in a shorter amount of time.

(E) The Buyer Indemnified Parties shall have thirty (30) days from the date they receive the Baseline Remediation Plan to notify APD whether they concur with the findings of the Baseline Remediation Plan; provided, that if based on the circumstances of the matter, the parties agree that there is a need to act more quickly to respond to the obligations of Environmental Law, an order or directive of a Governmental Authority, or for some other reason, the Buyer Indemnified Parties shall provide such response to the Baseline Remediation Plan on a more timely basis as agreed to by the parties. If the Buyer Indemnified Parties fail to notify APD of any disagreement with the Baseline Remediation Plan within such thirty (30) day period (or such other period as agreed to by the parties), the Buyer Indemnified Parties shall be deemed to have agreed to such Baseline Remediation Plan and waived any right of disagreement with respect thereto, unless the parties have agreed in writing to an extension of time to respond. If the Buyer Indemnified Parties concur with the Baseline Remediation Plan or have not notified APD of any disagreement with the Baseline Remediation Plan within the time period provided in this Section 8.4(l)(vi)(E), the Baseline Remediation Plan shall be considered final (“Final Baseline Remediation Plan”), and Sellers’ indemnification obligation with respect to the subject Indemnified Remediation Activities shall be limited to their share of the Losses and shall not exceed the amount of the estimate contained in such Final Baseline Remediation Plan, except as adjusted as a result of a Material Change in Condition or a bi-annual review as provided in Section 8.4(l)(vi)(G) below.

(F) In the event that the Buyer Indemnified Parties and APD disagree on a material component of the Baseline Remediation Plan, the parties shall thereupon attempt in good faith to resolve any differences. If the parties are unable to reach such conclusion on their own within sixty (60) days of submission of the Baseline Remediation Plan (or such shorter time as the parties reasonably agree is necessary under the circumstances), they shall submit the dispute for resolution to a mutually acceptable, nationally recognized environmental consulting firm (“Arbiter”), the cost of which will be shared equally by the parties. If APD and Buyer Indemnified Parties cannot reach agreement on the selection of a single Arbiter, APD and the Buyer Indemnified Parties each will select an environmental consultant to confer with an environmental consultant chosen by the other to jointly select a consultant who will serve as the Arbiter. The standard governing the dispute resolution process shall be whether the Baseline Remediation Plan satisfies the Remediation Requirement with respect to such matter and comports with Section 8.4(l)(vi)(C) above. If the Arbiter finds that the Baseline Remediation Plan does not satisfy the Remediation Requirement and comport with Section 8.4(l)(vi)(C) above, the Arbiter shall provide its own Baseline Remediation Plan (now the “Final Baseline Remediation Plan”) that satisfies the Remediation Requirement and contains the information required in Section 8.4(l)(vi)(C) above. In the event that the Arbiter issues a Final Baseline Remediation Plan, Sellers’ obligation with respect to the subject Indemnified Remediation Activities shall be limited to their share of the Losses and shall not exceed the amount of the estimate contained in the Final Baseline Remediation Plan, except as adjusted as a result of a Material Change in Condition or a bi-annual review as provided in Section 8.4(l)(vi)(G) below.

(G) The parties shall repeat the estimation process set forth in Section 8.4(l)(vi)(A)-(E) above (1) every two (2) years with respect to any Indemnified Remediation Activities until Cleanup is complete; and (2) upon provision by Buyer Indemnified Parties of notice to APD of discovery of any facts relating to a an indemnified matter indicating that the nature or extent of the environmental conditions or the Cleanup required to comply with the Remediation Requirement with respect to such indemnified matter are materially different than contemplated in the prior Final Baseline Remediation Plan (“Material Change in Condition”).

(H) APD and Sellers and the Buyer Indemnified Parties shall cooperate in good faith to meet any deadline imposed by Environmental Laws for the completion of any activities under this Section 8.4(l).

(vii) For the avoidance of doubt, Sellers shall be responsible for any Losses associated with taking any actions to correct any actual or alleged violations of Environmental Laws subject to indemnification, including any capital improvements and repairs and modifications to capital improvements associated with any property such as, without limitation, the installation of new or upgrading existing pollution control equipment (collectively “Corrective Action”); provided that Sellers responsibility for Losses arising from Corrective Action shall be limited to those costs minimally necessary to comply with applicable Environmental Laws, correct any alleged or actual violation of Environmental Laws, and comply with any applicable directive or order of or settlement agreement with any Governmental Authority or third party with respect to the subject violations, taking into account only those costs for Corrective Action that would be necessary to address operations as they existed on the Closing Date to comply with

Environmental Law in effect as of the Closing Date (“Corrective Action Baseline Costs”). Without limiting the foregoing, APD may, at its own expense, remain involved in the performance of any such Corrective Action (except to the extent that such involvement would unreasonably interfere with the performance of the work), and Buyer shall promptly provide copies to APD of all notices, correspondence, draft reports and final reports related to such matter. However, for the avoidance of doubt, APD’s involvement as provided in this Section 8.4(l)(vii) shall not include communications or contact of any nature whatsoever with any Person or Governmental Authority except as specifically pre-approved in writing by Buyer, provided, that to the extent that such matter also involves penalties with respect to such pre-Closing Date noncompliance, the Buyer shall allow APD to communicate with Governmental Authorities, and no matter involving such penalties shall be resolved without the consent of APD. In the event that there is a dispute between the Parties as to whether a proposed Corrective Action is consistent with actions that meet the standard for Corrective Action Baseline Costs, or whether the actual costs of the Corrective Action exceed the Corrective Action Baseline Costs, which dispute the parties cannot resolve within sixty (60) days, having in good faith attempted to do so, the parties promptly shall jointly retain an Arbiter to evaluate whether the Corrective Action is consistent with the standard for Corrective Actions set forth in this Section 8.4(l)(vii) and to calculate the Corrective Action Baseline Costs. In arriving at a calculation of the Corrective Action Baseline Costs, the Arbiter shall estimate the net present value of the cost of implementing, obtaining applicable Environmental Permits for, and operating and maintaining the activities necessary to complete the Corrective Action, using factors and discount rates that are customary in the environmental consulting and engineering business. The Arbiter’s determination with respect to whether the Corrective Action meets the standard for Corrective Actions set forth in this Section 8.4(l)(vii) and with respect to the calculation of the Corrective Action Baseline Costs shall be binding upon the parties. For the avoidance of doubt, this provision does not affect in any way Sellers’ indemnification obligations with respect to fines or penalties arising from actual or alleged violations of Environmental Laws.

(viii) Prior to the Closing, APD shall deliver to Buyer true and correct copies of all environmental reports and other documentation addressing investigation, Cleanup, or the environmental conditions at the Pasadena Real Property, the Reserve Real Property, and the Milton Real Property that are in the possession or control of APD or Sellers, other than those documents that have been provided in APD’s electronic data room and those documents that are Transferred PMD Books and Records.

(ix) With respect to the Wichita Real Property, the parties acknowledge that pursuant to the Agreement and Purchase of Sale by and between Abbott Laboratories and APD Manufacturing Corporation, effective March 23, 2011 (“Abbott 2011 Agreement”), Abbott Laboratories and APD Manufacturing Corporation (x) provided indemnities to one other and undertook specific environmental obligations with respect to the property that was subject to that agreement and (y) separately entered into an access agreement providing Abbott Laboratories with access to APD Manufacturing Corporation’s property to comply with Abbott Laboratories’ groundwater monitoring obligations pursuant to the Administrative Order on Consent in the Matter of

Abbott Laboratories, Wichita, Kansas 67277, Docket No. RCRA-07-2002-0130, dated June 28, 2002, and to authorize Abbott Laboratories’ use of a deep well on APD Manufacturing Corporation’s property for purposes of the disposal of collected leachate and non-hazardous wastewater, subject to the terms of the access agreement. Sellers and Buyer agree that they shall cooperate with one another to ensure that to the extent the Abbott 2011 Agreement and related access agreement are assigned by APD Manufacturing Corporation to Buyer, any such assignment is consistent with the allocation of liabilities by and between Sellers and Buyer in this Agreement and notwithstanding anything else to the contrary, such assignment shall not disturb said allocation without an express written agreement that the parties intend to amend or alter said allocation of liabilities.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modifications. This Agreement may be amended, modified or supplemented at any time by the parties hereto, but only by an instrument in writing signed on behalf of the parties.

Section 9.2 Extension; Waiver. At any time prior to the Closing, the parties hereto entitled to the benefits of the respective term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party not entitled to the benefits of such extension or waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of such right preclude other or further exercise thereof or any other right.

Section 9.3 Entire Agreement; Assignment. This Agreement (a) constitutes, together with the Local Purchase Agreements, the Related Agreements and the Other Transaction Documents, the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (other than the Confidentiality Agreement) and (b) shall not be assigned by operation of law or otherwise; provided, however, that Buyer may assign its rights and obligations to any Wholly Owned Subsidiary of Buyer (unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), but no such assignment shall relieve Buyer of its obligations hereunder; provided, further, that Buyer (or its Affiliate) shall have the right to assign all or any portion of its right, and obligations pursuant to this Agreement from and after Closing to any of its lenders (so long as any such assignment shall not relieve Buyer of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Buyer’s debt financing.

Section 9.4 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal or unenforceable, this Agreement shall be modified to effect the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when received if delivered personally or by overnight courier (with confirmation of receipt or three (3) days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Buyer, to:

Evonik Industries AG

Rellinghauser Straße 1-11

45128 Essen

Germany

Attention: Dr. Melanie Flessner

With a copy to (which shall not constitute notice):

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173

Attention: Thomas Sauermilch, Esq.

If to APD, to:

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard

Allentown, PA 18195

Attention: Corporate Secretary

With a copy to

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard

Allentown, PA 18195

Attention: General Counsel

and

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard

Allentown, PA 18195

Attention: Mergers and Acquisitions Counsel

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:    Paul T. Schnell, Esq.

                    Thomas W. Greenberg, Esq.

                    C. Michael Chitwood, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.7 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties expressly consent to the granting of an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity. The parties further agree not to assert that a remedy of injunctive relief, specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto hereby waives (a) the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 9.8 Publicity. Each of the parties to this Agreement hereby agrees that no press release or similar public announcement or communication shall, if prior to, or after, the Closing, be made or be caused to be made (including by such parties’ respective Affiliates) concerning the execution or performance of this Agreement unless the parties shall have agreed in advance with respect thereto. Notwithstanding the foregoing (i) either party may make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable Laws or the rules and regulations of each stock exchange upon which the securities of one of the parties is listed and (ii) either party may disclose any information concerning the transactions contemplated hereby which it deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews; provided, that, with respect to the PMD Business (except to the extent it relates to APD’s activities with respect to the effect on APD of the separation or disposition of the PMD Business), to the extent practicable, each party will try in good faith to remain within the bounds of the parties’ prior disclosures; provided, further, that to the extent in the good faith judgment of such party it is reasonably practicable to do so, such party (x) provides the other party with a reasonable opportunity in light of the circumstances to review such party’s intended communication and (y) consider in good faith modifications to the intended communication that are requested by the other party.

Section 9.9 Jurisdiction; Forum, Etc.

(a) The parties hereto agree that the appropriate, exclusive and convenient forum for any disputes between any of the parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in the State of Delaware. The parties hereto further agree that the parties will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit (i) APD’s or any of its Subsidiaries’ ability or right to join, implead or otherwise bring any third-party claim against Buyer or any of its Subsidiaries in an action brought against APD or any of its Subsidiaries by a third party in a jurisdiction outside of the State of Delaware and Buyer agrees that, pursuant to Section 9.9(b) below, it (and its Subsidiaries, as applicable) will submit to such jurisdiction or (ii) Buyer’s or any of its Subsidiaries’ ability or right to join, implead or otherwise bring any third-party claim against APD or any of its Subsidiaries in an action brought against Buyer or any of its Subsidiaries by a third party in a jurisdiction outside of the State of Delaware, and APD agrees that, pursuant to Section 9.9(b) below, it (and its Subsidiaries, as applicable) will submit to such jurisdiction. In any such Action, the parties irrevocably consent to service of process in the manner provided for notices in Section 9.5 above, or in any other manner permitted by applicable Law. The parties hereto further agree, to the extent permitted by Law, that final and unappealable judgment against a party in any Action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(b) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 9.9(a) above.

(c) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 9.10 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. For the convenience of the parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission (including the e-mail delivery of documents in Adobe PDF format) of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

Section 9.12 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees, accounting fees, investment banking fees and filing fees) incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

Section 9.13 Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

Section 9.14 Conflicts; Privileges. It is acknowledged by each of the parties that APD has retained each of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and any other counsel engaged by APD or any of its Affiliates for purposes of the transactions contemplated by this Agreement (the “Other Counsel”) to act as its counsel in connection with the transactions contemplated hereby and that Skadden and the Other Counsel have not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party or Person has the status of a client of Skadden and the Other Counsel for conflict of interest or any other purposes as a result thereof. Buyer hereby agrees that, in the event that a dispute arises between Buyer or any of its Affiliates (including, after the Closing, the Transferred PMD Companies) and APD or any of its Affiliates (including, prior to the Closing, the Transferred PMD Companies), each of Skadden and the Other Counsel may represent APD or any such Affiliate in such dispute even though the interests of APD or such Affiliate may be directly adverse to Buyer or any of its Affiliates (including, after the Closing, the Transferred PMD Companies) and even though Skadden and/or the Other Counsel, as applicable, may have represented a Transferred PMD Company in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer or a Transferred PMD Company, and Buyer and its Subsidiaries and the Transferred PMD Companies hereby waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with such representation by Skadden and/or the Other Counsel, as applicable. Buyer further agrees that, as to all communications, whether written or electronic, among Skadden, the Other Counsel, APD and its Subsidiaries, and the Transferred PMD Companies, and all files, attorney notes, drafts or other documents, that relate in any way to the transactions contemplated by this Agreement and that predate the Closing, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to APD and may be controlled by APD and shall not pass to or be claimed by Buyer and its Subsidiaries or the Transferred PMD Companies. APD and Buyer agree to take and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 9.14. APD and Buyer further agree that Skadden and the Other Counsel and their respective partners and employees are third party beneficiaries of this Section 9.14.

Section 9.15 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than APD and Buyer (and their respective Subsidiaries), PMD Indemnitees under Section 5.25, Skadden and the Other Counsel and their respective partners and employees under Section 9.14, and their successors or permitted assigns, any rights or remedies under or by reason of this Agreement, it being understood that the foregoing shall not limit the right of an APD Indemnified Party or a Buyer Indemnified Party to bring claims for indemnification under Section 8.4 in respect of Losses.

Section 9.16 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is not exclusive unless expressly indicated otherwise. References to “dollar” or “$” contained herein are to United States Dollars (unless otherwise specified). The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and its Subsidiaries and the Transferred PMD Companies (other than any Transferred PMD Companies that, at such time, have not been transferred, directly or indirectly, to Buyer in accordance with this Agreement). If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Sellers hereunder shall be a joint and several obligation of APD and PMD Asset Sellers and the PMD Share Sellers.

Section 9.17 Application of Agreement Provision. Notwithstanding anything set forth in Section 5.15, the representations, warranties and covenants set forth in this Agreement shall apply to the French Business, Dutch Business and Dutch Assets as if subject to this Agreement as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ Seifi Ghasemi
	Name:	Seifi Ghasemi
	Title:	Chairman, President and Chief Executive Officer

EVONIK INDUSTRIES AG

By:	/s/ Dr. Klaus Engel
	Name:	Dr. Klaus Engel
	Title:	Chief Executive Officer

By:	/s/ Dr. Melanie Flessner
	Name:	Dr. Melanie Flessner
	Title:	Head of M&A

ANNEX A

DEFINITIONS

For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Annex A.

“Abbott 2011 Agreement” shall have the meaning set forth in Section 8.4(l)(ix).

“Acceptance Notice” shall have the meaning set forth in Section 5.12(d).

“Accounting Firm” shall be an accounting firm selected in the manner set forth in Section 2.5(a)(iii).

“Accounting Principles” shall mean GAAP and the accounting principles, procedures, practices, methodologies, and policies used to prepare the Financial Statements, except for purposes of calculating the Net Working Capital of the PMD Business, in which case Accounting Principles shall mean the Working Capital Principles in Schedule A.

“Accrued Benefit Obligation” shall have the meaning set forth in Section 5.18(d)(v).

“Acquired Employee” shall have the meaning set forth in Section 5.18(a).

“Acquired PMD Assets” shall have the meaning set forth in Section 1.2.

“Action” shall mean any action, claim, suit, arbitration, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any Governmental Authority or arbitration tribunal.

“Affiliate” shall mean, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this Agreement, the Transferred PMD Companies shall be deemed to be (i) Affiliates of APD (but not Buyer) prior to Closing and (ii) Affiliates of Buyer (but not APD) as of and following Closing.

“Agreement” shall have the meaning set forth in the preamble.

“APD” shall have the meaning set forth in the preamble.

“APD Action” shall have the meaning set forth in Section 5.29.

“APD Allocation Notice” shall have the meaning set forth in Section 2.6(a).

“APD Asset Allocation Notice” shall have the meaning set forth in Section 2.6(c).

“APD Books and Records” shall mean the books and records, including all computerized books and records, of or owned by APD and its Subsidiaries (including the Transferred PMD Companies), other than the Transferred PMD Books and Records.

“APD Cafeteria Plan” shall have the meaning set forth in Section 5.18(h)(iv).

“APD France” shall have the meaning set forth in Section 5.15(a).

“APD Guarantees” shall mean all obligations of APD or any of the Retained Subsidiaries under any Contract (other than the APD LCs) or other obligation in existence as of the Closing Date relating to the PMD Business (other than solely with respect to any Retained Liabilities) for which APD or any of the Retained Subsidiaries is or may be liable, as guarantor, original tenant, primary obligor, Person required to provide financial support in any form whatsoever or otherwise (including by reason of performance guarantees), including those obligations set forth on Section A(1) of the Seller’s Disclosure Schedule, but in any case excluding (i) obligations under Shared Contracts and (ii) obligations relating to indebtedness for borrowed money of APD and its Subsidiaries that is not an Assumed Liability.

“APD-Indemnified Environmental Liabilities” shall mean the following Assumed Environmental Liabilities as to which APD will nonetheless provide indemnification for a period of time subject to the terms and limitations of Section 8.4: (i) Environmental Compliance Liabilities relating to (a) the PMD Business, (b) or the Real Property, in connection with the PMD Business, and (c) APD’s ownership or operation of the Calvert City Utility Assets, in each case that arise from violations or alleged violations that occurred prior to the Closing Date; and (ii) Remediation Liabilities relating to environmental conditions in existence prior to the Closing Date at the Real Property; provided that the term APD-Indemnified Environmental Liabilities does not include Retained Environmental Liabilities.

“APD Indemnified Parties” shall have the meaning set forth in Section 8.4(b).

“APD Landlord Real Property” shall mean real property that APD will continue to own after the Closing Date, as to which Buyer or an Affiliate of Buyer will enter into a lease or similar arrangement, for all or part of said real property, to conduct operations on and after the Closing.

“APD Landlord Real Property Hazardous Substance Liabilities” shall mean (i) Remediation Liabilities relating to environmental conditions in existence prior to the Closing Date at the APD Landlord Real Property and (ii) Hazardous Substance Exposure Liabilities relating to exposures to Hazardous Substances that have occurred prior to the Closing Date at the APD Landlord Real Property.

“APD LCs” shall have the meaning set forth in Section 5.8(c).

“APD Long Term Incentive Plan” shall mean the APD Long-Term Incentive Plan, as amended and restated January 28, 2010.

“APD Materials Employees” shall have the meaning set forth in Section 5.12(a).

“APD Netherlands” shall have the meaning set forth in Section 5.15(a).

“Arbiter” shall have the meaning set forth in Section 8.4(l)(vi)(F).

“Asset” shall mean, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all of the properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent or otherwise, and wherever located, including the following: (i) all Cash Equivalents, notes and accounts receivable (whether current or non-current); (ii) all real properties, including plants, buildings and other structures and improvements (including construction in progress) located thereon, fixtures contained therein and appurtenances thereto (including, in the case of the Transferred PMD Companies, the Real Property); (iii) all leases and subleases and all machinery, Equipment (including all transportation and office equipment), fixtures, trade fixtures and furniture; (iv) all office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (v) all capital stock, partnership interests and other equity or ownership interests or rights, directly or indirectly, in any Subsidiary or other entity, including joint venture interests; (vi) all raw materials, work-in-process, finished goods, consigned goods and other inventories; (vii) all Intellectual Property; (viii) all rights existing under all Contracts; (ix) all IT Assets; (x) all prepayments, deposits, performance bonds or prepaid expenses and, to the extent they constitute an asset and not a liability of such party, deferred tax accounts; (xi) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind; (xii) all customer lists and records pertaining to customers and accounts, personnel records (to the extent permitted by Law), all lists and records pertaining to suppliers and agents, and all books, ledgers, files and business records of every kind; (xiii) all advertising materials and all other printed or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents; (xiv) all permits, licenses, approvals and authorizations, to the extent transferable, of Governmental Authorities or third parties relating to the ownership, possession or operation of the Assets; (xv) all goodwill as a going concern and all other general intangible properties; and (xvi) all trucks, automobiles and other vehicles.

“Assumed Benefit Obligations” shall mean the value of aggregate obligations determined as of the Closing Date per Section 5.18(d) that are maintained by the Transferred PMD Companies, or are transferred to and assumed by Buyer or any of its Affiliates.

“Assumed Environmental Liabilities” shall mean, subject to the Buyer Indemnified Parties’ rights to indemnification for APD-Indemnified Environmental Liabilities, any and all (i) Environmental Compliance Liabilities and Remediation Liabilities, whether arising before, on or after the Closing Date, at or in connection with the Real Property and the operations at the Real Property, excluding such Liabilities arising at the APD Landlord Real Property; (ii) any Off-Site Environmental Liabilities relating to Hazardous Substances transported, on or after the Closing Date, from the Real Property, excluding such Liabilities arising in connection with the APD Landlord Real Property; (iii) any Hazardous Substance Exposure Liabilities relating to exposures to Hazardous Substances that have occurred on or after the Closing Date at the Real Property; and (iv) with respect to the APD Landlord Real Property, (A) any and all Environmental Compliance Liabilities, whether arising before, on or after the Closing Date, (B) any Remediation Liabilities that arise from or relate to Releases of Hazardous Substances that occur on or after the Closing Date, (C) any Hazardous Substance Exposure Liabilities that relate to exposure to Hazardous Substances that occur on or after the Closing Date and (D) any Off-Site Environmental Liabilities relating to Hazardous Substances transported on or after the Closing Date, but in all such cases in the foregoing clause (iv), only with respect to such matters that relate to the PMD Business or the Calvert City Utility Assets; provided that for purposes of clarification, that the term Assumed Environmental Liabilities does not include Retained Environmental Liabilities.

“Assumed Liabilities” shall mean any and all Liabilities (other than any Retained Liabilities), whether arising before, on or after the Closing Date, of APD, the Transferred PMD Companies, any other Seller or any of their predecessor companies or businesses, or any of their Affiliates, subsidiaries or divisions, to the extent resulting from or arising out of the present, past or future operation, conduct or actions of the PMD Business or the present, past or future ownership or use of PMD Assets, including the following:

(i) all Liabilities assumed by, retained by or agreed to be performed by Buyer or any of its Subsidiaries (including the Transferred PMD Companies) pursuant to the terms of this Agreement, any Local Purchase Agreement or any Related Agreement;

(ii) all Liabilities related to the employment or retention of any Acquired Employee, other than Liabilities contemplated to be retained by APD pursuant to this Agreement;

(iii) all Liabilities under any Transferred Business Plan or Foreign Transferred Business Plan;

(iv) all Liabilities relating to, resulting from or arising out of the APD Guarantees or the APD LCs;

(v) Buyer’s or any Subsidiary of Buyer’s (including any Transferred PMD Company’s) portion of Shared Contractual Liabilities pursuant to Section 5.23;

(vi) all Liabilities for Taxes for which Buyer is liable pursuant to Article VI or, except as provided otherwise in Article VI, applicable Law;

(vii) all intercompany Liabilities solely between or among the Transferred PMD Companies;

(viii) all Indebtedness, as of the Closing, of a Transferred PMD Company to the extent taken into account in Final Closing Indebtedness;

(ix) all Assumed Environmental Liabilities;

(x) all Liabilities with respect to products produced or sold by the PMD Business or any predecessor companies, whether sold prior to, on or after the Closing, including all warranty, performance and similar obligations entered into or incurred by the PMD Business with respect to its products or services;

(xi) all Liabilities arising prior to, on or after the Closing under or relating to any Contracts included in the PMD Assets, other than any Shared Contractual Liabilities allocated to APD pursuant to Section 5.23;

(xii) except as otherwise contemplated by this Agreement, all Liabilities arising out of or resulting from all Actions which result from or arise out of the operations or conduct of the PMD Business or the ownership or use of the PMD Assets, whether arising before, on or after the Closing Date;

(xiii) all Liabilities to suppliers for materials and services relating to the PMD Business, whether arising prior to, on or after the Closing; and

(xiv) all Liabilities set forth on Section A(2) of the Seller’s Disclosure Schedule.

“Authorized Methods of Remediation and Cleanup Standards” shall mean methods of remediation and cleanup standards that achieve compliance with the least stringent Remediation Standard authorized by and consistent with the requirements of any applicable Environmental Law, based on the use of the property for industrial purposes. To the extent authorized by applicable Environmental Law and necessary for compliance with the least stringent Remediation Standard, Authorized Methods of Remediation and Cleanup Standards shall include the use of engineering controls and institutional controls, including deed restrictions or notices, and may take advantage of applicable risk assessment principles under applicable Environmental Laws.

“Automatically Transferring Employees” shall mean each Current Business Employee of a PMD Asset Seller who at Closing would transfer automatically to a PMD Asset Buyer, a Transferred PMD Company or other Affiliate of Buyer by operation of the Transfer Regulations as a result of the transactions contemplated hereby and listed in Section 3.12(b) of Seller’s Disclosure Schedules.

“Baseline Consultant” shall have the meaning set forth in Section 8.4(l)(vi)(C).

“Baseline Remediation Plan” shall have the meaning set forth in Section 8.4(l)(vi)(C).

“Base Purchase Price” shall have the meaning set forth in Section 2.1.

“Base Purchase Price Allocation” shall have the meaning set forth in Section 2.6(a).

“Basket” shall have the meaning set forth in Section 8.4(h).

“Beckmann/Martin Rights” shall mean any rights of any Automatically Transferring Employee under any UK DB Scheme immediately prior to Closing that are not related to benefits for old age, invalidity or survivors and for which Buyer, a Transferred PMD Company, PMD Asset Buyer or other Affiliate of Buyer becomes liable by virtue of the Transfer Regulation.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which United States or German banks are closed generally.

“Business Employee” shall mean each individual predominately employed in the PMD Business immediately before the Closing and, in the case of any individual who is no longer employed by APD or an Affiliate thereof, each such individual whose employment at the time of his or her most recent termination of employment with APD and its Affiliates was predominately in the PMD Business and shall also include the individuals listed on Section A(3) of the Seller’s Disclosure Schedule.

“Business Plans” shall have the meaning set forth in Section 3.11(a).

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Benefit Plans” shall have the meaning set forth in Section 5.18(h)(i).

“Buyer Fundamental Representations” shall mean Section 4.1 (Corporate Organization and Standing), Section 4.2 (Authority Relative to this Agreement, Etc.) and Section 4.9 (Brokers and Finders).

“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.4(a).

“Buyer Material Adverse Effect” shall mean any actual change, event or effect that, individually or in the aggregate with all other actual changes, events and effects, impairs, hinders or adversely affects in any material respect the ability of Buyer and its Subsidiaries to consummate the Sale or the other material transactions contemplated hereby.

“Buyer Tax Act” shall have the meaning set forth in Section 6.1(a).

“Buyer’s 401(k) Plan” shall have the meaning set forth in Section 5.18(h)(iii).

“Buyer’s Disclosure Schedule” shall mean the disclosure schedule that Buyer has delivered to APD as of the date of this Agreement.

“Cafeteria Plan Transfer Date” shall have the meaning set forth in Section 5.18(h)(iv).

“Calvert City Nitrogen Utilities” shall mean APD’s rights and obligations for nitrogen utility supply under the (i) Utility and Site Services Agreement, between Air Products and Chemicals, Inc. and Wacker Chemical Corporation, dated October 1, 2010, (ii) Utilities and Services Agreement, between Air Products and Chemicals, Inc. and Westlake PVC Corporation, dated October 1, 2009 and (iii) Utilities Supply Agreement, between Air Products and Chemicals, Inc. and Sekisui Specialty Chemicals America LLC (successor by assignment from Celanese Ltd.), dated September 29, 2000.

“Calvert City Landfill/Land Farm” shall mean the portion of Seller’s site at 412 North Main Street, Calvert City, Kentucky 42029 (on the west side of Route 95) that is allocated to the landfill and landfarm.

“Calvert City Solid Waste Permit” shall mean the Solid Waste Permit Number SW07900009, SW07900013 issued by the Kentucky Energy and Environment Cabinet, Department for Environmental Protection, Division of Waste Management, issued May 21, 2015, as amended or replaced.

“Calvert City Utility Assets” shall mean the Calvert City Utility Contracts, related maintenance and service agreements, and all of the related property and equipment owned and operated by APD at its Calvert City, Kentucky facilities, together with related books and records located at APD’s acetylenic surfactant production plant in Calvert City, Kentucky, except that APD shall specifically reserve unto itself, and not convey, the nitrogen pipeline and associated nitrogen delivery equipment, including cryogenic tanks, and equipment related to the Calvert City Landfill/Land Farm.

“Calvert City Utility Contracts” shall mean the Contracts set forth on Section A(4) of the Seller’s Disclosure Schedule.

“Cap” shall have the meaning set forth in Section 8.4(i).

“Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority, in each case, other than Restricted Cash to the extent in excess of $10,000,000 of Restricted Cash, in the aggregate.

“Casualty Loss” shall have the meaning set forth in Section 5.30(b).

“Claw Back” means any formal or informal claw back, reversal, revision or recapture, including in the form of an income inclusion, in respect of (i) a refund or repayment of Taxes in respect of any period or part of a period ending on or prior to the Closing Date, (ii) a Tax Facility used or applied in respect of any period or part of a period ending on or prior to the Closing Date or (iii) a deduction or depreciation for income Tax purposes taken in respect of any period or part of a period ending on or prior to the Closing Date.

“Cleanup” shall mean all actions to: (i) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to requests of any Governmental Authority for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

“Closing” shall have the meaning set forth in Section 2.4(a).

“Closing Adjustment Amounts” shall have the meaning set forth in Section 2.5(a)(i).

“Closing Adjustments Allocation Schedule” shall have the meaning set forth in Section 2.6(a).

“Closing Cash” shall mean all Cash Equivalents that are held by a Transferred PMD Company as of 11:59 p.m. local time on the Business Day immediately preceding the Closing Date (or, if such day is not a Local Business Day in the jurisdiction of the applicable Transferred PMD Company, then as of 11:59 p.m. local time on the Local Business Day immediately preceding the Closing Date).

“Closing Date” shall have the meaning set forth in Section 2.4(a).

“Closing Indebtedness” shall mean all Indebtedness of a Transferred PMD Company or any PMD Asset Seller (in each case, to the extent included in Assumed Liabilities) as of 11:59 p.m. local time on the Business Day immediately preceding the Closing Date (or, if such day is not a Local Business Day in the jurisdiction of the applicable Transferred PMD Company and PMD Asset Seller, then in each case as of 11:59 p.m. local time on the Local Business Day immediately preceding the Closing Date).

“Closing Net Working Capital” shall mean Net Working Capital of the PMD Business calculated as of 11:59 p.m. local time on the Business Day immediately preceding the Closing Date (or, if such day is not a Local Business Day in the jurisdiction of the applicable Transferred PMD Company and PMD Asset Seller, then in each case as of 11:59 p.m. local time on the Local Business Day immediately preceding the Closing Date).

“COBRA” shall have the meaning set forth in Section 5.18(h)(iv).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” means any business that is engaged in the development, manufacturing, marketing and sale of products in any of the areas of epoxy curing agents, accelerators and catalysts, polyurethane catalysts, surfactants and curatives and specialty additives, which are used in a variety of industry applications.

“Confidential Information” shall have the meaning set forth in Section 5.13(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.2.

“Construction Costs” shall include all costs and expenses incurred in connection with the Pasadena Plant, all determined in accordance with Seller’s standard project accounting practices and consistent with Seller’s project accounting with respect to the Pasadena Plant prior to Closing.

“Contract” shall mean any written contract, agreement, lease, license (other than Permits), instrument or other commitment that is binding on any Person or entity or any part of its property under applicable Law, except for Contracts that are Business Plans or govern the employment relationship with any Business Employee and except for Labor Contracts.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Corrective Action” shall have the meaning set forth in Section 8.4(l)(vii).

“Corrective Action Baseline Costs” shall have the meaning set forth in Section 8.4(l)(vii).

“Current Business Employee” shall mean each Business Employee employed by APD or an Affiliate thereof immediately before the Closing.

“Current Actuarial Assumptions and Methods” shall have the meaning set forth in Section 5.18(d)(v).

“De Minimis Claim Threshold” shall have the meaning set forth in Section 8.4(h).

“Debt Regulations” shall have the meaning set forth in Section 5.18(d)(iv).

“Delayed PMD Asset” shall have the meaning set forth in Section 5.24(a).

“Dispute Notice” shall have the meaning set forth in Section 2.5(a)(iii).

“DOJ” shall have the meaning set forth in Section 3.4.

“Due Date” shall have the meaning set forth in Section 6.3(c).

“Dutch Acceptance Notice” shall have the meaning set forth in Section 5.15(c).

“Dutch Assets” shall have the meaning set forth in Section 5.15(a).

“Dutch Business” shall have the meaning set forth in Section 5.15(a).

“Dutch Offer” shall have the meaning set forth in Section 5.15(c).

“Dutch Offer Letter” shall have the meaning set forth in Section 5.15(c).

“Dutch Purchase Price” shall have the meaning set forth in Section 5.15(c).

“Effective Time” shall have the meaning set forth in Section 2.4(a).

“EM Business” shall mean the businesses, activities and operations comprising the Electronic Materials business division of the Materials Technologies business segment of APD, as reflected in the segment financial reporting contained in APD’s Annual Reports on Form 10-K for the fiscal year ended September 30, 2015.

“Employment Loss Update” shall have the meaning set forth in Section 5.21(a).

“Encumbrance” shall mean any lien, encumbrance, security interest, adverse claim, preference, order, charge, encroachment, mortgage, deed of trust, deed to secure debt, lease, covenant, condition or restriction, option, pledge or restriction on transfer of title or voting of any nature whatsoever.

“Environmental Claim” shall mean any Action alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, medical monitoring or penalties) arising out of, based on or resulting from: (i) the presence, Release or threatened Release of any Hazardous Substance at any location; (ii) exposure to any Hazardous Substance; or (iii) circumstances forming the basis of any violation of any Environmental Laws or Environmental Permits.

“Environmental Compliance Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental Permits, including, without limitation, fines, penalties, mitigation damages and the costs and expenses (including, but not limited to, capital expenditures) required to address such actual or alleged violations or non-compliance, and also including any agreement, decree, judgment or order relating to the foregoing, provided, that Environmental Compliance Liabilities do not include Liabilities (x) relating to the U.S. Occupational Safety and Health Act and similar Laws other than those relating to the protection of persons from exposures to Hazardous Substances and (y) that would also be considered Remediation Liabilities.

“Environmental Laws” shall mean all Laws pertaining to: (i) the protection of the environment (including air quality, surface water, groundwater, soils, subsurface strata, drinking water, natural resources and biota) or human health and safety (but only with respect to exposure to Hazardous Substances) or (ii) the generation, storage, registration, treatment, recycling, disposal, discharge, transportation, Release, threatened Release, investigation, Cleanup or remediation of Hazardous Substances.

“Environmental Permit” shall mean any permit, license, approval or other authorization required under any applicable Environmental Law.

“Equipment” shall mean all equipment, fixtures, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property but excluding any IT Assets.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 3.11(a).

“Estimated Closing Cash” shall have the meaning set forth in Section 2.2(a).

“Estimated Closing Indebtedness” shall have the meaning set forth in Section 2.2(a).

“Estimated Closing Net Working Capital” shall have the meaning set forth in Section 2.2(a).

“Estimated Statement” shall have the meaning set forth in Section 2.2(a).

“Excluded Assets” shall mean (i) all right, title and interest to any Assets not predominately used or predominately held for use in the PMD Business (except to the extent otherwise explicitly included in PMD Assets); (ii) all Cash Equivalents (except to the extent that Cash Equivalents are held by any of the Transferred PMD Companies as of the Effective Time, in which case such Cash Equivalents are not “Excluded Assets” but shall be taken into account in determining the Closing Cash); (iii) all intercompany receivables, as of the Closing, for amounts due and owing solely among or between APD or any of the Retained Subsidiaries; (iv) with respect to the PMD Asset Sellers, all Tax losses and Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, including interest thereon, whether or not the foregoing is derived from the PMD Business; (v) any deposit or similar advance payment with respect to Taxes; (vi) subject to Section 5.30, all current and prior insurance policies of APD or any of its Subsidiaries and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries; (vii) all legal and beneficial interest in the share capital or equity interests of Retained Subsidiaries; (viii) all rights of the Sellers under this Agreement and, except as expressly provided in this Agreement, any documents delivered or received in connection herewith; (ix) all Retained Names and any other Intellectual Property of APD and its Subsidiaries that is not PMD IP; (x) except for the IT Assets set forth on Section A(15) of the Seller’s Disclosure Schedule, all IT Assets other than the PMD IT Assets; (xi) all Assets under or in any way attributable to Business Plans that are not Transferred Business Plans or Foreign Transferred Business Plans or Transferred DB Plan Assets except to the extent otherwise specifically provided herein; (xii) all files (including all emails) relating to the Sale Process or any Action included in the Retained Liabilities, (xiii) all email accounts relating to the PMD Business; (xiv) any servers or hard drives that store information relating predominately to any Excluded Businesses; (xv) the stormwater trench located to the south of Tract V at the Pasadena site; (xvi) industrial gas supply and delivery equipment, including cryogenic storage tanks, transfer pumps, meter stations, pipelines, vaporizers and hydril tubes; (xvii) the Calvert City Nitrogen Utilities; (xviii) the Calvert City Landfill/Land Farm; (xix) any utility supply assets in Pasadena, Texas which are used, in whole or in part, to supply APD or any third party (excluding portions of such utility supply assets exclusively used to supply the PMD Business from and after the designated utility delivery point), or which are not located on the leased premises; and (xx) the items set forth on Section A(5)(xx) of the Seller’s Disclosure Schedule.

“Excluded Businesses” shall mean all of the former, present or future businesses of APD and its Subsidiaries, other than the PMD Business.

“Excluded Shared Contracts” shall have the meaning set forth in Section 5.23(c).

“Existing APD Actions” shall mean the Actions set forth on Section A(6) of the Seller’s Disclosure Schedule.

“Final Adjustment Amount” shall have the meaning set forth in Section 2.5(a)(iii).

“Final Allocation” shall have the meaning set forth in Section 2.6(a).

“Final Baseline Remediation Plan” shall have the meaning set forth in Section 8.4(l)(vi)(E) or Section 8.4(l)(vi)(F), as applicable.

“Final Closing Cash” shall have the meaning set forth in Section 2.5(a)(iii).

“Final Closing Indebtedness” shall have the meaning set forth in Section 2.5(a)(iii).

“Final Closing Net Working Capital” shall have the meaning set forth in Section 2.5(a)(iii).

“Final Determination” shall mean the final resolution of any Tax (or other Tax matter) for a taxable period that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise, including (i) by the expiration of a statute of limitations or a period for the filing of claims for refunds, amending Tax Returns, appealing from adverse determinations, or recovering any refund (including by offset), (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable, (iii) by a closing agreement or an accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under laws of other jurisdictions, (iv) by execution of an Internal Revenue Service Form 870 or 870AD, or by a comparable form under the laws of other jurisdictions (excluding, however, with respect to a particular Tax Item for a particular taxable period any such form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the Tax Authority to assert a further deficiency with respect to such Tax Item for such period), or (v) by any allowance of a refund or credit, but only after the expiration of all periods during which such refund or credit may be recovered (including by way of offset).

“Final Mitigation Document” shall have the meaning set forth in Section 5.37(b).

“Financial Statements” shall have the meaning set forth in Section 3.5.

“Foreign Transferred Business Plan” shall have the meaning set forth in Section 3.11(k).

“Former PMD Properties” shall mean (i) any properties formerly owned or operated by the Transferred PMD Companies prior to the Closing Date that are not within the definition of Real Property or (ii) any properties that are or were owned by APD or any other PMD Asset Seller prior to the Closing Date that are related to the PMD Business, but that are not within the definition of Real Property; provided that “Former PMD Properties” does not include the APD Landlord Real Property.

“Former Ken Roach Warehouse” shall have the meaning set forth in Section 5.37(a).

“France Acceptance Notice” shall have the meaning set forth in Section 5.15(b).

“French Business” shall have the meaning set forth in Section 5.15(a).

“FTC” shall have the meaning set forth in Section 3.4.

“Fundamental Representations” shall mean Section 3.1 (Organization, Etc.), Section 3.2 (Authority Relative to this Agreement, Etc.), Section 3.3(a) (Capitalization), Section 3.4(a) (No Violations) and Section 3.18 (Brokers and Finders).

“Funds Flow Statement” shall have the meaning set forth in Section 2.2(a).

“GAAP” shall mean United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied (it being understood that unless otherwise specifically set forth herein, all concepts of materiality shall be measured by reference to the PMD Business and not to APD and its Affiliates).

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.4.

“Hazardous Substance” shall mean any (i) substances defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “wastes”, “radioactive materials”, “petroleum”, “oils”, or words of similar import under any Environmental Law, including asbestos, and (ii) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“Hazardous Substance Exposure Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of claims for personal or bodily injury or wrongful death associated with the exposure to Hazardous Substances that have been Released to the environment, including any agreement, decree, judgment or order relating to such personal injury. Hazardous Substance Exposure Liabilities do not include Remediation Liabilities or Liabilities relating to, resulting from or arising out of personal or bodily injury or wrongful death claims from products sold as of the Closing Date by APD or any other PMD Asset Seller or any of the Transferred PMD Companies.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds,

debentures, notes or similar instruments or debt securities and warrants or other rights to acquire any such instruments or securities, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or Assets purchased by such Person, (d) all Indebtedness of others secured by any mortgage, lien, pledge, or other Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (e) all guarantees by such Person of Indebtedness of others or keepwell obligations of such Person, (f) all lease obligations of such Person which are required to be capitalized in accordance with GAAP, (g) the Assumed Benefit Obligations, (h) all obligations of such Person issued or assumed as the deferred or contingent purchase price of property or services (excluding ordinary course trade obligations of such Person to creditors for raw materials, inventory and supplies); (i) all obligations of such Person under interest rate, currency or other hedging transactions (valued at the termination value thereof, assuming termination on the Closing Date); (j) all drawn letters of credit issued for the account of such Person; (k) all obligations of such Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person; (l) all obligations of such Person arising from cash/book overdrafts; (m) all accrued and unpaid interest, fees, expenses, breakage costs, premiums and other amounts payable or obligations on any of the foregoing items (a) through (m); and (n) all Indebtedness of others referred to in clauses (a) through (n) hereof guaranteed (contingently or otherwise), directly or indirectly, in any manner by such Person; provided, however, to the extent an amount is a Retained Liability, such amount shall not be included in the determination of Indebtedness.

“Indemnified Party” shall have the meaning set forth in Section 8.4(f)(i).

“Indemnified Remediation Activities” shall have the meaning set forth in Section 8.4(l)(vi).

“Indemnifying Party” shall have the meaning set forth in Section 8.4(f)(i).

“Information” shall have the meaning set forth in Section 5.9.

“Insurance Policies” means property, casualty, workers compensation and other insurance policies (other than director and officer liability or similar policies) that apply to the Transferred PMD Companies, the PMD Business and current and former employees, officers or directors of the PMD Business, in each case whether provided by a third party insurer, “captive” insurer or similar arrangement.

“Intellectual Property” shall mean all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) trade secrets and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies and (v) all applications and registrations for the foregoing; in each case, to the extent not including any IT Assets.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission taken or omitted to be taken after the date hereof that the breaching Person intentionally takes (or fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Invention Disclosure” means recordations of inventions maintained or submitted by inventors or technologists in the regular course of business for which patent applications have not been filed as of the Closing Date.

“IP Assignment Agreements” means the Intellectual Property assignment agreements, substantially in the form attached as Exhibit D.

“IP Contracts” means Contracts that predominately relate to (i) the receiving or granting or limiting of rights in or to any Intellectual Property, or (ii) confidentiality of any Intellectual Property.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“IT Assets” means all software, hardware, computer systems, databases, clients, data rights and documentation, reference and resource materials relating thereto, radio licenses, Internet domain names, and all Contracts and Contract rights associated with any of the foregoing (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits, radio licenses and telecommunications agreements).

“Joint Action” shall have the meaning set forth in Section 5.29.

“Key Customer” shall mean the twenty (20) most significant customers of the PMD Business, as set forth in Section A(7) of the Seller’s Disclosure Schedule, based on dollar sales volumes of the PMD Business during the twelve (12) month period ended December 31, 2015.

“Key Supplier” shall mean the twenty (20) most significant suppliers of the PMD Business, as set forth in Section A(8) of the Seller’s Disclosure Schedule, based on amounts invoiced during the twelve (12) month period ended December 31, 2015.

“Knowledge” shall mean, with respect to APD, the actual knowledge (after due inquiry) of any of the persons listed on Section A(9) of the Seller’s Disclosure Schedule, and with respect to Buyer, the actual knowledge (after due inquiry) of any of the persons listed on Section A(10) of the Buyer’s Disclosure Schedule.

“Known Environmental Matters” means those matters described on Section A(11) of the Seller’s Disclosure Schedule.

“Labor Contract” shall have the meaning set forth in Section 3.12.

“Law” shall mean any law, including common law, statute (including the Code), ordinance, rule, regulation, order, writ, judgment, injunction or decree of any Governmental Authority.

“Leased Real Property” shall mean the real property leased or subleased for the use or occupancy of such real property, whether written or oral, by one of the Transferred PMD Companies or a PMD Asset Seller (in respect of the PMD Business) pursuant to a Lease set forth on Schedule I, together with all fixtures, buildings, structures and improvements located thereon and all easements and other rights and interests appurtenant thereto, and all rights and privileges of the Transferred PMD Companies or a PMD Asset Seller (in respect of the PMD Business) under the Leases related thereto.

“Leases” shall mean all leases and subleases, lease guaranties, licenses and agreements, pursuant to which any Transferred PMD Company or a PMD Asset Seller (in respect of the PMD Business) has a leasehold interest in Assets, including all amendments, terminations and modifications thereof.

“Leave Employee” shall mean each Current Business Employee, other than a Current Business Employee subject to a Labor Contract, who is employed by a U.S. employer prior to the Closing Date on short-term disability leave or long-term disability leave as set forth in Section 5.17 of the Seller’s Disclosure Schedules.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including, but not limited to, those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Local Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in the country in which each Local Closing occurs are closed generally.

“Local Closing” shall have the meaning set forth in Section 2.4(b).

“Local Closing Documents” shall have the meaning set forth in Section 2.4(b).

“Local Purchase Agreement” shall mean the several Local Purchase Agreements and the Schedules and Exhibits thereto to be entered into by those Sellers set forth on Schedule B and Schedule C, on the one hand, and Buyer or its Affiliates set forth on Schedule B and Schedule C, on the other hand, providing for the sale, conveyance, assignment, assumption, transfer, delivery and, as applicable, the license, sublicense, lease or sublease, of the Acquired PMD Assets, PMD Shares and Assumed Liabilities in the jurisdictions set forth on Schedule B and Schedule C, substantially in the forms attached as Exhibit C; provided, that, to the extent Schedule B or Schedule C is amended in accordance with this Agreement, Exhibit C shall be deemed to be amended as well.

“Losses” shall mean any and all damages, losses, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the reasonable costs and expenses of attorneys incurred in the defense thereof), but excluding consequential or special damages, loss of business reputation, punitive damages, lost profits, exemplary damages, diminution in value and damages based on multiple of earnings, except for:

(i) reasonably foreseeable lost profits to the extent constituting direct damages,

(ii) diminution in value and damages based on multiple of earnings resulting from a breach of the representations and warranties set forth in Section 3.5 resulting in a sustained overstatement of earnings extending over a period of more than one fiscal year, and

(iii) punitive damages, exemplary damages or other special damages awarded to any third party against an Indemnified Party.

“Material Adverse Effect” shall mean any change, event, circumstance, development or effect that has had a material adverse effect on the business, results of operations or financial condition of the PMD Business, taken as a whole, other than any change, event, development or effect that results from, arises out of or is related to (i) general economic conditions (including changes in (A) financial or market conditions, (B) currency exchange rates, (C) prevailing interest rates or credit markets or (D) the price of commodities or raw materials used in the PMD Business), (ii) local, regional, national or international conditions in any of the industries or markets in which the PMD Business is conducted, (iii) any labor strike, slow down, lockage or stoppage, pending or threatened, against any of the Transferred PMD Companies, (iv) changes in Law (or interpretations thereof) or the legal, tax, regulatory or political conditions affecting the PMD Business, GAAP or other applicable accounting standards or the interpretations thereof, (v) the Excluded Assets or Retained Liabilities, (vi) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (vii) any actions taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented or the failure to take actions specified in Section 5.1 due to Buyer’s failure to consent thereto following the request of APD, (viii) any failure to meet internal projections relating to the PMD Business or changes in credit ratings (it being understood that the underlying causes of the failure to meet such projections shall be taken into account in determining whether a Material Adverse Effect has occurred, unless such causes are otherwise excepted under this paragraph) or (ix) the announcement or pendency of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the PMD Business and including the impact of any of the foregoing on relationships with customers, suppliers, lenders, officers, employees or regulators and any suit, action or proceeding arising therefrom or in connection therewith except in the case of the foregoing clauses (i), (ii) and (iv) to the extent the PMD Business is materially disproportionately adversely affected by such conditions relative to other participants in industries in which the PMD Business operates (in respect of the business conducted by them in such industries).

“Material Change in Condition” shall have the meaning set forth in Section 8.4(l)(vi)(G).

“Material Contracts” shall have the meaning set forth in Section 3.17.

“Material Leases” shall mean any Lease for Real Property in which the annual rental payments under such lease shall exceed $100,000.

“Mechanical Completion” and “Safe to Start” shall have the meaning as set forth in Seller’s documented engineering standards existing prior to execution of the Agreement as interpreted and applied consistent with past practice to the Pasadena Plant as planned by Seller prior to execution of this Purchase Agreement and as reflected in the activities, schedule and budget set forth on Schedule L (i.e., delivery of safe to commission certificate (STCC) for Mechanical Completion and delivery of safe to start-up certificates (STSC) for Safe to Start).

“Milton Real Property” shall mean APD’s site at 337 Vincent Street, Milton, Wisconsin 53563.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital of the PMD Business” shall have the meaning set forth on Schedule A.

“Non-Transferable Permits” means the Permits or Environmental Permits which, by their terms or by applicable Law may not be transferred to third parties, including Buyer or any of its Subsidiaries.

“OFAC” shall have the meaning set forth in Section 3.19(c).

“Off-Site Environmental Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of the Release, threatened Release, transport, disposal, recycling, reclamation, treatment or storage of Hazardous Substances, or the arrangement for same, at Off-Site Locations, including any agreement, decree, judgment or order relating to the foregoing.

“Off-Site Location” means any third party location that is not now nor has ever been owned, leased or operated by the Transferred PMD Companies, APD or any other PMD Asset Seller. “Off-Site Location” does not include any property that is adjacent to or neighboring the Real Property or the APD Landlord Real Property that has been impacted by Hazardous Substances Released from such properties.

“Offer Notice” shall have the meaning set forth in Section 5.12(d).

“Offer Price” shall have the meaning set forth in Section 5.12(d).

“Other Counsel” shall have the meaning set forth in Section 9.14.

“Other Transaction Documents” shall mean the Pasadena Ground Lease, Calvert City Ground Lease, Pipeline Agreement (in the form attached hereto as Schedule S), Product Supply Agreement (in the form attached hereto as Schedule R), License Agreement (in the form attached hereto as Schedule T) and Utilities Supply Agreement.

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Owned Real Property” shall mean the parcels of real property owned in fee simple or local equivalent by the Transferred PMD Companies or the PMD Asset Sellers (in respect of the PMD Business) set forth on Schedule I, together with all fixtures, buildings, structures and improvements thereon and all easements and other rights and interest appurtenant thereto.

“Pasadena Construction Contracts” shall mean all contracts between Seller and any third-parties predominantly relating to the Pasadena Plant, including but not limited to the Cost Reimbursable/Fixed Fee Construction Agreement for the Pasadena PMD Facility, dated January 28, 2015, and the Engineering and Procurement Services Agreement for the Pasadena, Texas PMD Facility, dated December 9, 2013.

“Pasadena Hazardous Waste Permit” shall mean Hazardous Waste Permit No. 50134, EPA ID. No. TXD990757486, ISWR No. 30317, issued by the Texas Commission on Environmental Quality, issued January 7, 2016, as amended or replaced.

“Pasadena Plant” shall have the meaning set forth in Section 5.33(a).

“Pasadena Plant Assets” shall mean all of the Assets constituting and predominantly related to the Pasadena Plant, including the Pasadena Construction Contracts.

“Pasadena Real Property” shall mean APD’s approximately 141.8 acre site located at 1431 Pasadena Freeway, Pasadena, Texas 77506.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Payor” shall have the meaning set forth in Section 6.3(c).

“Permits” shall have the meaning set forth in Section 3.7.

“Permitted Encumbrances” shall mean:

(i) Encumbrances identified on Section A(13)(i) of the Seller’s Disclosure Schedule;

(ii) all Encumbrances approved in writing by Buyer;

(iii) easements, rights-of-way, servitudes, permits, licenses, surface leases and other rights, conditions, covenants or other restrictions that do not materially interfere with the Transferred PMD Company’s or PMD Asset Seller’s present uses or occupancy of such real property or the marketability thereof; and easements for streets, alleys, highways, telephone lines, power lines and railways; and all matters of record, over or in respect of any Real Property;

(iv) Encumbrances for Taxes, assessments, or other governmental charges not yet due or payable as of the Closing Date or that may be subsequently paid without penalty or that are being contested in good faith by appropriate proceedings;

(v) any statutory materialman’s, mechanics’, repairman’s, employees’, contractors’ operators’, landlord’s or other similar liens arising in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith;

(vi) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business;

(vii) Out-bound licenses or other grants of rights to use Intellectual Property in the ordinary course of business;

(viii) recorded Encumbrances that have been placed by any developer, landlord or other third party on property over which any Transferred PMD Company has easement rights or on any Leased Real Property and recorded subordination or similar agreements relating thereto; provided that such Encumbrances and subordination agreements do not materially interfere with the Transferred PMD Company’s or PMD Asset Seller’s present uses or occupancy of such real property;

(ix) all matters that an accurate survey would disclose, which would not materially interfere with the Transferred PMD Company’s or PMD Asset Seller’s present use or occupancy of such real property;

(x) recorded deed restrictions or zoning or building codes limiting the use of Real Property to commercial, industrial non-residential uses;

(xi) any restrictions set forth in Section 3.13 of the Seller’s Disclosure Schedules and imposed on the use of the Real Property imposed by Governmental Authorities as part of environmental Cleanup;

(xii) Encumbrances that will be released and removed of record, at or prior to the Closing Date; and

(xiii) in the case of securities, the restrictions imposed by federal, state and foreign securities laws.

“Person” shall mean any individual, corporation, limited liability company, partnership, trust or other entity.

“PMD Asset Buyers” means the Buyer and the other Persons set forth on Schedule B who are designated to purchase the Acquired PMD Assets under this Agreement or the applicable Local Purchase Agreement, as applicable as may be amended by Buyer with APD’s prior written consent (provided that any Persons included on such amended Schedule B are Wholly Owned Subsidiaries of Buyer and such amendment does not result in adverse consequences including with respect to Taxes for APD or the PMD Asset Sellers).

“PMD Asset Sellers” shall mean APD and its Affiliates (excluding the Transferred PMD Companies) that hold, lease or license any PMD Assets as of the date hereof and are set forth on Schedule B, as may be amended by APD with Buyer’s prior written consent (provided that any Persons included on such amended Schedule B are Wholly Owned Subsidiaries of APD and such amendment does not result in adverse consequences including with respect to Taxes for Buyer or the PMD Asset Buyers) prior to the Closing Date.

“PMD Assets” shall mean all right, title and interest, as of immediately prior to Closing, of APD, the PMD Asset Sellers, the other Sellers and their respective Affiliates (including the Transferred PMD Companies) in all Assets predominately used or predominately held for use, or specifically included pursuant to one or more of the clauses below in this definition, in connection with the PMD Business (excluding the Excluded Assets, any IT Assets, any Business Plans or Labor Contracts or individual employment contracts not transferred by operation of Law, and any real property and any interests therein, except to the extent specifically included pursuant to one or more of the clauses below in this definition), including:

(i) the Owned Real Property;

(ii) the leasehold interests in the Leased Real Property;

(iii) all Equipment (and leases thereof) predominately used or predominately held for use in connection with the PMD Business;

(iv) the PMD Inventories;

(v) the Intellectual Property owned by APD or any of its Affiliates and that relates predominately to the PMD Business (the “PMD IP”);

(vi) all Contracts or oral agreements to which APD or any of its Subsidiaries is a party or by which any of the PMD Assets is subject, in each case that relate predominately to or are used predominately in connection with the PMD Business (other than (A) any of the foregoing constituting an IP Contract or IT Asset or relating to the Excluded Assets, (B) leases with respect to the Leased Real Property and Equipment or (C) any Business Plans, individual employment agreements or Labor Contracts not assumed by operation of Law);

(vii) all Permits (other than Non-Transferable Permits) owned, utilized or licensed by APD or any of its Subsidiaries relating predominately to, and required in the operation of, the PMD Business;

(viii) all Transferred PMD Books and Records;

(ix) all Transferred IP Contracts;

(x) the intercompany receivables, as of the Closing, for amounts due and owing solely among or between any of the Transferred PMD Companies;

(xi) all actions, credits, rights or claims (including insurance claims of APD or any of its Subsidiaries against third-party insurers) to the extent relating to the PMD Assets, the Assumed Liabilities or the PMD Business; provided, that in the case of insurance claims only to the extent such claims are made prior to Closing;

(xii) the PMD IT Assets;

(xiii) the Calvert City Utility Assets;

(xiv) all Transferred DB Plan Assets; and

(xv) the Assets set forth on Section A(14)(xv) of the Seller’s Disclosure Schedule.

“PMD Business” shall mean the businesses, activities and operations comprising the Performance Materials business division of the Materials Technologies business segment of APD, as reflected in the segment financial reporting contained in APD’s Annual Reports on Form 10-K for the fiscal year ended September 30, 2015, which business unit is engaged in the development, manufacturing, marketing and sale of products in the areas of epoxy resins, printing ink resins, epoxy curing agents, accelerators and catalysts, polyurethane catalysts, surfactants and curatives and specialty additives, including surfactants, wetting agents, dispersants and de-foaming agents, which are used in a variety of industry applications, including coatings, inks, adhesives, construction and civil engineering, personal care, institutional and industrial cleaning, mining, oil refining, and polyurethanes, but shall not include any businesses or companies of the Transferred PMD Companies or the PMD Business that were transferred to any third-party not affiliated with APD prior to the date of this Agreement. For the sake of clarity, the PMD Business does not include any of Seller’s former polyvinyl alcohol, emulsions, polyvinyl chloride, or polyurethane intermediates (DNT/TDA) businesses.

“PMD Indemnitees” shall have the meaning set forth in Section 5.25(a).

“PMD Inventories” shall mean all inventory of raw materials, supplies and consumables, packaging material, work-in-progress or finished goods predominately used or predominately held for use in the operation and conduct of the PMD Business and owned by APD or any of its Subsidiaries (including the Transferred PMD Companies or any their Subsidiaries).

“PMD IT Assets” means all right, title and interest of APD, the other Sellers and their respective Affiliates (including the Transferred PMD Companies) in (i) the IT Assets (other than Contracts and other than Excluded Assets) that are exclusively used or exclusively held for use in the PMD Business as of the Closing and during the twelve (12) month period prior to the Closing (or for the life of such applicable IT Asset prior to the Closing, if such life span is less than twelve (12) months as of the Closing) and (ii) the IT Assets set forth on Section A(15) of the Seller’s Disclosure Schedule.

“PMD Share Buyers” shall mean the Persons set forth on Schedule C, as such Schedule may be amended by Buyer prior to the Closing Date with APD’s prior written consent; provided that (i) any entities included on such amended Schedule C are Wholly Owned Subsidiaries of Buyer, (ii) such amendment does not delay or otherwise interfere with Closing and (iii) such amendment does not result in adverse consequences including with respect to Taxes for APD or the PMD Share Sellers.

“PMD Share Sellers” shall mean the Persons set forth on Schedule C, as such Schedule may be amended by APD prior to the Closing Date with Buyer’s prior written consent; provided that (i) any entities included on such amended Schedule C are Wholly Owned Subsidiaries of Seller, (ii) such amendment does not delay or otherwise interfere with Closing and (iii) such amendment does not result in adverse consequences including with respect to Taxes for Buyer or the PMD Share Buyers.

“PMD Shares” shall have the meaning set forth in Section 1.1.

“Post-Closing Environmental Activities” shall have the meaning set forth in Section 8.4(l)(iii)(D).

“Post-Closing Tax Period” shall have the meaning set forth in Section 6.1(b).

“Pre-Closing Tax Period” shall have the meaning set forth in Section 6.1(a).

“predominately” shall mean used at least a majority of the time.

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.5(a)(i).

“Preliminary Asset Allocation Schedule” shall have the meaning set forth in Section 2.6(c).

“Preliminary Purchase Price” shall have the meaning set forth in Section 2.2(b).

“Preparer” shall have the meaning set forth in Section 6.3(c).

“Privilege” shall mean all privileges that may be asserted under applicable Law relating to the attorney-client relationship (including the attorney-client and work product privileges).

“Product Liability Claim” shall have the meaning set forth in Section 3.24.

“Projected Benefit Obligation” shall have the meaning set forth in Section 5.18(d)(v).

“Proposed Mitigation Document” shall have the meaning set forth in Section 5.37(b).

“Purchase Price” shall have the meaning set forth in Section 2.1.

“Qualified Guarantees” shall have the meaning set forth in Section 5.8(b).

“Qualified Spin” shall have the meaning set forth in Section 5.12(a).

“Real Property” shall mean, collectively, the Leased Real Property and the Owned Real Property.

“Recipient” shall have the meaning set forth in Section 6.4(a).

“Reference Net Working Capital” shall have the meaning set forth on Schedule A.

“Regulatory Law” shall mean the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the Robinson-Patman Act of 1936 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (b) protect the national security or the national economy of any nation.

“Regulatory MAE” shall have the meaning set forth on Section 5.3(b)(v) of the Seller’s Disclosure Schedule.

“Related Agreements” shall mean the Transition Services Agreement, the IP Assignment Agreements and the Exhibits and Schedules thereto.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Remediation Completion Date” shall have the meaning set forth in Section 8.4(l)(iii)(F).

“Remediation Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of (i) the investigation and Cleanup of Hazardous Substances that are present or have been Released, or as to which there has been or is a threatened Release, at, in, on, under or migrating from or to any real property or facility; (ii) natural resource damages associated with the presence or Release or threatened Release of Hazardous Substances in the environment; and (iii) property damage associated with the presence or Release or threatened Release of Hazardous Substances in the environment, including with respect to all of the above, any agreement, decree, judgment, or order relating to the foregoing; provided, however, that Remediation Liabilities do not include Hazardous Substance Exposure Liabilities.

“Remediation Requirement” means those investigation and Cleanup activities (a) minimally necessary satisfy the requirements of any applicable Environmental Law, any applicable Environmental Permit, any applicable order or other directive of a Governmental Authority, and any applicable settlement agreement with respect to the presence or Release of a Hazardous Substance; and (b) to the extent a third party claim has been asserted, the implementation of which is reasonably prudent to resolve or respond to a third party claim with respect to the presence Release or threatened Release of a Hazardous Substance, in each case using to the extent permitted by applicable Environmental Laws, and, in the case of real property not owned by Sellers or Buyer Indemnified Parties, only with the consent of the owner of such real property, Authorized Methods of Remediation and Cleanup Standards.

“Remediation Standard” shall mean a numerical or narrative standard or an approach (engineering or otherwise) that defines the concentrations of Hazardous Substances that may be permitted pursuant to Environmental Law to remain in any environmental media following a Cleanup.

“Representative” shall mean, with respect to any Person, each of such Person’s directors, officers, employees, representatives, attorneys, accountants, advisors and agents.

“Required 338 Entity” shall have the meaning set forth in Section 6.9.

“Required Amount” shall have the meaning set forth in Section 4.4.

“Required Governmental Approvals” shall mean (i) any required filings, consents and approvals, including the expiration or termination of any applicable waiting period, (i) pursuant to the HSR Act and (ii) of the Governmental Authorities set forth on Schedule J.

“Reserve Real Property” shall APD’s site at 474 W. 19th Street, Reserve, Louisiana 70084

“Residual Equipment” shall have the meaning set forth in Section 5.34(c).

“Restricted Cash” shall mean Cash Equivalents of a Transferred PMD Company to the extent that the declaration or payment of dividends or similar distributions by such Transferred PMD Company of such Cash Equivalents (a) is not permitted, directly or indirectly, without any prior approval of any Governmental Authority or by its organizational documents or by any Contract, Law or Encumbrance applicable to such Transferred PMD Company or such Cash Equivalents, unless such restrictions with respect to the payment of dividends or similar distributions (i) have been legally waived, (ii) arise pursuant to any Contract or Encumbrance with respect to Indebtedness that is to be repaid or otherwise satisfied at Closing, (iii) can be waived by the Transferred PMD Company, Buyer, or their respective Affiliates, or (iv) are only of a short-term nature pending the filing of annual financial accounts, reports, or similar items, or (b) would result in the imposition of any Tax, including any withholding Tax, or similar charge or fee or any adverse Tax consequences to such Transferred PMD Company, Buyer, or their respective Affiliates, but only to the extent of such Tax, similar charge or fee, or adverse Tax consequences.

“Restricted Period” shall have the meaning set forth in Section 5.12(d).

“Retained Environmental Liabilities” shall mean (i) any and all Remediation Liabilities, Environmental Compliance Liabilities, Hazardous Substance Exposure Liabilities and Off-Site Environmental Liabilities associated with Former PMD Properties and the operations at Former PMD Properties; (ii) any Off-Site Environmental Liabilities relating to Hazardous

Substances transported before the Closing Date from the Real Property and the APD Landlord Real Property (with respect to the latter, only with respect to the PMD Business and the Calvert City Utility Assets); (iii) Hazardous Substance Exposure Liabilities relating to exposures to Hazardous Substances that occurred prior to the Closing Date at the Real Property; (iv) the Known Environmental Matters; and (v) the APD Landlord Real Property Hazardous Substance Liabilities.

“Retained Liabilities” shall mean, except in each case as otherwise expressly provided in this Agreement, any and all Liabilities, whether arising before, on or after the Closing Date, of APD, its Subsidiaries, any other Seller, the Transferred PMD Companies or any of their respective predecessor companies or businesses, or any of their Affiliates, Subsidiaries or divisions, to the extent, in each of the foregoing cases, the same results from or arises out of the present, past or future operations or conduct of the Excluded Businesses or the use or ownership by APD or its Subsidiaries of the Excluded Assets; provided, however, that “Retained Liabilities” shall also include any and all Liabilities of any predecessor companies and businesses of: (i) the Transferred PMD Companies that (x) were transferred to APD or any of the Retained Subsidiaries prior to the date of this Agreement and (y) are operated by APD or any of the Retained Subsidiaries as of immediately following the Closing; and (ii) the PMD Business that were transferred by APD to any third party prior to the date of this Agreement. “Retained Liabilities” shall also include the following: (i) all Liabilities for Taxes for which APD or any of the PMD Asset Sellers is liable pursuant to Article VI, or except as provided in Article VI, applicable Law; (ii) all Liabilities assumed by, retained by or agreed to be performed by APD or any of the Retained Subsidiaries pursuant to any of the Related Agreements or the Other Transaction Documents; (iii) Existing APD Actions, APD Actions and Joint Actions, (iv) all Retained Environmental Liabilities; (v) any Liabilities arising under or with respect to any Business Plan that is not a Transferred Business Plan or Foreign Transferred Business Plan for periods prior to, on and after Closing, except as specifically assumed by Buyer as an Assumed Benefit Obligation or included in the Net Working Capital of the PMD Business or Indebtedness; (vi) other than Liabilities contemplated to be assumed by Buyer pursuant to this Agreement, any and all Liabilities related to the employment, retention or termination of any Business Employee who is not an Acquired Employee for periods on, prior to and after the Closing, including Liabilities under any employment agreement, (vii) all Liabilities for any Person who provides or provided services to an Excluded Business; (viii) any Liabilities in respect of a Transferred PMD Company related to any UK DB Scheme, including (A) without prejudice to Section 5.18(d)(iv), any Liabilities which arise under Section 75 or Section 75A of the Pensions Act 1995 under English law; and (B) any contribution notice or financial support direction issued by a Governmental Authority; (ix) any Liabilities related to Beckmann/Martin Rights; (x) any Liabilities resulting from any Actions by Acquired Employees based on or claimed in connection with the agreement to modify the calculation formula of the APD defined benefits scheme before the arbitration committee dated October 2, 2015 and/or its implementation being held ineffective and/or unenforceable; (xi) costs of providing and Liabilities for claims for APD’s failure to provide post-retirement welfare benefits for Current Business Employees covered by the Labor Contract at Calvert City; (xii) any Liabilities arising under or in connection with any “social plans” or framework social plans implemented by APD or its Affiliates or any Transferred PMD Companies on or prior to the Closing Date or any such social plans or framework social plans otherwise implemented or agreed to be implemented as a result of or in relation to this transaction without the consent of Buyer to the extent that they provide remuneration or benefits in excess of or in addition to the entitlement of any Automatically Transferring Employee to remuneration or benefits not part of any such social plan on the date of this Agreement, other than Liabilities contemplated to be assumed by Buyer pursuant to Section 5.16 of this Agreement; (xiii) any Transaction Expenses of the PMD Asset Sellers; and (xiv) the Liabilities set forth on Section A(16)(xiv) of the Seller’s Disclosure Schedule.

“Retained Names” shall mean the names and Trademarks set forth in Section 5.7 of the Seller’s Disclosure Schedule, and any Trademarks related thereto or containing or comprising any of the foregoing, including any Trademarks derivative thereof or confusingly similar thereto, or any telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing.

“Retained Subsidiary” shall mean any Subsidiary of APD, other than the Transferred PMD Companies.

“Review Period” shall have the meaning set forth in Section 2.5(a)(iii).

“Right of First Offer” shall have the meaning set forth in Section 5.12(d).

“Right of First Offer Contract” shall have the meaning set forth in Section 5.12(d).

“Right of First Offer Procedure” shall have the meaning set forth in Section 5.12(d).

“Sale” shall mean the closing of the transactions contemplated by this Agreement.

“Sale Process” means all matters, whether occurring before or after the date of this Agreement, relating to the sale or spin-off of the PMD Business and all activities in connection therewith, including matters relating to (i) the solicitation of proposals from third parties in connection with the sale of the PMD Business (either alone or as part of the Electronics and Performance Materials segment of APD) or (ii) the drafting, negotiation or interpretation of any of the provisions of this Agreement, the Related Agreements, the Other Transaction Documents or the Local Purchase Agreements or the determination of the allocation of any Assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Scope of Work” shall have the meaning set forth in Section 5.37(a).

“Section 338(h)(10) Election” shall have the meaning set forth in Section 6.10.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Sellers” shall mean APD, the PMD Share Sellers, the PMD Asset Sellers and, if applicable, any other APD Subsidiary that is a party to the Transition Services Agreement.

“Seller’s 401(k) Plans” shall have the meaning set forth in Section 5.18(h)(iii).

“Seller’s DB Plans” shall have the meaning set forth in Section 5.18(h)(iii).

“Seller’s Disclosure Schedule” shall mean the disclosure schedule that APD has delivered to Buyer as of the date of this Agreement, as may be amended or supplemented in accordance with Section 5.27.

“Senior Management of the PMD Business” means the individuals listed on Section 5.12 of Seller’s Disclosure Schedules.

“Shared Contracts” shall mean any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement set forth on Section 5.23 of the Seller’s Disclosure Schedules and entered into prior to the Closing which are between APD or any of its Subsidiaries (or, after the Closing, APD or Buyer or any of their respective Subsidiaries), on the one hand, and one or more third parties, on the other hand (regardless of whether such Contracts constitute PMD Assets), that directly benefit both (x) the Excluded Businesses and (y) the PMD Business.

“Shared Contractual Liabilities” shall mean Liabilities in respect of Shared Contracts.

“Skadden” shall have the meaning set forth in Section 9.14.

“Solvent” shall mean, with respect to any Person, that (i) the fair saleable value of the property of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of Liabilities of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Liability.

“Specially Designated National or Blocked Person” shall have the meaning set forth in Section 3.19(c).

“Specified Insurance Policies” shall have the meaning set forth in Section 5.30(d).

“Straddle Period” shall have the meaning set forth in Section 6.2(b).

“Subsidiary” of a Person shall mean a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

“Survey” shall have the meaning set forth in Section 5.40(b).

“Tax Audit” shall have the meaning set forth in Section 6.4(a).

“Tax Authority” shall mean a Governmental Authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Facility” means any facility under any applicable Tax Laws, including any facility based on case law, as a result of which facility a deferral, exemption or other relief from a Liability to Taxes is or becomes available in respect of any event or transaction that would have given or might give rise to a Liability for Taxes for the Transferred PMD Companies, but for the availability of such facility.

“Tax Item” shall mean any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Tax Sharing Agreement” shall mean any existing agreement or arrangement (whether or not written) binding any of the Transferred PMD Companies that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit.

“Taxes” shall mean (x) any charges, fees, levies, imposts, duties, or other assessments of a similar nature, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, wage withholding, employment, workers compensation, business occupation, occupation, premiums, environmental, estimated, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, real estate, value added, business license, custom duties, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Tax Authority including any interest, additions to tax, or penalties applicable or related thereto, (y) Liability for the payment of any amounts of the type described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (z) Liability for the payment of any amounts as a result of being party to any Tax Sharing Agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y).

“Third Party Claim” shall have the meaning set forth in Section 8.4(f)(i).

“Title Commitment” shall have the meaning set forth in Section 5.40(a).

“Title Company” shall mean First American Title Insurance Company, writing through its national commercial offices in Chicago, Illinois.

“Title Policy” shall have the meaning set forth in Section 5.40(a).

“Total Budget” shall mean the amount set forth as the “Total Budget for the Pasadena Facility Construction” in Schedule L.

“Trade Secret Description” means a general categorization for the recorded and/or recognized trade secrets.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Transaction Expenses” means all out of pocket expenses incurred on or prior to the Closing Date in connection with the negotiation, preparation, investigation, execution and performance of this Agreement, the Related Agreements, the Other Transaction Documents and the Local Purchase Agreements and the transactions contemplated hereby and thereby, including fees, expenses and disbursements of counsel, accountants, investment bankers, consultants, and other advisors and service providers.

“Transfer Regulation” means any local legislation or regulations in any jurisdiction that has implemented the Directive 2001/23/EC (Transfer of Undertaking) or that otherwise provides for the automatic transfer of employees’ employment to Buyer, a Transferred PMD Company or a relevant PMD Asset Buyer as a result of the transactions contemplated by this Agreement. For purposes of this Agreement, the Transfer Regulation applies to employees in the United Kingdom, the Netherlands, France, Italy, Germany, Brazil and certain employees in Singapore.

“Transfer Taxes” shall have the meaning set forth in Section 6.5.

“Transferred Business Plan” shall have the meaning set forth in Section 3.11(a).

“Transferred DB Plan Assets” shall mean the aggregate fair market value of the assets transferred to a defined benefit pension plan or plans of Buyer or any of its Subsidiaries from the Business Plans that are foreign defined benefit pension plans for the benefit of Acquired Employees located in Germany, in each case in respect of the Assumed Benefit Obligations pursuant to Section 5.18(d).

“Transferred DRE” shall mean any Transferred PMD Company that, as of the Closing Date, is disregarded as separate from its owner for U.S. federal income tax purposes.

“Transferred IP Contracts” shall mean any IP Contract to which APD or any of its Subsidiaries is a party or to which any of the PMD Assets is subject, in each case, that (x) is set forth on Section A(17) of the Seller’s Disclosure Schedule or (y) relates predominately to, and is required in the operation of, the PMD Business.

“Transferred PMD Books and Records” shall mean the books and records (whether or not computerized) of APD and its Subsidiaries, including all books and records of the Transferred PMD Companies, and all other books and records to the extent they predominately relate to the PMD Business, including (i) all such books and records to the extent predominately relating to (A) Acquired Employees including personnel files, completed or pending labor or employment disputes in connection with the Acquired Employees against APD and its Affiliates or against any Business Employee in the past two years, any completed or pending government inquiry or investigation of APD and its Affiliates (in respect of the PMD Business) regarding employment compliance and Tax compliance relating to employment in connection with the Business Employees in the past two years, (B) the purchase of materials, (C) Taxes (but only insofar as such books and records are reasonably necessary for the determination of Tax Items for any Post-Closing Tax Period), (D) supplies and services, (E) the development, marketing, manufacture and sale of products by the PMD Business or dealings with suppliers and customers of the PMD Business, (F) the PMD IP (including any Invention Disclosures and Trade Secret Descriptions), (G) environmental investigation or Cleanup relating to the Real Property or compliance with Environmental Laws with respect to the PMD Business, (ii) all files relating to any Action included in the Assumed Liabilities, (iii) all emails predominantly relating to the PMD Business maintained on PMD IT Assets by APD prior to the Closing in the ordinary course of business; provided, however, that the foregoing shall not include any books and records to the extent such books and records relate to an underlying matter that is a Retained Liability.

“Transferred PMD Companies” shall mean the entities listed on Section A(18) of the Seller’s Disclosure Schedule.

“Transition Bonus” shall have the meaning set forth in Section 5.18(e).

“Transition Services Agreement” shall mean the Transition Services Agreement, substantially in the form attached hereto as Exhibit E.

“Treasury Regulations” shall mean the final, temporary and proposed regulations promulgated by the United States Department of the Treasury under the Code.

“US63” shall mean Versum Materials Performance Manufacturing, Inc., a Delaware corporation.

“U.S. Acquired Employee” shall have the meaning set forth in Section 5.18(h).

“U.S. EPA” shall mean the United States Environmental Protection Agency.

“U.S. Sanctions” shall have the meaning set forth in Section 3.19(c).

“UK DB Scheme” shall have the meaning set forth in Section 3.11(l).

“VAT” shall mean any value added Tax, including any value added turnover, sales, use, distribution or corresponding Tax levied pursuant to the VAT Directive (2006/112/EC) as implemented in the Laws of the relevant member state of the European Union, and any Tax of a similar nature.

“WARN Act” shall have the meaning set forth in Section 3.12(b).

“Wholly Owned Subsidiary” shall mean, with respect to any Person, any Subsidiary of such Person if all of the common stock or other similar equity ownership interests in such Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable Law) is owned directly or indirectly by such Person.

“Wisconsin DNR Vapor Intrusion Documents” means the following documents:

(i) Wisconsin Department of Natural Resources, Remediation & Redevelopment Program document entitled “Addressing Vapor Intrusion at Remediation & Redevelopment Sites in Wisconsin (RR-800)”, dated December 2010 as updated in July 2012 and by Memorandum, dated June 24, 2015, to Remediation and Redevelopment Staff and Supervisors from Darsi Foss, Director, Remediation and Redevelopment Program, Subject: Effective Immediately: Interim Modification to “Addressing Vapor Intrusion and Remediation & redevelopment Sites in Wisconsin” (RR-800).

(ii) Wisconsin Department of Natural Resources, Sub-Slab Vapor Sampling Procedures (RR-986), dated July 2014.

“Wichita Real Property” shall mean all of APD’s real property within the south half of the northeast quarter of Section 33, Township 28 South, Range 1 West comprising its site at 6601 South Ridge Road, Haysville, KS 67060 and APD’s approximately 1 acre site located on the east side of South Ridge Road, legally described as the north 200 feet of the south 450 feet of the west 217.8 feet of the northwest quarter of Section 34, Township 28 South, Range 1 West, both of the Sixth Principal Meridian, Sedgwick County, Kansas.

“Working Capital Principles” shall have the meaning set forth on Schedule A.

“Zoning Report” shall have the meaning set forth in Section 5.40(c).